amec


10015875



Delivering **Operational Excellence**

AMEC plc annual report and accounts 2009

AMEC is a focused supplier of high-value consultancy, engineering and project management services to the world's natural resources, nuclear, clean energy, water and environmental sectors.

AMEC's **Natural Resources**, **Power & Process** and **Earth & Environmental** businesses employ over 21,000 people in around 40 countries worldwide.





Find out more at **amec.com**

Our website is constantly updated with the latest company news, features and share price information. It also includes convenient downloads of our annual reports, which many shareholders now choose instead of printed documents.

Cover shows employees from AMEC's offices in Vancouver, Canada

Contents

Introduction

Strategy

Sustainability

Performance

Governance

Financials

Notes:
Any forward-looking statements made in this document represent management's best judgement as to what may occur in the future. However, the group's actual results for the current and future fiscal periods and corporate developments will depend on a number of economic, competitive and other factors, some of which will be outside the control of the group. Such factors could cause the group's actual results for future periods to differ materially from those expressed in any forward-looking statements made in this document.

AMEC at a glance

AMEC designs, delivers and maintains strategic assets for its customers, from oil and gas production facilities to nuclear power stations. With new capital projects becoming increasingly large and complex, AMEC offers its customers a range of services which extend from environmental and front end engineering design services ahead of the start of a project to decommissioning at the end of the asset life cycle. The group operates in some 40 countries, and has major operations in the UK and Americas, working for customers ranging from blue chip companies to national and local governments on both sides of the Atlantic. Our largest customer accounts for some 15 per cent of total revenues.

Our customers include: BG, BP, Bruce Power, EDF, ExxonMobil, Imperial Oil, INPEX, National Grid, PotashCorp, Sellafield Limited, Shell, Southern Company, Syncrude, UK NDA, US Air Force.

Analysis of AMEC 2009

Revenues[1]


18%
51%
31%

EBITA[1]


15%
22%
63%

Average employees[1]


21%
46%
33%

Natural Resources · Power & Process · Earth & Environmental

Geographical revenue analysis


12%
31%
24%
33%

UK · US · Canada · Rest of the World

Our sectors

Natural Resources


17%
52%
31%

Oil & Gas · Mining & Metals · Oil Sands

Power & Process[2]


29%
34%
22%
15%

Nuclear · Conventional Power · Transmission & Distribution · Renewables and Bioprocess

Earth & Environmental


14%
12%
28%
16%
15%
15%

Federal/State/Provincial · Industrial/Commercial · Transportation/Infrastructure · Mining · Energy · Municipal/Water

Natural Resources is recognised as a world leader in the provision of engineering, project management and asset support services, with particular expertise in large and complex projects in growth regions and in extending the life of assets.

The business portfolio is well balanced by customer, by end market, by geography, and in terms of the nature of services provided. A high proportion of contracts in this division are negotiated, with the vast majority of revenues being generated by reimbursable contracts with performance incentives.

Power & Process has leading positions in sectors including nuclear and transmission and distribution. Services are provided across the value chain to public and private sector customers, including major utilities, principally in the UK and Americas.

The business portfolio is diverse, both in terms of end markets and services provided. In 2009, the division reported another year of improved margin performance as it continued its shift of focus towards lower-risk activities with higher value add.

Earth & Environmental is a leading international environmental and engineering consulting organisation, offering a diverse portfolio of services to a broad spread of public and private sector clients across the life cycle of their operations. Unlike AMEC's other divisions, the business operates from a branch network of around 150 offices, mainly in North America, but increasingly in Europe and South America.

1 Excluding the Investments and other activities division. For basis of presentation see page 10.

2 Percentage of core revenue, excluding Industrial segment.

Performance highlights

	2009 £ million	2008 £ million	
Continuing operations:			
Revenue	**2,539.1**	2,606.4	-3%
EBITA[1]	**208.3**	184.9	+13%
Adjusted profit before tax[3]	**215.6**	210.3	+3%
Profit before tax[6]	**203.5**	306.6	-34%
Adjusted diluted earnings per share[4]	**46.9p**	44.0p	+7%
Diluted earnings per share from continuing operations	**46.7p**	63.1p	-26%
Dividends per share	**17.7p**	15.4p	+15%

Record operating performance

- EBITA[1] £208.3 million, up 13 per cent
- EBITA margin[2] 8.2 per cent, up 110 basis points
- Firmly on track to deliver 2010 margin target of 8.5 per cent
- Diluted EPS from continuing operations[4] 46.9 pence, up 7 per cent

Order book strong at £3.2 billion

Cash flow conversion 124 per cent

- Operating cash flow[5] £257.0 million, up 129 per cent

Continued financial strength

- Net cash as at 31 December 2009 £743 million
- £113 million invested in acquisitions; GRD and four other acquisitions completed in 2009
- Dividends per share up 15 per cent, to 17.7 pence

1 EBITA for continuing operations before intangible amortisation and goodwill impairment, pre-tax exceptional items and £3.7 million (2008: £2.1 million) relating to elements of deferred consideration on acquisitions in the Earth & Environmental division, but including joint venture profit before tax. See note 2 to the accounts for more details.

2 EBITA as defined above as a percentage of revenue.

3 EBITA, as defined above, plus net financing income of £7.3 million (2008: £25.4 million).

4 Diluted earnings per share for continuing operations before intangible amortisation and goodwill impairment, pre-tax exceptional items and elements of deferred consideration in the Earth & Environmental division.

5 Cash generated from operations before exceptional items and discontinued operations, legacy settlements and pension payments in excess of amounts recognised in the income statement.

6 2008 included an aggregate pre-tax exceptional gain on disposal of £110.7 million, primarily from the sale of the UK Wind Developments business to Vattenfall.

7 2005 includes an estimate of agency staff. The average number of employees in the Power & Process division for 2008 has been restated to include all categories of employees in the Americas on a consistent basis.


Revenue £m
1,788
2,122
2,356
2,606
2,539
05 06 07 08 09


Adjusted profit before tax3 £m
80.6
79.7
126.5
210.3
215.6
05 06 07 08 09


Diluted EPS4 p
17.8
16.6
28.0
44.0
46.9
05 06 07 08 09


Dividends per share p
11.5
12.2
13.4
15.4
17.7
05 06 07 08 09


Average employees7
16,593
17,844
20,442
22,849
21,193
05 06 07 08 09

Chairman's statement

AMEC is not a company which rests on its laurels. This is the third year in a row that we have achieved record results, with adjusted profit before tax of £215.6 million in 2009. Our EBITA margin of 8.2 per cent was our highest to date.

So what next? In late 2006, we articulated our vision for AMEC's long-term success – to be a leading supplier of consultancy, engineering and project management services to the world's energy, power and process industries. We spoke of what we wanted to achieve by the end of 2010 and set targets for the margin improvement we expected as a result of our work. Since then, we have made enormous progress in creating a company with a sustainable future and in early December 2009, we spoke for the first time of the next phase of our journey – our 'Vision 2015'.

We have refined our vision to be more explicit on the areas in which we can add most value to our customers and now see AMEC focusing on the world's natural resources, nuclear, clean energy, water and environmental sectors. Importantly, we want to increase our focus on growth – assured growth – while continuing to make improvements in margin.

To achieve this growth, we will be enhancing our capabilities and our geographic coverage. In Natural Resources, there will be additional focus on deepwater projects, asset support and dutyholder positions; subsea and pipeline engineering; and a move into underground mining. In Power & Process, we will expand what we are doing in nuclear, transmission and distribution and renewable energy. For Earth & Environmental, there will be an increased focus on environmental consultancy and water. In addition, we want to increase our presence in selected regions of the world – Australasia, Latin America and the Middle East – while continuing to grow in our historic heartlands of Europe and North America, as well as in Africa. We see acquisitions as the most attractive use for our cash and will continue to pursue a progressive dividend policy.

We will measure our success against our new financial goal – to achieve earnings per share of over 100 pence in 2015.

At AMEC, we believe firmly that it is not just what you do that matters; it is how you do it. In 2009, we were very proud to be acknowledged as one of the top 10 employers in Canada (Financial Post). We not only retained our position in the Dow Jones Sustainability Index, but were ranked as sector leaders in Oil Equipment and Services. We are internationally recognised for our award-winning, innovative pre-graduate programme in Kazakhstan. We have won numerous awards for our health and safety performance and our employees continue to be actively engaged with their local communities. AMEC's charitable contributions of £540,000 were largely spent 'matching' our employees' own efforts. Going forward, we will look to track, and report on, the time invested in such activities.

Simon Thompson and Neil Bruce were appointed as Non-Executive Director and Executive Director respectively on 21 January 2009 and have proved to be valuable additions to the board. Tim Faithfull was appointed Senior Non Executive Director in May 2009, following Liz Airey's retirement from the board after three terms of office, during which time she made a considerable contribution to the company.

The world shows signs of recovery but the outlook remains uncertain. AMEC and its 21,000 people know where they want to go and how they want to get there, right through to 2015. Their hard work so far has delivered so much and deserves commendation. I am confident they will continue to deliver.

Jock Green-Armytage
Chairman

4 March 2010

Chief Executive's review

It is now more than three years since we set out the roadmap for the first stage of AMEC's journey and the scale and success of our delivery has exceeded even our expectations. The group has been transformed. Our 2009 adjusted profit before tax was 2.7 times higher than the equivalent 2006 figure and three per cent above the prior year. This was achieved despite the general economic downturn and the level of uncertainty about the future, which resulted in key investments being postponed. Our EBITA margin was twice that in 2006 and we are firmly on track to deliver on our margin target for 2010, of 8.5 per cent. And our balance sheet is exceptionally strong, putting AMEC in an enviable position to grow through selective acquisitions in our chosen areas of activity and markets around the world.

We aspire to have the best team of engineers, project managers and consultants in the world and our Operational Excellence programme is designed to help us achieve this. It is changing the way we operate and helping ensure AMEC becomes and remains best in class, as we deliver for our customers. Our improvements are not measured purely in terms of financial numbers; we are also concerned with the wider implications of what we do and how we do it. Our health and safety performance has achieved another record year, with lost time incidents of only 0.04 per 200,000 exposure hours. In 2009 we started to measure our carbon footprint consistently across our global operations. For AMEC, the primary carbon emitting activities are transportation and utility costs. Sustainability is, of course, also a commercial opportunity for us. During 2009, we advised our customers on a range of sustainability issues, for example, helping to determine a suitable location for a commercial scale, third generation biofuel pilot plant.

In 2009 we have strengthened and developed our customer relationships, and have seen the successful ramping up of the Kearl oil sands project in Canada for Imperial Oil, and the Sellafield nuclear decommissioning contract in the UK.

AMEC has 21,000 engineers, consultants, project managers and support staff and combined, they are what make AMEC successful. We need to continue to attract the best and then invest in their development – without high quality, engaged people, AMEC has no business. Our second global employee survey showed a six percentage point improvement in employee engagement, ranking AMEC firmly amongst the highest performing companies, and again rated our commitment to employee safety very highly. It also showed we have more work to do in other areas, improving collaboration and investing in the development of our employees.

But 2010 is just a milestone, not the end of our journey. We are positioned in the right markets and serving the right customers, and, as the chairman has already said, our focus is now on growth, though not at the expense of margin. Vision 2015* will help us further strengthen our competitive position as we move towards 'One AMEC'. Operational Excellence has already created a commonality of culture, tools and processes and encouraged a collaborative approach. This is increasingly important, as customer projects become larger and more complex, and has facilitated the bringing together of the Natural Resources and Power & Process divisions under Neil Bruce's leadership. We are confident that this integrated model will deliver greater efficiencies and improved customer service and will allow us to continue to develop the skills of our employees.

It is clear that the management team and our 21,000 employees have more than delivered in the first stage of our journey. AMEC is now a high margin, well controlled and focused business, operating in some 40 countries. It is now time for the second stage, profitable growth, as we expand our geographical footprint and add capabilities, while maintaining the high quality. We see exciting opportunities, even in lacklustre markets, and are confident we are well placed to take advantage of them.

Samir Brikho
Chief Executive

4 March 2010

*Explained further on page 8.

Delivering sustainability

Sustainability and AMEC

At AMEC, we believe that sustainable development is a core part of our everyday business life, through the services we provide and the way in which we provide them. We want to achieve economic success in ways which uphold our values and Guiding Principles, meeting today's needs without compromising the needs of future generations.

We believe this makes good business sense. By integrating sustainable development into our business we have reduced overhead costs, increased skills, developed new business streams and achieved resource efficiencies.

2009 saw the roll-out of the Operational Excellence Sustainability programme, delivering improvements in three areas, carbon management, stakeholder engagement and sustainability services.

AMEC was also added to the United Nations register of Global Compact participants, in recognition of our increasingly global portfolio and our commitment to continuous sustainability performance improvements.

AMEC tracks over 40 corporate sustainability indicators which we believe are most relevant to our business, setting targets and checking on progress. Full details can be found at amec.com/aboutus/sustainability.

Delivering to our workplace

High quality engineers, project managers and consultants are a scarce resource and so attracting, retaining, developing and protecting the people who work for us is vital to our success.

June 2009 saw over 11,000 people participate in AMEC's second global employee survey, a rise of three percentage points over the 2008 response rate. Our employee engagement index score increased to 73 per cent favourable, up six percentage points, which took AMEC into the "high performing companies" norm, as measured by our external survey partner, Kenexa. So listening to our employees and making changes to address their concerns has made a real difference. Safety and sustainability continue to be seen by employees as key strengths for AMEC and there were significant improvements in views on our managers' approach to performance management. Areas raised for improvement included better communication of the impacts of our Operational Excellence programme and the need to realise benefits from enhanced co-operation within AMEC. We have already taken steps to address these concerns. For example, employees were asked about how Operational Excellence has improved their working lives and the results were included in our end of year publication; and the divisional restructuring is designed to improve collaborative working further and reduce inefficiencies.

As well as addressing these company-wide issues, a strong emphasis has been placed on addressing more specific local concerns. Managers right across the organisation are developing local plans in consultation with their own teams. We shall measure the impact of this in our 2010 survey.

Employee development has been a key focus of Operational Excellence and, in support, late 2009 saw the launch of the AMEC Academy. This is the vehicle that underpins and integrates all the various areas of training and development across the business and delivers them using a consistent, integrated and accessible global approach into the future. By identifying business and individual requirements, we can ensure meaningful training and development is in place to achieve the best individual and business impact both in the short and long term. Our goal is to provide a clear, transparent picture of an individual's career framework and the development opportunities available.

2009 was a milestone for delivery in our safety management and performance, as we focused on implementing the tools created through Operational Excellence and engaging our people across the world. By the end of 2009 we had taken almost 750 people, worldwide, through our Safety Leadership programme, designed to equip our employees with the skills we need to effect excellence in safety performance in the workplace and the wider community. We distributed some 3,000 copies of our new "AMEC Beyond Zero" handbook, which launched our new safety essentials and rules, and published it online for all our people to use. By the end of the year we were proud to say we had achieved AMEC's best ever safety performance, exceeding the targets we set for ourselves.

Delivering to our community

Listening to community needs, respecting their rights and understanding where AMEC can help, support and nurture are all important in being a good corporate citizen and a great company.

2009 saw the roll-out of the office sustainability matrices as another key deliverable from Operational Excellence. Each office in AMEC now has a matrix in place and is required to set four annual community investment actions. Employees across AMEC have embraced this concept, spending their own time fundraising for local charities, spending time with schools and universities and getting involved in environmental clean-up events. Time spent in the community helps to advance AMEC's reputation, but also aids employee engagement and improves staff morale – all of which helps AMEC to attract and retain the best employees.

In 2009 AMEC supported SOS Children as its global strategic charity. In total, the donations AMEC made to SOS Children, and the many other local charities our offices support, amounted to £540,000.

Delivering in our environment

Minimising our impacts and maximising opportunities to enhance the environment are core to our sustainable approach.

Being carbon efficient means we can both reduce our impact on the environment and reduce cost. Each office, as part of its sustainability matrix, set environmental targets relating to improved measurement of, and in reduction in, our carbon footprint. Each location is now required to report its usage and costs relating to office utilities and business travel, AMEC's two primary sources of carbon emissions, using our new global online carbon accounting tool. In 2009 early estimates suggest a 14 per cent reduction in carbon emissions, to 50,000 tonnes. Reductions in electricity use and in air travel were partially offset by increased car usage.

Almost 6,500 AMEC employees have completed our online sustainability awareness training since it was launched in June 2009.

Following consultation, AMEC also strengthened its long-term carbon reduction target to an 80 per cent reduction by 2050 (compared with the 2008 baseline), from 60 per cent. This increase clearly shows AMEC's commitment to the climate change agenda.

Delivering to our market place

There is an increasing emphasis on the wider social and environmental impact of projects with which AMEC is associated. Working together with our partners and supply chain, we are bringing tomorrow's solutions to the marketplace, today.

Through our services, AMEC has an opportunity to make a significant contribution to global sustainable development, helping to cut the world's greenhouse emissions and reducing environmental pollution through clean technology. In 2009 AMEC built on its renewables and low carbon energy solutions, delivering major projects in solar energy and continuing research into carbon capture and storage. Further information relating to our services, and renewables capabilities and projects can be found at amec.com.

Our next move

In 2010 we will continue to implement our Operational Excellence Sustainability programme. We will continue to provide sustainability tools which will enable our business to bring real improvements across the whole of the sustainability agenda, supporting our values and principles. Our programme includes:

- Continue to improve our employee development programmes as part of the AMEC Academy
- Continue to reduce our carbon footprint by setting local carbon reduction targets in order to meet our first milestone of 15 per cent reduction by 2013
- Further develop and market AMEC's sustainability services, focusing on clean energy solutions and adapting to climate change
- Continue to further embed the Global Compact principles within our business policies and processes.

Business and financial review



AMEC is well positioned for growth and the delivery of an EPS* greater than 100 pence in 2015"

Ian McHoul Chief Financial Officer

Introduction

This business and financial review sets out descriptions of each of the group's business segments, their markets, strategy and significant factors affecting performance for the year ended 31 December 2009, including comments on movements in the income statement, balance sheet and cash flow statement and on matters that may have an impact on the group's future financial performance. The review provides a broader perspective of AMEC's businesses to enable a more informed judgement to be made of the group's financial performance and prospects. Certain forward-looking statements with respect to the financial condition, operations and results of AMEC's businesses are contained in the review. These statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual performance or developments to differ materially from those expressed or implied by these forward-looking statements. The review is provided solely to provide additional information to assist in the assessment of the group's strategy and future prospects. It should not be relied on for any other purpose.

Vision and strategy

Since late 2006, AMEC's focus has been on improving margins and creating a stronger, more sustainable business. In December 2009, AMEC announced Vision 2015 which sets out the next phase of the group's development. There will now be an increased focus on assured growth, with further margin improvement and a move towards a more efficient capital structure. A new financial goal has been set, of more than doubling earnings per share* to over 100 pence in 2015.

AMEC's vision has been refined as a part of the Vision 2015 exercise. AMEC aspires to be the leading supplier of high-value consultancy, engineering and project management services to the world's natural resources, nuclear, clean energy, water and environmental sectors. Services remain focused on consulting, designing, managing the delivery of, and maintaining strategic and complex assets such as offshore oil and gas production facilities, civil nuclear facilities or power infrastructure.

The group's core divisions are:

- Natural Resources:
  - Oil & Gas services
  - Oil Sands
  - Mining & Metals
- Power & Process:
  - Nuclear
  - Conventional Power
  - Transmission & Distribution
  - Renewables and Bioprocess
- Earth & Environmental:
  - Environmental Consulting
  - Government
  - Water and Transportation Infrastructure.

In December 2009 and as part of Vision 2015, the management of the Natural Resources and Power & Process divisions was brought together under the leadership of Neil Bruce, Executive Director.

Key areas of focus under Vision 2015 are growth with further margin improvement and a move towards a more efficient capital structure:

Increased focus on growth with further margin improvement

- AMEC will continue to strengthen its people, tools and processes; enhance its capabilities, with increased focus in the subsea engineering, underground mining, renewables and water sectors; and further enhance its geographic footprint

*Diluted earnings per share from continuing operations before intangible amortisation and goodwill impairment, pre-tax exceptional items and elements of deferred consideration on acquisitions in the Earth & Environmental division.

- Revenue growth to 2015 is expected to be above the eight per cent annual compound average achieved by AMEC historically
- Further margin improvement is expected to 2015, with the rate of increase being more gradual than that achieved over the period 2006-2009.

Move towards a more efficient capital structure

- AMEC intends to increase levels of investment, with acquisitions seen as the most attractive use of cash
- A progressive approach to dividends will be pursued, with the group being satisfied with dividend cover around current levels
- Additional shareholder distributions are possible, but the group has no plans in this regard for 2010.

Investment opportunities have been identified which would grow and develop the core sectors, details of which are set out in the segmental review on pages 11 to 24. A number of acquisitions consistent with these opportunities have been made over the last 12 months, details of which are included in the financial review on page 26. At the same time, the group has continued to improve performance as a result of its own internal initiatives. The Operational Excellence programme produced net benefits for the first time in 2009 and the level is expected to increase significantly in 2010.

Operational Excellence

Launched in September 2007, Operational Excellence is designed to enhance the group's operating performance significantly, by providing a framework for the implementation of best practice and continuous improvement. Actions associated with the programme were substantially complete at the end of 2009 and the improvements are now being delivered. For example, in engineering and project management, tools, processes and quality assurance systems have been standardised, so improving flexibility and increasing the quality of the output. Projects such as those with BP (Kodiak/Tubular Bells and Clair Ridge) have gained from these improvements. In Employee Development, the concentration has been on how AMEC attracts, retains and develops its employees. For example, over 1,350 senior employees have been through 'Managing for High Performance' and are applying the lessons learnt in the workplace; and formal career paths have been implemented for AMEC's core disciplines. Late 2009 also saw the launch of AMEC Academy, designed to bring together all training and development opportunities and deliver them using a consistent, integrated and accessible global approach. Other areas of focus include identifying where AMEC should operate, in which markets, with which customers and on which projects; how to strengthen and manage relationships with customers and the supply chain; how to simplify and optimise internal controls and processes; and how to improve AMEC's health, safety and environmental record.

The success of this initiative has enabled AMEC to perform strongly through the downturn and position the group ahead of the anticipated global economic recovery. Investment in the initiative in 2009 was £10 million and annual benefits of £18 million were achieved (2008: investment £10 million and annual benefits £7 million). The year on year cumulative benefit was £11 million.

Global energy markets

The sectors in which AMEC operates are forecast to grow over the long term, supported by global fundamentals. The International Energy Agency's 'World Energy Outlook 2009' forecasts a 40 per cent increase in primary energy demand between 2007 and 2030. Meeting this demand requires an investment of US$1.1 trillion each year, in addition to any expenditure on limiting greenhouse gas emissions.

Regardless of individual market fluctuations, political events and the ever-changing global economy, population growth continues. The world's population is estimated to increase by 19 per cent by 2030 to almost eight billion and ExxonMobil estimate there will be 900 million more households. People need energy and as the population grows and urbanisation increases, the demand for energy and commodities increases.

The balance and mix of energy type may change both locally and globally but the pressure for more is an ever upward trend. ExxonMobil estimate that 40 per cent of primary energy will be used for electricity by 2030 and that all available technologies will be required to meet this growth.

AMEC has considerable experience and capability in all of the world's main energy sectors. The group is well placed to respond to the increasing demand for clean energy, and the need to improve the efficiency of mature assets and add flexibility across the whole sector.

Outlook

2010 is expected to be another challenging year. Although the level of project awards is forecast to improve in 2010 and stimulus funding is expected to be released, the timing of both activities is likely to be back-end loaded. Consequently, the growth of AMEC's project pipeline is expected to accelerate as the year progresses. AMEC is well positioned: through the careful positioning of Natural Resources in early stage FEED contracts; the refocusing of the Power & Process division on a higher value, lower risk business model; the strength of customer relationships; the acknowledged expertise of our employees; the long-term growth fundamentals of the markets served; and the strength of the order book at £3.2 billion.

There is expected to be increasing pricing pressure from customers, although the impact will be mitigated by the ongoing positive effects of Operational Excellence and other internal efficiency drives. In 2010, the investment cost in Operational Excellence is expected to be £5 million, with an annual benefit of at least £40 million, up from the £18 million in 2009. The group is firmly on track to achieve its margin target of 8.5 per cent in 2010.

AMEC's balance sheet remains exceptionally strong, and further selective value-enhancing acquisitions are expected during 2010. The group will continue to build its position consistent with its Vision 2015 strategy of assured growth, through a strengthened geographic footprint and enhanced capabilities in key sectors.

Basis of presentation and discontinued operations

The following analysis is based on the results for continuing operations before intangible amortisation, goodwill impairment and pre-tax exceptional items but including joint venture profit before tax. The results of the group and the Earth & Environmental division also exclude £3.7 million (2008 £2.1 million) of costs relating to elements of deferred consideration on acquisitions by the Earth & Environmental division which, in line with IFRS 3*, are included within EBIT in the consolidated income statement.

In accordance with IFRS 5**, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The cash flows of discontinued businesses are fully consolidated within AMEC up to the date of sale and the assets and liabilities of discontinued businesses that have not been sold at the year end are shown separately on the consolidated balance sheet.

Segmental analysis

Segmental analysis is provided for the group's core activities in the Natural Resources, Power & Process and Earth & Environmental divisions, as well as for non-core Investments and other activities.

Amounts and percentage movements relating to continuing segmental earnings before net financing income, tax, goodwill impairment and intangible amortisation (EBITA) are stated before corporate costs of £38.1 million (2008: £37.4 million) and pre-tax exceptional income of £12.6 million (2008: £109.0 million).

The average numbers of employees for the years ended 31 December 2009 and 31 December 2008 stated in this review include agency staff. The average number of employees in the Power & Process division for 2008 has been restated to include all categories of employees in the Americas on a consistent basis.

*International Financial Reporting Standard 3 'Business combinations'.
**International Financial Reporting Standard 5 'Non-current assets held for sale and discontinued operations'.

Natural Resources

"The strength of our customer relationships and the value we continue to deliver give us confidence for the long term."

Neil Bruce Chief Operating Officer
Natural Resources and Power & Process

£ million	2009	2008	Change (%)	Underlying[1] (%)
Revenue	**1,300.9**	1,204.2	+8	–1
EBITA	**154.3**	129.3	+19	+9
EBITA margin (%)	**11.9**	10.7	+120bps	
Order book (£bn)	**1.71**	1.71	in line	
Average number of employees[2]	**9,577**	10,713	–11	

1 Growth measured against 2008 as restated for material acquisitions and movements in material currencies.
2 Full time equivalents, including agency staff.

Description of business

Principal activities: Oil & Gas services, Oil Sands and Mining & Metals. Total life of asset services ranging from engineering design through to decommissioning. 65 per cent of 2009 revenues generated by asset development (capex) services, with the remainder in asset support (opex). Activities are concentrated mainly in the upstream sector (90 per cent of 2009 revenues), with the balance being in midstream and downstream.

Principal locations: AMEC has operations in mature markets and frontier regions, with major offices in Aberdeen, London, Great Yarmouth, Guildford, Darlington (UK); Uralsk (Kazakhstan); Baku (Azerbaijan); Calgary, Toronto, Saskatoon, Vancouver (Canada); Houston, Texas (US); Kuala Lumpur (Malaysia); Kuwait; Perth, Brisbane (Australia); Shanghai (China); Santiago (Chile); Belo Horizonte (Brazil); Lima (Peru); Singapore; Johannesburg (South Africa).

Revenue split: 27 per cent UK/Europe; 57 per cent Americas; 16 per cent Rest of World.

Customers include: Apache, BG, BP, Chevron, ConocoPhillips, ExxonMobil, Fairfield Energy, Imperial Oil, INPEX, KazMunayGas (KMG), Kuwait Oil Company, Maersk, Petrobras, PotashCorp, Shell, Syncrude, Teck, Vale, Woodside Energy and ZADCO.

Significant new contracts in 2009 included: ExxonMobil Kizomba Satellites detailed design and support; Imperial Oil Kearl oil sands project; INPEX Ichthys FEED; BP Unity operations and maintenance; deepwater engineering studies for Shell Malikai; continuation of BP global agreement, with AMEC selected to support BP's deepwater Tubular Bells and Kodiak discoveries in the Gulf of Mexico; two year contract extension for BG in North Sea; engineering and project management services contract for BP in United Arab Emirates; Sigma3 joint venture contract extension for Shell; offshore maintenance services for Woodside Energy.

Business overview

The Natural Resources division, comprising the Oil & Gas services, Oil Sands and Mining & Metals businesses, provides services to an increasingly broad range of customers around the world. The business has strong, long-term relationships with customers and is today recognised as a world leader in the provision of engineering, project management and asset support services, with particular expertise in large and complex projects in growth regions and in extending the life of assets in the mid-late stages of their life cycle.

The business portfolio is well balanced by geography, by end market, and in terms of the nature of services provided. AMEC is differentiated in its ability to offer customers services and tools including training and development, and a sustainable approach to business in frontier regions. Through the Earth & Environmental division, AMEC is able to offer specialist environmental services at every stage of the project life cycle. In the initial stages, AMEC advises clients on how to minimise the environmental impacts of a development. For operating facilities, AMEC has developed software that monitors existing assets and identifies areas to reduce both energy and emissions. The majority of the division's engineering and project management staff have skills which are transferable between market sectors.

The business is focused on the provision of services to a balanced portfolio of customers. Contract types are varied, both by region and by nature of service, ranging from capex multiplier contracts with rewards to reimbursable opex contracts with performance incentives. The revenue profile of the division spans short-term (less than 12 months) consultancy services, to long-term (five years or more) engineering asset support contracts. EBITA margins range from 8.8 per cent on average in 2009 (2008: 8.0 per cent) for opex services to 13.3 per cent on average for capex contracts (2008:12.9 per cent).

During 2009, Natural Resources improved its competitive position through internal performance improvement and acquisitions meeting specific strategic imperatives in the areas of capability, geographic footprint and access to customers.

Oil and Gas services

AMEC offers a wide range of capex and opex services to an increasingly broad range of customers, which includes International Oil Companies (IOCs), National Oil Companies (NOCs) and independent operators in Europe, Americas, Middle East and Africa, the Caspian, South East Asia and China. It does not operate in early cycle exploration or drilling, but is involved in every part of the project delivery phase.

	Services	Facilities
Capex	▪ Construction management ▪ Consultancy ▪ Design engineering ▪ Front-end engineering ▪ Hook up and commissioning ▪ Installation	▪ Offshore fixed platforms ▪ Offshore floating production units ▪ Onshore booster stations, gathering centres, tank farms, gas-oil separation plants ▪ Pipelines
Opex	▪ Brownfield engineering and project management ▪ Duty holder ▪ Facilities engineering ▪ Operations and maintenance support ▪ Production operations	▪ Offshore platforms and infrastructure ▪ Onshore oil and gas fields ▪ Asset optimisation ▪ Decommissioning and cessation of production

Oil and gas services contracts are cost reimbursable or cost plus and increasingly performance-based; no lump-sum fabrication is performed. Being services-based, capital employed reflects mainly current trading assets.

Revenues in 2009 were generated primarily from activities with IOCs, which accounted for the vast majority of revenues, though NOC activity continues to grow fast, with 2009 revenues up by 23 per cent.

Demand for AMEC's services is linked to the level of spending on new production facilities, and on operations, maintenance, extending the life and increasing production from existing infrastructure.

With centres of excellence in Aberdeen and London (UK), Calgary (Canada), Houston, Texas (US), and Kuala Lumpur (Malaysia), the division is supported by a growing network of engineering centres around the world. Recent strategic investment and joint ventures in Qatar, Australia, South Africa, and South America provide improved access to customers in those regions, whilst the acquisition of PI Group (see page 14) strengthened AMEC's asset optimisation consultancy services.

AMEC has global experience of delivering large and complex projects, with capabilities in deepwater and hostile conditions including Arctic environments and earthquake-prone regions. It has developed a strong position in frontier regions including the Caspian, South East Asia and West Africa. Front-end engineering contract wins over the last eighteen months have positioned AMEC well for future growth. Further details can be found in the Vision 2015 presentation on amec.com. In the opex arena, AMEC is a leading international asset support provider, servicing more than 200 facilities daily. It is the market leader in UK North Sea brownfield services and is developing its position as a provider of duty holder services to new entrant operators in the region.

Markets

The oil and gas services market saw a turbulent 2009, though with signs of a recovery by the end of the year.

The International Energy Agency (IEA) forecast increased demand for oil of around 24 per cent by 2030, with most of the increase expected to be from OPEC members, mainly Middle East and Africa. In addition, continued capital and operating spend is required to maintain production in existing regions.

A Douglas Westwood report 'The World Offshore Oil & Gas Production & Spend Forecast 2009-2013', published in mid-2009, found the worldwide offshore expenditure (including both capex and opex) in 2009 had returned to 2007 levels, but forecast that the five year spend from 2009 to 2013 would rise to US$1,350 billion, up from US$950 billion in the previous five years.

There is a continued trend of resources being more difficult to extract, and AMEC's experience of Arctic, deepwater and complex projects gives the group a good position. At the same time, environmental pressures have increased and this is another area where AMEC can demonstrate a strong track record in helping its customers. The mature oil and gas sector has ageing infrastructure and increasingly depleting reserves which AMEC is well positioned to service, both in terms of asset support services, performance and efficiency improvements, and decommissioning and cessation of production.

Opex activity is set to grow in part because globally the number of complex facilities continues to increase. These facilities are at different, and ever increasing, stages of maturity and therefore require a growing amount of maintenance input.

The Westwood report indicates that between 2009 and 2013 operations spend will rise to US$549 billion, from US$379 billion invested in the period 2004 to 2008.

With leading market positions in mature markets and frontier regions, early life cycle visibility, a balanced portfolio of services and a diversified customer base, AMEC is well positioned to grow.

Oil Sands

AMEC is the market leader in project management, engineering services and the provision of infrastructure to the upstream surface mining oil sands sector. From helping to build the world's first oil sands plant in 1967 to the world's largest plant in 1978, AMEC's operations have matured along with the industry, with participation in most recent oil sands developments.

During 2009, AMEC has been combining the skills of employees across each of its three divisions to work on Phase 1 of the Kearl oil sands project in Canada, for Imperial Oil Limited. This project is also a good example of 'workshare', in which multiple offices combine to meet the needs of AMEC's customers. It is being run from AMEC's Calgary offices and has seen contributions from Vancouver, Toronto, Aberdeen and Houston.

Services in 2009 were provided on a reimbursable basis other than for some activities within the Oil Sands Infrastructure business which have fixed price elements.

Markets

The oil sands market saw a turbulent 2009, though with signs of a recovery by the end of the year.

The Canadian Association of Petroleum Producers estimated in a January 2010 report that production from the oil sands will be approximately 1.8 million barrels per day by 2012, and 2.9 million barrels per day by 2020. This compares with 1.5 million barrels per day in 2009. Major investment being sanctioned includes Suncor on phases 3 and 4 of its Firebag development, and Imperial Oil proceeding to development of Kearl.

Two main extraction techniques are used in the oil sands: surface mining, which currently accounts for some 56 per cent of production, and in-situ, which is expected to increase its share of the market over the next 10 years. In-situ methods, used to extract deeper reserves, utilise steam injected into reservoirs to mobilise the oil.

AMEC is aware of the environmental concerns raised by activities in the oil sands. The full capability of the Earth & Environmental division (see page 23 for specific services) can be used to ensure that customers meet, and where possible, exceed local legislation, providing them with solutions to environmental challenges.

Mining & Metals

AMEC offers mining consultancy (including ore resource estimation, mine planning and feasibility studies), design and project and construction management services to global mining customers producing commodities including potash, gold, diamonds, base metals, coal, iron ore and uranium. The business operates from strategic mining locations including Perth and Brisbane (Australia); Belo Horizonte (Brazil); Saskatoon, Toronto and Vancouver (Canada); Johannesburg (South Africa); Santiago (Chile) and Lima (Peru).

The business is a recognised leader in environments where projects have significant logistical challenges associated with remote location and difficult access. AMEC occupies a top-tier position in international consulting and a leading position in the North and South American Engineering, Procurement and Construction management (EPCm) markets, where it has provided services for many of the world's leading mining companies.

On 17 November 2009 AMEC acquired GRD Limited, an Australian listed company. GRD's main business is GRD Minproc, a world class engineering and project delivery business specialising in the design, procurement and construction of mineral projects, with primary operations in Australia, South Africa and South America.

The acquisition has added world class technical capabilities in a number of key commodities, including copper, gold, nickel, uranium and iron, which will further enhance the offering of AMEC's mining business. It also delivers critical mass in Australasia as well as enhancing AMEC's presence in Africa and South America.

Markets

The mining sector as a whole has been impacted by the fall in commodity prices since 2008. However AMEC has mitigated potential impacts by strategically positioning itself to support a diverse range of commodities and service markets. For instance, AMEC's long standing and leading position in potash projects is proving beneficial as potash project developments have continued to be relatively strong. AMEC is also well placed in other markets such as uranium extraction – and should be in a good position to exploit the growing demand for uranium for use in nuclear energy. In addition, AMEC provides services to a number of gold-mining companies and this market has remained strong as gold prices have increased during the economic downturn.

Strategy

For Natural Resources, Vision 2015 reinforced AMEC's long-term philosophy of being a customer-focused business. The strategy is to expand both geographical coverage and capabilities to support AMEC's customers. This will be achieved through both acquisition and organic growth.

The acquisition of GRD, and the opportunity it provided to combine the mining expertise and global coverage of AMEC and Minproc, is one good example of this long-term strategy in action.

Other examples of how AMEC strengthened its competitive position in 2009 through acquisitions, joint ventures and partnerships in order to better serve its customers included:

- AMEC Black Cat joint venture with Black Cat Engineering in Qatar
- Improved asset optimisation and efficiency through the acquisition of Performance Improvements (PI) Group (UK).

Further, on 29 January 2010, AMEC announced the acquisition of Currie & Brown (Australia) Pty Ltd, strengthening the provision of independent business consultancy services worldwide.

AMEC continues to see acquisition opportunities in Natural Resources' end markets and aims to make further selective acquisitions in order to further improve its competitive position.

Further details on Vision 2015 can be found on page 8 and at amec.com/vision2015.

Financial performance

The Natural Resources division achieved another year of good results despite the reduction in industry capital spend in 2009.

Overall revenue improved 8 per cent to £1,300.9 million as a result of acquisitions and currency movements. Good organic growth was seen in the Oil Sands business, driven by the impact of the Kearl project, which is progressing well. In Oil & Gas services, opex activities declined slightly following the completion of two UK projects in early 2009. New capex contracts in the early phases of development in the second half of 2009 are expected to ramp up later in 2010 and beyond.

Improvements in EBITA (£154.3 million, up 19 per cent), and a record EBITA margin (11.9 per cent, up 120 basis points), were driven by:

- A shift in the business mix. Capex activities increased to 65 per cent of total divisional revenues, and opex activities represented 35 per cent (2008: capex 55 per cent; opex 45 per cent). Margins in capex and opex improved to 13.3 per cent and 8.8 per cent respectively (2008: capex 12.9 per cent; opex 8.0 per cent)
- Favourable impact of currency movements and acquisitions
- The benefits of increased efficiency generated through Operational Excellence.

The average number of employees in Natural Resources declined 11 per cent, reflecting a greater proportion of higher margin, less labour intensive front-end work, and improved operational efficiency.

Recent contract wins reflect Natural Resources deliberate strategic positioning in a challenging market. As customer capital expenditure came under pressure and project sanctions declined, AMEC concentrated on winning the front-end concept and design phase of major deepwater capex projects. Not only do these projects fit well with AMEC's core competencies, but they also place AMEC in a strong position to win the follow-up (EPCm) work in 2010 and beyond.

The division continues to strengthen its relationship with existing customers (ExxonMobil, Shell, BP, BG, PotashCorp, KOC, Syncrude, Fairfield Energy) as well as build new ones, such as with INPEX.

Overall, the order book was maintained at its previous high levels. It can be analysed as follows:

- Capex 55 per cent; opex 45 per cent (2008: capex 43 per cent; opex 57 per cent)
- UK/Europe 34 per cent; Americas 32 per cent; Rest of World 34 per cent (2008: UK/Europe 35 per cent; Americas 29 per cent; Rest of World 36 per cent).

It is expected that markets will remain challenging in 2010. Customers are increasingly putting pressure on pricing though this will be mitigated by the ongoing positive effects of Operational Excellence. The careful strategic positioning of Natural Resources in early stage contracts, and the long-term growth fundamentals of the markets served, continue to underpin longer-term growth.

Major agreements or contracts during 2009 are shown on page 11.

Further details on these, and other contract awards, may be found at amec.com/media.

Power & Process



Our vision is to become the innovative partner delivering full life cycle services for clean energy."

Neil Bruce Chief Operating Officer
Natural Resources and Power & Process

£ million	2009	2008	Change (%)	Underlying[1] (%)
Revenue	**788.1**	1,021.8	–23	–26
EBITA	**55.4**	58.3	–5	–9
EBITA margin[2] (%)	**7.0**	5.8	+120bps	
Order book (£bn)	**1.17**	1.28	–9	
Average number of employees[3]	**7,061**	7,922	–11	

1 Growth measured against 2008 as restated for material acquisitions and movements in material currencies.
2 2008: excluding restructuring costs of £0.6 million.
3 Full time equivalents, including agency staff.

Description of business

Principal activities: Nuclear, Conventional Power, Transmission & Distribution, Renewables, Bioprocess. Total life of asset services provided to customers in the power and process markets, principally in Europe and the Americas. 34 per cent of 2009 revenues generated by capex services with the rest in opex.

Principal locations: AMEC has operations in mature markets and frontier regions, with major offices in Atlanta, GA, Greenville, SC (US); Darlington, Knutsford (UK); Santiago (Chile); Toronto and Vancouver (Canada).

Revenue split: 57 per cent UK/Europe; 43 per cent Americas.

Customers include: ARAUCO, AWE, BP/Verenium, Bruce Power, CMPC, EDF Energy, Enbridge, Imperial Oil, Milford Energy, National Grid, NDA (Nuclear Decommissioning Authority), Ontario Power Generation, Range Fuels, RWE, SABIC, Scottish Power, Sellafield, Southern Company, Total, Wales and West Utilities.

Significant new contracts in 2009 included: EDF Energy contract for West Burton gas-fired power station; first solar power project with Renewable Ventures; Laja plant modernisation project and Santa Fe plant capacity increase for CMPC; National Grid Offshore contract to provide technical due diligence support in their bid to become an offshore transmission operating licence owner; project management of a prototype biofuels plant for Range Fuels; energy efficiency project for Packaging Corporation America in Valdosta, Georgia, US.

Business overview

The Power & Process division provides a balanced portfolio of consulting, EPC (Engineering, Procurement, Construction) and asset support services across the life cycle of projects and investments to a broad range of public, private and utility customers principally located in the UK, Europe and Americas, with strong emphasis on energy and process assets and infrastructure.

The business portfolio is diverse due to the broad range of services provided and the sector coverage. The business mix has continued to migrate towards projects which provide an attractive balance of risk and return. This shift is reflected in the improvement in the EBITA margin to 7.0 per cent in 2009 (2008: 5.8 per cent) despite challenging market conditions.

Vision 2015 has established a clear strategic focus on clean energy and carbon efficiency, with the intent to grow existing markets and selectively pursue growth into new markets and geographies.

AMEC will continue its gradual reduction in activities in the Industrial sector. By 2015, it is expected that such activities will no longer be undertaken.

Nuclear

AMEC's nuclear capability has been developed over 50 years: AMEC is experienced in supporting the full life cycle of nuclear energy, with expertise covering a large range of nuclear technologies. Customers include major utilities, governments, national regulators and other significant stakeholders.

Key market segments served by AMEC are:

- New build
- Reactor support (including life time extension)
- Nuclear decommissioning and waste management.

AMEC provides services across the full asset life cycle, including programme management, major project management, engineering, outage management, safety design and assessment, research and development, radiochemical analysis, radiological, environmental and other specialist technical services. Its principal offices are in Knutsford (UK) and Toronto (Canada) with locations in Eastern Europe and South Africa.

AMEC's nuclear business remains 'technology independent' and its experience ranges across all four generations of nuclear technology.

AMEC also supports developments in fusion technology and is involved in some of the most significant decommissioning and waste management projects.

The business works with the customers in relationships based on partnering to support their major assets, and has significant experience in effectively managing complex stakeholder relationships across the industry, governments, regulators, supply chain and communities.

Principal activities include:

- Providing pre-licensing and architect and owner engineer services ensuring support for project construction management on new build programmes worldwide
- Supporting major reactor re-start programmes such as Bruce Power in Ontario, Canada
- Providing key technical and project management services to support the continued operation, enhancement and life time extension of existing reactor fleets
- Managing UK decommissioning programmes, holding a key position within Nuclear Management Partners (NMP) for the management of the Sellafield complex on behalf of the NDA. In its first year of operation, NMP has exceeded original expectations in the reduction of high hazards at the Sellafield complex
- Providing project management, engineering and safety assurance services to nuclear decommissioning programmes across Europe
- Providing licensing and regulatory support for the complete asset life cycle from engineering, through commissioning and operation to decommissioning
- Active in defence-related nuclear activities – research and naval reactor plant programmes and the UK's strategic deterrent programme.

Markets

The nuclear industry is experiencing a worldwide renaissance which is driven by:

- Increasing worldwide energy demand
- Need for reduced greenhouse gas emissions and environmentally clean technology to replace an aged asset base and help minimise climate change
- Security of supply concerns, as it is less subject to economic or political uncertainty
- Good performance and safety record of reactor designs in operation.

Forecasts for global nuclear capacity by 2030 range from 473GW (gigawatts) to 748GW. This represents an increase of 27 per cent and 101 per cent respectively from the 2008 capacity of 372GW.

The longevity of the nuclear market is a key attribute and AMEC is positioning itself to be a major player in its current and target regions. In the UK, the Government has announced its intention to replace the current UK fleet of nuclear power stations with a new build programme of initially four reactors. Over the next 15 years, AMEC will be actively supporting EDF in the UK to build new nuclear power plants, the first of which is expected to start construction in 2012 and be operational by 2017. With its roles at Sellafield and Dounreay, Power & Process is a major player in UK decommissioning, a sector valued at £73 billion (UK Nuclear Decommissioning figures).

In Ontario*, there are plans to refurbish four existing reactors so extending their life by 30 years. On the same Darlington site, an environmental assessment is underway for up to four new build reactors. Other key geographies for AMEC include Central and Eastern Europe and South Africa.

Conventional Power

This sector comprises generation of electricity from conventional sources other than nuclear, and also air quality control systems (AQCS) for emissions control work.

The majority of services are performed for regulated utilities and independent power producers, primarily in Europe and the Americas. Customers value AMEC's experience with their assets and the ability to provide innovative solutions. The services provided include consultancy and feasibility studies, engineering, EPCm and construction.

Markets

The sector exhibits long-term sustainable demand and is less subject to major cyclical swings. It is driven by:

- increasing worldwide energy demand and electrification programmes
- ageing, inefficient and life expired assets
- need for emissions control technologies to help minimise climate change
- security of supply and fuel mix.

Conventional thermal generation (gas, coal, oil) in the period to 2030 will still represent over 50 per cent** of the total investments, equating to some US$12 billion worldwide. Approximately 20 per cent of this is expected to be in North America, with a further eight per cent from Europe. One half of the planned investment will be in the BRIC (Brazil, Russia, India, China) countries, closely followed by Europe and North America. Planned thermal capacity additions in the UK to 2012 are 15GW.

Transmission & Distribution (T&D)

This sector covers power transmission and distribution for medium, high, and extra high voltage transmission lines and cables, substations and interconnectors. It also includes gas transmission and distribution, encompassing AMEC's activities in high pressure gas import terminals, storage and transmission, and low pressure gas distribution.

AMEC provides consulting and feasibility studies through to detailed engineering, project management, programme management, construction, EPCm and commissioning services.

Major customers include T&D system owners such as National Grid in the UK and US, EDF, Wales and West Utilities, operating in both regulated and non-regulated environments.

Current and recent activities in T&D include:

- The Electricity Alliance West for National Grid in the UK – a five year, £500 million programme to upgrade the overhead power lines and underground cables across the Western half of England and all of Wales
- The North East Power Alliance for National Grid in the US – a five year programme to support the delivery of National Grid's long-term US transmission US$1.7 billion capital investment programme in New York and New England

*Source: Ontario Power Authority.
**Source: IEA World Energy Outlook 2009.

- The M1 Gas Alliance for National Grid in the UK – an eight year services contract to upgrade the gas network along the M1 corridor between Sheffield and Leicester
- The South Wales Expansion Project – design and delivery of new gas compression station in South Wales and upgrade of two stations in central England.

AMEC has strong expertise in designing and managing large power grid uncertainties in close partnership with its key customers.

Markets

The sector is characterised by medium-term, sustainable growth which will also be less subject to major cyclical swings.

- Increasing global power demand creates the requirement for increased interconnection
- Shifts in supply and demand points, with the transition to low carbon generation and renewable energy in remote locations, drive system configuration changes
- T&D networks in AMEC current and future territories require major asset renewal to replace life-expired assets following many years of underinvestment.

Based on external data sources, AMEC believes that over 80 per cent of projected investment occurs in 27 countries, principally in those regions subject to power congestion combined with high demand growth. The UK is forecast to grow at over 20 per cent to 2015, the North Eastern United States at over 30 per cent (source: National Grid) and South Africa at over 31 per cent (source: Eskom).

Gas investment will continue to grow in the short term, driven primarily by the issues of security of supply and the need to increase storage capacity in Europe and North America.

Renewables and Bioprocess

Renewables

AMEC recognises the vast potential in renewables, coupled with continued uncertainties surrounding market growth timescales, technology selection and industry structure. AMEC's renewables experience is focused around power generation using new low carbon, sustainable technologies resources, including wind, biomass, alternative biofuels and marine. AMEC is working increasingly in collaboration with power utilities, financial institutions, government agencies, technology developers, OEMs (original Equipment Manufacturers) and specialist consultants in this field.

AMEC is providing consultancy support to technology development for Carbon Capture and Storage (CCS) and marine energy in the UK, while repositioning in wind as a provider of engineering, development support and delivery services. In wind AMEC completed environmental assessments for Centrica's proposed Race Bank and Docking Shoal offshore wind farms in the UK.

In Canada, the business holds a strong position in wind EPC and construction services. In the US, AMEC is developing a position in solar having recently secured a contract for EPC services for a new plant at Colorado State University.

Bioprocess

The Bioprocess sector includes AMEC's activities in biofuels, pulp and paper, refining and petrochemicals. It covers established businesses and emerging biomass technologies to create energy, including biofuels and wood pellet production. AMEC has considerable expertise and experience in wood handling, storage and conveyance, boiler technologies and co-firing of biomass in industrial boilers within the conventional power sector which is readily transferable to biomass.

Biofuels are driven by clean fuels legislation. AMEC is a leader in the development of cellulosic ethanol, and has contributed to high-profile demonstration plants. Services include economic feasibility studies, detailed engineering, project management and construction management services.

The pulp and paper sector covers grades of printing and writing paper, tissue, boxboard, container board, and other speciality products. AMEC is a market leader in the Americas as a full-service provider.

In downstream process, AMEC provides services from the UK including: turnarounds and maintenance, selective consultancy, engineering, project management and construction for petrochemical assets. Customers include major oil and gas companies such as SABIC, BP and Shell.

Markets

The renewables sector is driven by the requirement to meet national and international emissions control and pollution control legislation, and incentive mechanisms including short-term stimulus packages and improving technology.

According to International Energy Agency (IEA)* predictions, wind will provide 12 per cent of global electricity generating capacity by 2050. To achieve this, 47 GW will need to be added on average each year, a 75 per cent increase on 2008 capacity. The same report suggests that 21 per cent of the investment will be in Europe, 14 per cent in North America.

For solar technologies, the IEA predicts that photovoltaic could account for 11 per cent of global power generation by 2050, which would require a six-fold increase in annual industrial production by 2020. Concentrated solar power is also expected to grow and could be even more significant than photovoltaic. Marine also has significant potential though currently most of the technological innovation is at an early stage of development.

CCS is potentially a very large segment with the possibility of significant global investment. However it has yet to be deployed in a major way beyond demonstration projects.

Under the IEA reference scenario, overall renewables are projected to increase from 18 per cent of the global generation mix in 2007 to 20 per cent in 2015 and 22 per cent in 2030.

New Energy Finance predicts global biomass compound annual growth in capacity to 2030 of 5.5 per cent, meaning the installed capacity will reach almost 200GW. More than half of this is expected to be in Europe and the Americas.

The markets for both biodiesel and bioethanol are expected to grow between 2009 and 2018 by a compound annual rate of five per cent and six per cent respectively (Source: RNCOS 2008).

In AMEC's opinion, the market outlook for pulp and paper in South America remains reasonably firm, influenced by the pricing cycle of the commodity pulp business and mill expansions. The North American market is being driven by government incentives to create green power cogeneration and related mill improvements.

The UK downstream market outlook remains challenging and weak over the short term, with projects deferred and cancelled in response to the global financial crisis.

Industrial

The Industrial sector includes a number of activities in sectors such as cement and pharmaceuticals which do not form a part of AMEC's vision for 2015. Revenues dropped by 74 per cent in 2009 and further reductions are expected going forward.

Strategy

As part of AMEC's Vision 2015, the Power & Process division established a clear strategy to focus on clean energy and carbon efficiency as a sustainable platform for future growth post economic recovery.

The division will increase its range of services in Europe and the Americas through organic growth and niche acquisitions, and grow internationally in selected geographies as a leading supplier of high-value consultancy, engineering, project management and construction services for the nuclear, conventional power, transmission & distribution, renewables and bioprocess sectors.

*Source: IEA World Energy Outlook 2009.

In 2009 Power & Process strengthened its global competitive position through the following partnerships:

- The creation of AMEC Partners Korea, a joint venture with KEPCO, KOGAS and KDB, whereby AMEC will leverage its strong engineering, safety and project/programme management capability to expand into new territories
- In India AMEC has formed a strategic partnership with leading player Hindustan Construction Co. Ltd.

The group will maintain a balanced portfolio of services focusing on both EBIT growth through higher value services and volume growth from project delivery services. A technology neutral position will be maintained with the group positioned as expert partner of choice, aligned with technology providers as required to access clients, sector and market opportunities.

Further details on Vision 2015 can be found at amec.com/vision2015.

Financial performance 2009

Results continue to reflect management's efforts to refocus the business model and core services to be higher value-add, lower execution risk.

Revenue for the period was down 23 per cent, to £788.1 million in 2009 (2008: £1,021.8 million). Over 40 per cent of this decline reflected the completion of four 'older contracts'. These are contracts that do not meet the new criteria of low-risk services with high-value add. Further volume decline also came from weaknesses in process end markets in the UK and Americas, and project delays in the Conventional Power sectors.

EBITA declined 5 per cent, to £55.4 million (2008: £58.3 million), as improvements in operational efficiency, and a £15 million contribution from the major Sellafield joint venture contract were offset by lower levels of activity and a net loss of £10 million on the older contracts. Control of any remaining liability on these contracts is a key management focus. Overall EBITA margin improved by 120bps, to 7.0 per cent.

The average number of employees in Power & Process declined by 11 per cent reflecting the managing down of the cost base in accordance with lower levels of activity during the period.

The order book at 31 December was £1.17 billion (31 December 2008: £1.28 billion), down on the previous year due to project deferrals by customers and the strategic refocusing exercise. The order book can be analysed as follows:

- Capex 39 per cent; opex 61 per cent (2008: capex 37 per cent; opex 63 per cent)
- UK/Europe 50 per cent; Americas 50 per cent (2008: UK/Europe 54 per cent; Americas 46 per cent).

The Sellafield contract, as an equity accounted joint venture, is not included in the Power & Process order book.

Markets are expected to remain challenging in 2010. The Sellafield contract is now well established and the division's focus on its core sectors, which are supported by long-term market fundamentals and strong customer relationships, position AMEC well for growth in the longer term. Pricing pressure will be mitigated by the ongoing positive effects of Operational Excellence. Incremental margin improvements are anticipated as the older contracts move towards completion and the strategic refocusing exercise continues.

Major agreements or contracts during 2009 are shown on page 16.

Further details on these, and other contract awards, may be found at amec.com/media.

Earth & Environmental

" Growth and client development, both spurred on by Operational Excellence, expanded our reach in select sectors and delivered bottom line results."

Roger Jinks President
Earth & Environmental

£ million	2009	2008	Change (%)	Underlying[1] (%)
Revenue	**470.8**	400.2	+18	–3
EBITA	**36.5**	33.5	+9	–8
EBITA margin (%)	**7.8**	8.4	–60bps	
Average number of employees[2]	**4,337**	3,933	+10	

1 Growth measured against 2008 as restated for material acquisitions and movements in material currencies.
2 Full time equivalents, including agency staff.

Description of business

Principal activities: Specialist environmental, geotechnical, programme management, engineering and consultancy services to a broad range of customers in the public and private sectors. This business operates from a regional network and is typically characterised by a large number of small value contracts.

Locations: Around 150 offices, mainly across North America but also Europe, the Middle East and South America.

Revenue split: 96 per cent Americas, 4 per cent Rest of World.

Customers include: Alberta Transportation, Arizona Department of Transportation, Aventis Crop Science, Bank of America, Canadian Department of National Defence, CSXT, Enbridge, ExxonMobil, FEMA, GE, Imperial Oil, National Grid, Newmont Mining Corporation, State of Alabama, Suncor, Syncrude, Teck, US Air Force, US Army, US Navy.

Significant contracts include: US Navy: global, multiple award construction contract, and modernisation projects for fuel facilities; Imperial Oil: environmental and geotechnical engineering work on the Kearl oil sands cross-divisional collaborative project, Canada; Guyana Goldfields, Aurora Gold, Guyana: studies and designs for water and waste management, geotechnical and other engineering; Department of National Defence, Goose Bay, Canada: prime consultant for site assessment and remediation; US Air Force Center for Engineering and the Environment: multiple projects at bases globally; Fairfax County, Virginia, US: stormwater consulting services; US Air Force Civil Engineer Support Agency: design and construction of a solar array at Buckley Air Force Base, Colorado, US; City of Wichita, Kansas, US: detailed analysis and certification of almost 100 miles of levees protecting the city.

Business overview

The Earth & Environmental division is a leading international environmental and engineering consulting organisation with full service capabilities covering a wide range of disciplines, including environmental engineering and science, geotechnical engineering, water resources, materials testing and engineering, engineering and surveying, and programme management.

Unlike AMEC's other divisions, Earth & Environmental provides services from a branch network of around 150 offices, mainly in North America, but with an increasing presence in the growth markets of Europe and South America. With the vast majority of its activities falling outside the scope of engineering and project management services provided by the Natural Resources and Power & Process divisions, Earth & Environmental enables AMEC to provide a broader range of services across the asset life cycle than many competitor companies. This "halo" effect can lead to AMEC becoming involved in major projects at the time of the environmental impact assessment, before they even get off the ground.

Services are provided for a broad spread of public and private sector customers across the life cycle of their operations. Work is also performed for customers common to the Natural Resources and Power & Process divisions.

The environmental services industry is large and fragmented, providing opportunities for growth through bolt-on acquisitions. In recent years, Earth & Environmental has added to its geographic footprint and capabilities through acquisitions, mainly in North America and Europe, and intends to make further investments in the future.

The Earth & Environmental business portfolio is well balanced both by end market, and in terms of the nature of services provided, with the vast majority of the division's employees being transferable between market sectors. The business is characterised by a very high number of small value contracts – in 2009 the division was awarded over 15,000 contracts with an average size of US$40,000.

During 2009, Earth & Environmental improved its competitive position through internal performance improvement and acquisitions in selected end markets and regions. The Operational Excellence programme is expected to be a major contributor to further enhancements in performance of the division in 2010.

Services

Earth & Environmental operates a 'seller-doer' business model employing specialist consultants.

The following are examples of services provided by Earth & Environmental:

- Archaeology
- Architecture
- Climate change consulting
- Ecological studies
- Engineering design
- Environmental site characterisation
- Environmental impact studies and permitting
- Geotechnical design and analysis
- Infrastructure design
- Materials engineering, construction monitoring and testing
- Oceanography and meteorology
- Programme management
- Remediation planning and execution
- Socio-economic studies
- Tailings/waste dump design and construction monitoring
- Waste management
- Water and air quality
- Water management, development and protection.

Earth & Environmental has many small contracts with some fixed price commitments in respect of certain federal activities and other consulting projects.

During 2009, Earth & Environmental continued to improve its geographical footprint and services capability through specific acquisitions, further details of which are given on page 24.

Markets

Earth & Environmental operates in a large and highly fragmented market. In 2009, the North American environmental consulting and engineering market segment was valued in excess of US$50 billion (source: AMEC). Whilst AMEC's overall market share is small, due to the nature of the market, the business has strong positions in certain end market sectors, notably natural resources, water and defence. AMEC also maintains strong local market share in a number of the communities in which it operates, and also with select nationally operating commercial customers.

Earth & Environmental works for resource, government and commercial customers in North America, providing services from environmental impact assessments at the earliest stages of the project life cycle right through to advising on clean up following decommissioning. Other major market segments include waste, auditing and permitting, remediation, and industrial services.

In addition, a broad range of services are provided to the US Federal Government, which is the largest procurer of environmental services in the world. Here, customers include the US Air Force, US Army and US Navy, where services are as diverse as remediation programmes, to fixed price design and delivery of airfield facilities at bases in the US and around the world.

The European market for environmental services is smaller than in North America, and is also fragmented. Underlying long-term growth drivers are stronger than the more mature market in North America, being driven by increasing regulatory pressures.

Earth & Environmental continued

Earth & Environmental provides consulting services in other regions of the world outside North America and Europe, primarily meeting the global needs of existing internationally operating customers.

Market drivers for this division include growth in environmental legislation; increasing corporate social responsibility; increasing use of brownfield sites and increasing exploration of environmentally sensitive regions by natural resources companies.

Strategy

During 2009, Earth & Environmental strengthened its competitive position through selective acquisitions. Each of the acquisitions added to the branch network of offices, and in addition, improved the division's capabilities as follows:

- Philips Engineering Ltd. (Ontario, Canada): Infrastructure and design engineering
- Arcas Consulting Archeologists Limited (British Columbia, Canada): archaeological consulting
- Journeaux, Bédard and Assoc. Inc. (Quebec, Canada): geotechnical, mining and environmental consulting.

AMEC continues to see acquisition opportunities in the environmental services markets in North America and Europe, and aims to make further selective acquisitions in order to further improve its competitive position by way of increased capability and/or geographic footprint.

In particular, AMEC is seeking to expand its services offering and capabilities in the water sector.

Further details on Vision 2015 can be found at amec.com/vision2015.

Financial performance

Revenue increased by 18 per cent to £470.8 million in 2009 (2008: £400.2 million), as a small decline in the underlying revenue was more than offset by acquisitions and favourable currency movements. The overall softening of the market was not offset, as had been expected, by US and Canadian government stimulus spending. Although the division saw growth in the Municipal/Water, Mining, and Federal sectors, it was offset by weakness in the Industrial/Commercial end markets.

EBITA increased 9 per cent in 2009 to £36.5 million (2008: £33.5 million), with acquisitions and currency movements offsetting a reduction in underlying EBITA. Overall EBITA margin declined 60 bps to 7.8 per cent (2008: 8.4 per cent) driven by lower utilisation rates. Operational gearing is higher in this business because of the 'seller-doer' business model. Hence, as the economy weakened and projects were delayed, utilisation rates were impacted, despite ongoing action to reduce the cost base.

The average number of employees in Earth & Environmental for the period increased by 10 per cent compared to the previous year, with the increase reflecting the 2009 acquisitions, as well as the full year effect of the Geomatrix acquisition (June 2008).

2010 will remain a challenging year. However, the Industrial/Commercial markets are showing signs of recovery and US and Canadian stimulus spending is expected to increase in 2010 through to early 2011. The growth fundamentals of Earth & Environmental's core sectors continue to support longer-term growth.

Major agreements or contracts during 2009 are shown on page 22.

Further details on these, and other contract awards, may be found at amec.com/media.

Investments and other activities

£ million	2009	2008	Change (%)
Revenue	**13.7**	20.0	–31
EBITA	**0.2**	1.2	–83

Description of business

This division principally comprises the Incheon Bridge PPP project in Korea, which was completed on schedule and within budget and was opened to traffic in October 2009.

Financial performance

Revenues in this division declined by 31 per cent to £13.7 million (2008: £20.0 million) reflecting the exit from non-core activities.

EBITA reduced to £0.2 million (2008: £1.2 million) reflecting the disposal of the plant hire business in 2008.

Changes arising from corporate activity

Acquisitions

AMEC continues to make selective acquisitions consistent with its strategy of improving capabilities and geographic footprint, and will continue to exercise financial discipline in targeting future acquisitions. All acquisitions made to date are targeted to achieve post-tax returns ahead of deal-specific cost of capital in the first or second full year post acquisition.

During 2009 AMEC announced five acquisitions in the Natural Resources and Earth & Environmental divisions with an aggregate cash consideration of £113 million. £108 million was paid during 2009 (net of cash acquired) with the balance payable in future years. In addition, £10 million was paid in respect of deferred consideration on prior year acquisitions.

On 29 January 2010, AMEC announced the acquisition of Currie & Brown (Australia) Pty Ltd.

Natural Resources

- In January 2009, the acquisition was announced of the UK-based asset optimisation consultancy services company Performance Improvements Group Limited for an aggregate cash consideration of up to £18 million, of which £13 million was paid on completion with the balance being subject to performance
- In November 2009, the acquisition of GRD Limited (GRD) an Australian engineering and development company, received approval from the Federal Court of Australia by way of a scheme of arrangement following the shareholder approval obtained earlier that month. The aggregate cash consideration of £88 million was paid in December 2009.

  GRD Minproc, a wholly owned subsidiary of GRD is a leading global engineering and project delivery business providing high-value services and specialising in the design, procurement and construction of mineral resource and waste-to-resources projects
- In January 2010, the acquisition of Currie & Brown (Australia) Pty Ltd was announced. Currie & Brown is a leading cost and commercial management consultancy.

Earth & Environmental

Earth & Environmental acquired three businesses in Canada during 2009 with a total consideration of up to £7 million:

- In March 2009, Philips Engineering Limited (Philips) was acquired. Philips specialises in civil engineering consultancy services relating to transportation, water resources and municipal infrastructure
- In June 2009, Journeaux, Bédard and Assoc. Inc. a geotechnical, mining and environmental engineering consultancy business was acquired
- Also in June 2009, the acquisition of Arcas Consulting Archeologists Limited (Arcas) was announced. Arcas is an archaeological consultancy company.

Divestments

The disposal of two small, non-core businesses were completed during the year.

Basis of preparation of the accounts

The 2009 annual report and accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU (adopted IFRS) as at 31 December 2009.

The directors have identified the policies for accounting for long-term contracts, retirement benefits and provisions for litigation matters and liabilities related to the sale of businesses, as the most critical because they involve high levels of judgement and estimation.

Long-term contracts

A significant amount of the group's activities is undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 'Construction contracts' which require estimates to be made for contract costs and revenues.

Management base their judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period.

Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in these accounting estimates is then reflected in the ongoing results.

Retirement benefits

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member life expectancy that underpin their valuations. For AMEC, these assumptions are important given the relative size of the schemes that remain open.

Provisions for litigation matters and liabilities related to the sale of businesses

When accounting for provisions for litigation and other items, the group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which, in the view of management, are unlikely to succeed.

Key performance indicators

The board and executive management monitor a range of financial and non-financial performance indicators, reported periodically, to measure the group's performance over time. Of these, the key performance indicators (KPIs) are shown in the table opposite.

- Safety KPIs show how successful AMEC has been in protecting its employees and subcontractors from harm
- Operational KPIs indicate the volume of work for which orders have been received and the profitability of activity undertaken
- Balance sheet indicators focus on the financial efficiency and balance sheet strength of the business.

	Note	2010 target	**2009**	2008
Safety (continuing operations)				
Number of fatalities at work		0	**0**	0
Lost time incident frequency rate (per 200,000 exposure hours)		0.035	**0.04**	0.07
Total recordable case frequency rate (per 200,000 exposure hours)		0.40	**0.44**	0.65
Operational				
Adjusted group margin*	1	2010: 8.5%	**8.2%**	7.1%
Order intake as a percentage of revenue				
Natural Resources	2	>100%	**100%**	142%
Power & Process	3	>100%	**86%**	92%
Balance sheet				
Profit to cash conversion**	4	90%	**124%**	61%
Days sales in stock/wip and receivables	5	c. 70	**66**	81

1 Adjusted group margin is discussed in more detail under 'Results' on page 28.
2 Order intake as a percentage of revenue for the Natural Resources division reflects the continued strength of the order book.
3 Order intake as a percentage of revenue for the Power & Process division reflects the winding down of older contracts following the change in management focus for this division and the weakness in the UK industrial markets.
4 The strong growth in profit to cash conversion reflects the ongoing good cash management and the winding down of the older contracts within Power & Process. The 2010 target is appropriate for the mix of businesses now in the portfolio.
5 The improvement in day sales in stock/wip and receivables reflects ongoing good cash management and the integration of 2008 acquisitions into AMEC's processes.

*2009 excludes £3.7 million associated with Earth & Environmental acquisitions (2008: £2.1 million). See page 3 for more details.
**Operating cash flow for continuing operations excluding exceptional items, discontinued operations, legacy settlements and pension payments in excess of amounts recognised in the income statement, as a percentage of adjusted EBITA.

Results

Overall revenue for the year decreased by 3 per cent to £2,539.1 million (2008: £2,606.4 million). The underlying revenue declined by 12 per cent, primarily due to general market weakness and the strategic refocusing of the Power & Process division, although Natural Resources and Earth & Environmental also saw a modest decline in underlying revenues. Favourable currency movements added 7 per cent (+£182.5 million) and acquisitions 2 per cent (+£67.1 million).

EBITA increased 13 per cent to £208.3 million (2008: £184.9 million), primarily due to a strong performance from Natural Resources. Acquisitions (+£4.0 million) and currency movements (+£17.3 million) also had a positive effect, with the overall impact on EBITA margins being a 110 basis points increase to 8.2 per cent (2008: 7.1 per cent). Margin improvement was particularly strong in Natural Resources and Power & Process, though Earth & Environmental saw margins decline.

Adjusted profit before tax of £215.6 million in 2009 was ahead of 2008 (£210.3 million), and reflected the EBITA margin improvements offset by lower interest rates. There were intangible amortisation and goodwill impairments of £15.7 million (2008: £9.2 million), joint venture tax of £5.3 million (2008: £1.4 million), and £3.7 million relating to elements of deferred consideration on acquisitions in the Earth & Environmental division (2008: 2.1 million), which, combined with the pre-tax exceptional income of £12.6 million (2008: £109.0 million, including the gain on sale of the UK Wind Developments business), resulted in a profit before tax from continuing operations of £203.5 million (2008: £306.6 million). The tax charge for the year was £46.8 million (2008: £96.9 million), and this, combined with a post-tax profit of £15.9 million (2008: a loss of £10.7 million) from discontinued operations, resulted in a total profit for the year of £172.6 million (2008: £199.0 million).

The Board is recommending a final dividend of 11.6 pence per share (2008: 10.1 pence), which together with the interim dividend of 6.1 pence per share (2008: 5.3 pence) results in a total dividend of 17.7 pence per share (2008: 15.4 pence), an increase of 15 per cent. The Board intends to maintain a progressive dividend policy, which reflects their confidence in the Group's future performance.

Geographical analysis

Some 70 per cent of 2009 revenues (2008: 61 per cent) were generated outside the UK, with the group's largest overseas market being Canada, driven by Mining & Metals and Oil Sands.

Administrative expenses

Administrative expenses increased by £31.9 million to £189.5 million (2008: £157.6 million) largely as a result of currency movements, acquisitions and a lower level of net financing income from the pension schemes.

Net financing income

In 2009, the average interest rate received was approximately one per cent compared to four per cent in 2008. Consequently, the net financing income for the year fell by £18.1 million to £7.3 million (2008: £25.4 million).

Taxation

Continuing operations

The group's effective tax rate in 2009 for the continuing businesses (including tax attributable to joint venture interests) before exceptional items and excluding intangible amortisation and goodwill impairment, was 27.5 per cent (2008: 30.8 per cent). The reduction principally reflects the agreement of historical items with various tax authorities and more active management of tax affairs.

The tax rate in 2010 is expected to reduce further.

A tax credit of £1.5 million (2008: charge of £37.2 million) relates to total exceptional income of £12.6 million (2008: £109.0 million).

Deferred tax

At 31 December 2009, the group had deferred tax assets of £68.4 million (2008: net liabilities of £6.4 million) arising primarily from short-term timing differences relating to provisions, property, plant and equipment and tax losses, offset by liabilities in respect of intangible assets. The deferred tax balance as at 31 December 2008 has been amended to include the deferred tax on the pension scheme surplus previously disclosed separately. This is discussed in more detail in note 1 to the accounts on page 64.

Financial position and net cash

The group remains in an exceptionally strong financial position, with net cash as at 31 December 2009 of £742.7 million (2008: £764.5 million).

Cash generated from operations of £242.3 million (2008: £69.0 million) reflected ongoing good cash management. After adjusting for exceptional items and discontinued operations, legacy settlements and pension payments in excess of amounts recognised in the income statement, operating cash flow was £257 million (2008: £112 million).

Intangible amortisation and impairment of goodwill

Intangible amortisation relates to capitalised software and intangible assets acquired as part of the group's acquisitions. The 2009 charge of £14.4 million is £5.2 million higher than 2008 with the increase due to the acquisitions in the year and a full year impact of acquisitions made during 2008.

In line with IAS 36 'Impairment of assets', annual impairment reviews have been performed on the goodwill carried on the balance sheet. These reviews results in an impairment charge of £1.3 million in respect of the acquisition of Bower Damberger Rolseth Engineering Limited. Further details are given in note 12 to the accounts.

Exceptional items

Divestments

Two small businesses were divested during the year. In addition, there were various adjustments to existing provisions in respect of prior year disposals, resulting in an aggregate post-tax exceptional gain of £3.5 million. Further details are included in note 24 to the accounts.

Legacy issues

In its 2006 accounts, AMEC noted six major contingent liabilities. During 2007 and 2008, AMEC made good progress in settling the major issues on these contracts. An update on the remaining contractual issues is as follows:

- Settlement was reached in early 2009 on the major issues on the Courthouses (US) dispute, within the provisions previously made
- As previously indicated, the World Trade Center (US), where US$1 billion of insurance for all claims has been funded by Federal money, remains a contingent liability.

No new significant contingent liabilities were added in 2009.

Provisions currently held for future costs of litigation total £53.8 million (2008: £65.3 million).

Details of material legal actions are set out in note 27 to the accounts on pages 103 and 104. The balance sheet includes no debtors or work in progress related to these contracts.

Balance sheet highlights

Key movements in the balance sheet are discussed below:

Property, plant and equipment

The reduction in the net book value of fixed assets as at 31 December 2009 to £44.1 million (2008: £50.6 million) principally reflects depreciation provided during the year of £13.9 million, which was £4.6 million ahead of acquisitions of £9.3 million.

Intangible assets

The net book value of intangible assets as at 31 December 2009 is £454.4 million (2008 £388.1 million), including goodwill £401.8 million, software £6.9 million and other intangibles £45.7 million.

The increase in goodwill relates to the acquisitions in the year, primarily GRD which generated goodwill of £52.7 million. Other intangible assets include the value of customer relationships, brand names/trademarks, non-compete agreements and order backlogs of acquired businesses. Other intangible assets of £19.8 million arose on acquisitions during the year, including £11.0 million in respect of GRD, this was offset by amortisation of £13.1 million. There were additions of £5.6 million to software offset by amortisation of £1.3 million.

Working capital

Days' sales in inventory/wip and receivables are as follows:

	2009 Days	2008 Days
Group	**66**	81

The reduction in days' sales in inventory/wip and receivables reflects excellent cash management during the year and the integration of prior year acquisitions.

Derivative financial instruments

As at 31 December 2009, there were derivative financial instruments with a net liability of £29.7 million (2008: £45.5 million) on the balance sheet. This net liability represents the fair value of foreign exchange contracts used to hedge the cash flows of foreign currency contracts and cross currency instruments used to hedge the net investment in overseas subsidiaries.

Distributable reserves

As at 31 December 2009, distributable reserves of AMEC plc stood at £729.9 million (2008: £761.1 million), a reduction of £31.2 million. Distributable reserves as at 31 December 2008 have been restated (previously reported as £743.8 million) to reflect the change in recognition of the interim dividend following amendments to FRS 21 'Events after the balance sheet date' during the year. This is explained in more detail in note 1 to the accounts. The reduction in reserves mainly reflects dividends paid during the year.

	£ million
As at 1 January 2009 (restated)	761
Dividends approved during 2009	(50)
Dividends received from subsidiaries	33
Other movements	(14)
As at 31 December 2009	**730**

A dividend of £19.3 million received from a subsidiary company in a prior period is not considered to be distributable.

Pensions

The IAS19 surplus of the principal UK pension schemes at the end of 2009 of £26.8 million was lower than in 2008 (£165.7 million) reflecting principally the decline in discount rates over the year and an increase in the assumed inflation rate, which were partly offset by investment returns achieved over the year.

The regular triennial valuations of the UK schemes, which took place during 2008, have now been finalised.

For the main UK pension plans, revised mortality assumptions, which incorporate an allowance for additional longevity improvements in future, were adopted for IAS 19 purposes in 2008. The revised assumptions were chosen with regard to the latest available tables, adjusted where appropriate to reflect the experience of the schemes' membership. The tables adopted are part of the PA00 series of tables, taking into account each member's year of birth adjusted by an age rating of +1 year, and allowing for 'medium cohort' with an underpin of one per cent per annum improvements in longevity. For a male/female aged 65 in 2009, these tables show a life expectancy of 21.3/23.6 years. For a male/female aged 45 in 2009, the tables show a life expectancy from age 65 of 23.2/25.5 years.

In association with the Trustees of the Schemes, AMEC will continue to monitor scheme mortality experience and will revise assumptions as appropriate.

Contributions of £17.8 million were paid to the company's defined benefit schemes during the year (2008: £26.3 million). This included special contributions agreed with the Trustees of £5.1 million (2008: £8.4 million). The principal financial assumptions are set out in note 14 of the accounts, on page 84.

Provisions

Provisions held at 31 December 2009 were £180.4 million (31 December 2008: £204.3 million). During 2009, £22.6 million of the brought forward provisions were utilised. As part of the ongoing review of the potential liabilities, £23.4 million of provisions were released as they were no longer required but an additional £20.8 million of provisions were created. Provisions are analysed as follows:

As at 31 December 2009	£ million
Litigation provisions	**53.8**
Indemnities granted to buyers and retained obligations on disposed businesses	**74.9**
Insurance and other	**51.7**
Total	**180.4**

Business threats and opportunities

AMEC plc is a focused supplier of high-value consultancy, engineering and project management services to customers in the natural resources, nuclear, clean energy, water and environmental sectors.

The maintenance of high standards of safety and service remain important in securing repeat business from customers.

AMEC operates in around 40 countries globally, serving a broad range of markets and customers. As such, the group is subject to certain general and industry-specific risks. Where practicable, the group seeks to mitigate exposure to all forms of risk through effective risk management and risk transfer practices.

Specific risks faced by AMEC are as set out below.

Geopolitical and economic conditions

AMEC operates predominately in the UK and North America and is therefore particularly affected by political and economic conditions in those markets. The group is not, however, dependent on any one area of economic activity.

Changes in general economic conditions may influence customers' decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of AMEC's order intake. The risk associated with economic conditions resulting in a downturn and affecting the demand for AMEC's services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio.

In light of the current global economic downturn, steps have been taken in order to assess and monitor any potential impact on AMEC's project opportunities and address potential increased supply chain risk.

In addition a sustained and significant reduction in oil and gas or commodity prices could have an adverse impact on the level of customer spending in AMEC's markets. As stated above, the potential impact on project opportunities is being monitored.

Environmental and social risk

AMEC has continued to monitor and review environmental and social risks both to AMEC's businesses and those that may be created by their operations. AMEC's operations are subject to numerous local, national and international environmental regulations and human rights conventions. AMEC has taken steps to ensure that climate change related risks are appropriately highlighted in the corporate risk management process.

Breaches of, or changes in environmental or social standards, laws or regulations could expose AMEC to claims for financial compensation and adverse regulatory consequences, as well as damaging corporate reputation.

AMEC takes a pragmatic, integrated approach to managing environmental and social risks utilising existing business management systems to identify and mitigate such risks. For example employment processes protect the human rights of the workforce, and the Health, Safety and Environment (HSE) Management system defines a standard for environmental management.

AMEC tracks over 40 environmental and social KPIs, including environmental regulatory performance and community investment. Further details are available in the annual sustainability report (available online at amec.com/aboutus/sustainabledevelopment).

Health and Safety

AMEC is involved in activities which have the potential to cause injury to personnel or damage to property. In order to control risk and prevent harm AMEC is focused on achieving the highest standards of health and safety management. This is achieved through the setting of an effective health and safety policy and ensuring effective leadership and organisational arrangements are in place to deliver this policy. AMEC is committed to continuous improvement and performance is regularly reviewed against agreed targets with the objective of facilitating continuous improvement and there are robust programmes in place to facilitate lateral learning.

Security of employees

The personal security and the safety of employees and contractors can be compromised due to their either being based, or travelling extensively on business, in potentially hazardous locations. AMEC regards the safety and security of its personnel as being of paramount importance, and this risk is mitigated by keeping security in relevant locations under continual review and utilising local specialist security companies where appropriate. Contingency arrangements are also in place to respond to any adverse security incidents affecting AMEC's operations across the globe.

Business continuity

Given the broad spread and scope of its operations, AMEC's risk from natural catastrophe and terrorist action is varied, and considerable disruption could be caused to AMEC's operations as a result of the associated business interruption. It is intended that these risks are mitigated through business continuity planning, which is being implemented progressively throughout the group and is being verified through testing and an ongoing audit process. In addition, the risk of increased cost of working in relation to UK and North America properties as a result of business disruption is transferred via insurance.

Credit

AMEC is exposed to credit risk particularly in relation to customers. The credit risk associated with customers is considered as part of the tender review process and is addressed initially via contract payment terms, and, where appropriate, payment security. Credit control practices are applied thereafter during the project execution phase.

Customer concentration

AMEC serves a broad range of markets and customers and undertakes a wide variety of different projects. Examples are shown on pages 11, 16 and 22. Further details can be found on the AMEC website, amec.com. AMEC is not reliant on any particular contract.

AMEC's largest customer is ExxonMobil, which in 2009 accounted for around 15 per cent of continuing revenues. Were dependence on key customers to increase significantly, this could have direct consequences on AMEC's financial development.

Bidding risk
AMEC addresses the risk associated with bidding via a stringent tender review process which addresses the threats and opportunities associated with each tender submitted. The implementation of a web-based workflow tender approval process across AMEC has resulted in improved visibility of the threats and opportunities associated with tender submission as well as providing a consistent approach to the management of tendering risk.

Project execution risk
One of AMEC's significant risks is the risk of losses arising during the execution phase of projects. Various measures are in place in order to address the project execution risk, including the risk management process, project reviews, internal audit of projects, and the implementation of peer reviews. Project execution risk has also been a key focus of the Operational Excellence programme particularly from a project management perspective.

Litigation
AMEC is subject to litigation from time to time in the ordinary course of business and makes provision for the expected costs based on appropriate professional advice.

The outcome of legal action is at times uncertain and there is a risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on AMEC, although full risk management controls remain in place to deal with such matters.

Pensions
AMEC operates a number of defined benefit pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability and the pension schemes falling into deficit. This risk is mitigated by:

- Maintaining a relatively strong funding position over time
- Taking advice from independent qualified actuaries and other professional advisers
- Agreeing appropriate investment policies with the Trustees
- Close monitoring of changes in the funding position, with reparatory action agreed with the Trustees in the event that a sustained deficit emerges.

Treasury risks
The group's treasury department manages funding, liquidity and risks arising from movements in interest and foreign currency rates within a framework of policies and guidelines approved by the board. The treasury department does not operate as a profit centre and the undertaking of speculative transactions is not permitted.

Funding and liquidity risk
The group will finance operations and growth from its significant existing cash resources. The group's policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the group's budget and strategic plans. The group had committed facilities of £315 million available as at 31 December 2008, of which £122 million lapsed on 27 February 2009 and £193 million on 9 July 2009.

Given the group's significant cash resources the decision was made during 2008 not to renew the facilities. This decision has been kept under review during 2009. However, appropriate facilities will be maintained to meet ongoing requirements for performance related bonding and letters of credit.

Counterparty risk management

The group holds significant net cash balances following the disposal of a number of businesses during 2006, 2007 and 2008.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with counterparties up to a pre-approved limit. These limits are set at prudent levels by the board and are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch. Credit ratings are monitored continuously by the group treasury department.

The group treasury department monitors counterparty exposure on a global basis to avoid an over-concentration of exposure to any one counterparty.

Interest rate risk

The group remained in a net cash position throughout the year. Long-term interest rate hedging (for periods beyond three to six months) is not considered appropriate as the surplus cash position is viewed as temporary. The fall in interest rates significantly impacted the level of interest income earned for 2009.

In 2009, the effective interest rate on the average cash balance of £690 million was one per cent (2008: four per cent).

Foreign exchange risk

The group publishes its consolidated accounts in Sterling. It conducts business in a range of foreign currencies, including Canadian and US dollars and currencies linked to the US dollar. As a result, the group is exposed to foreign exchange risks, which will affect transaction costs and the translation of the results and value of underlying assets of its foreign subsidiaries.

Transaction exposures

A significant proportion of the group's trading income is denominated in the local currency of the business operations which provides a natural hedge against the currency of its cost base. Where commercial contracts are undertaken which are denominated in foreign currencies, the group seeks to mitigate the foreign exchange risk, when the cash flow giving rise to such exposure becomes certain or highly probable, through the use of forward currency arrangements, which may include the purchase of currency options.

Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events. This can give rise to exposures if cash flows are denominated in foreign currency. Hedging decisions are based on the latest available forecasts at the time the decision is taken, which are regularly monitored and updated. There are currently no material transaction exposures which have been identified and remain unhedged. AMEC recognises that, having taken out forward contracts in respect of underlying commercial transactions, an exposure would arise if the forward contracts had to be unwound as a consequence of the anticipated cash flows under such contacts being cancelled or otherwise not being received. The total gross nominal value of all outstanding forward contracts at 31 December 2009 is £132 million (2008: £214 million). At 31 December 2009 the mark-to-market value of contracts that were out of the money gave rise to a liability of £5.5 million (2008: liability of £14.8 million) and of these contracts that were in the money was an asset of £1.8 million (2008: asset of £9.6 million). AMEC has no reason to believe that any material outstanding forward contract will not be able to be settled from the underlying commercial transactions.

Translation exposures

A portion of the group's earnings is generated in non-Sterling currencies. Such overseas profits are translated into Sterling at the average exchange rate prevailing throughout the year. There is currently no hedging in place for profits generated in non-Sterling currencies but the impact on group profits is monitored on an ongoing basis.

In addition, the group has various assets denominated in foreign currencies, principally US dollars and Canadian dollars. A proportion of these assets, including unamortised goodwill, have been hedged by using cross-currency instruments. At 31 December 2009, these net investment hedges amounted to £196 million (2008: £199 million) covering approximately 40 per cent of overseas assets (2008: 50 per cent). The policy was changed in 2009 to cease translation hedging for core assets of the business. The existing hedging contracts will not be replaced as they mature.

Information technology (IT)

AMEC is exposed to the risk that the IT systems upon which it relies fail. AMEC has appropriate controls in place in order to mitigate the risk of systems failure, including systems back-up procedures and disaster recovery plans, and also has appropriate virus protection and network security controls.

Legacy risk

One of AMEC's risks remains the risk of a liability arising in connection with divested businesses. In order to address this risk, a legacy team has been established. This team deals with the defence of claims, or potential claims, against AMEC and monthly meetings are held in order to review the status of all legacy matters. AMEC has made provisions for the legacy issues which are believed to be adequate and AMEC is not aware of any current issues relating to disposed businesses which are likely to have a material impact.

Acquisitions

AMEC is exposed to risk in connection with its acquisition activities and manages this risk through its corporate transactions committee process. In addition to addressing due diligence issues, the corporate transactions committee process requires that acquisition plans (including integration plans) are put in place for each acquisition. Plans are also established for the implementation of post acquisition reviews in order to ensure the effective integration of the acquired entity.

Our board of directors

Jock Green-Armytage ■ ■
Chairman
Age 64, was appointed a non-executive director in June 1996 and became Non-Executive Chairman in January 2004. He is Chairman of the nominations committee. He is Chairman of JZ International Limited and Star Capital Partners Limited and a director of REA Holdings PLC and several other companies.

Samir Brikho ■
Chief Executive
Age 51, was appointed Chief Executive in October 2006. He was previously a member of the ABB Executive Committee, heading the Power Systems division and Chairman of ABB Lummus Global, ABB's international projects and services business. He is also Chairman of UK Energy Excellence, as well as the World Economic Forum's Engineering and Construction Board and a director of UK-Japan 21st Century Group.

Ian McHoul
Chief Financial Officer
Age 50, was appointed Chief Financial Officer in September 2008. He was previously Group Finance Director of Scottish and Newcastle plc and is a non-executive director and Chairman of the audit committee of Premier Foods plc.

Neil Bruce
Executive Director
Age 49, was appointed an executive director in January 2009. He is Chief Operating Officer of AMEC's Natural Resources and Power & Process divisions, has over 30 years' experience in Energy & Process industries, and joined AMEC in 1997.

Martha Hesse ■ ■ ■ ■
Non-Executive Director
Age 67, was appointed a non-executive director in June 2000. She was President of Hesse Gas Company until the end of 2003 and is the former Chairman of the US Federal Energy Regulatory Commission and Assistant Secretary for management and administration of the US Department of Energy. She chairs the compliance and ethics committee and is Chairman of Enbridge Energy Partners, L.P., Enbridge Energy Management, L.L.C. and Enbridge Energy Company Inc. and a director of Terra Industries Inc. and Mutual Trust Financial Group. All these entities are based in the US and Canada. She will retire as a director of AMEC following the annual general meeting on 13 May 2010.

Peter Byrom ■ ■ ■
Non-Executive Director
Age 65, was appointed a non-executive director in February 2005. He is Chairman of the audit committee. He is Chairman of Domino Printing Sciences plc and a non-executive director of Rolls-Royce Group plc. He was a director of N M Rothschild from 1977 to 1996.

Tim Faithfull ■ ■ ■
Non-Executive Director
Age 65, was appointed a non-executive director in February 2005 and became the Senior Independent Director following the annual general meeting on 13 May 2009. He is Chairman of the remuneration committee. He is a non-executive director of Canadian Pacific Railway and TransAlta Corporation, a director of Shell Pensions Trust Limited and was President and Chief Executive of Shell Canada Limited from 1999 to 2003.

Simon Thompson ■ ■ ■ ■
Non-Executive Director
Age 50, was appointed a non-executive director in January 2009. He was previously an executive director of Anglo American plc, Chairman of the Tarmac Group and held positions with S G Warburg and N M Rothschild. He is currently Non-Executive Director of Newmont Mining Corporation (US) and Sandvik AB (Sweden).

Key to principal committee membership: ■ Audit ■ Remuneration ■ Nominations ■ Compliance and ethics

Our management team

Samir Brikho
Chief Executive
Samir Brikho was appointed Chief Executive in 2006. Since May 2008 he has been Chairman of the UK Energy Excellence Board, launched by UK Trade & Investment, the UK Government's international business development organisation and was appointed UK business ambassador in February 2010. He was previously a member of the Group Executive Committee of ABB Ltd., Switzerland and Chairman of ABB Lummus Global.

Ian McHoul
Chief Financial Officer
Ian McHoul joined AMEC and was appointed Chief Financial Officer in September 2008. A Chartered Accountant, he was previously Group Finance Director of Scottish and Newcastle plc.

Neil Bruce
Chief Operating Officer
Natural Resources and Power & Process
Neil Bruce has been Chief Operating Officer for the Natural Resources division since 2006 and the Power & Process division since December 2009. He was appointed as an executive director for AMEC plc on 21 January 2009. Since March 2009 he has been Chairman of the UK Oil & Gas advisory board of UK Trade & Investment. He is an Honorary Professor at Aberdeen Business School at the Robert Gordon University. He was previously Managing Director of AMEC Oil and Gas, having joined AMEC in 1997.

Roger Jinks
President
Earth & Environmental
Roger Jinks has been President of the Earth & Environmental division since 2000. He was previously Executive Vice President for Western Canada/Western Coast US operations for AGRA Earth and Environmental.

Keith Bradford
Group Human Resources Director
Keith Bradford joined AMEC in April 2009 as Group Human Resources Director. He is also responsible for sustainability. He was previously Senior Vice President of HR Global Operations at GlaxoSmithKline.

Sue Scholes
Director of Communications
Sue Scholes is Director of Communications and has responsibility also for investor relations. She joined AMEC in 2007, having previously been Head of Investor Relations at Brambles Industries plc.

François-Philippe Champagne
Strategic Development Director
François-Philippe Champagne is Strategic Development Director, with responsibility for mergers and acquisitions activity and strategy. He is a non-executive director of TakingItGlobal, a non-profit organisation and was selected by the World Economic Forum as a Young Global Leader 2009. He joined AMEC in 2008.

Michael Blacker
General Counsel and Company Secretary
As General Counsel, Michael Blacker is responsible for the provision of legal and risk management services across the organisation. He was also appointed Company Secretary on 20 August 2009. Michael has been with AMEC since 1997.

Report of the directors

The directors have pleasure in presenting the annual report and accounts for the year ended 31 December 2009.

Principal activities and business review

The principal activities of the group can be found on pages 8 to 25.

Information fulfilling the requirements of the business review is contained in the business and financial review on pages 8 to 35, which includes details of AMEC's development and performance during the year including business acquisitions and disposals, its position at the year end and the outlook for the future, and is included in this report by reference.

Key events

On 4 December 2009, AMEC communicated its Vision 2015 and its target to achieve earnings per share of greater than 100 pence per share in 2015. Vision 2015 is described elsewhere in this document, including on pages 8 and 9 and further details are available on amec.com.

To support the implementation of Vision 2015 and achieve greater collaboration and efficiencies, the Natural Resources and Power & Process divisions were brought together under the leadership of Neil Bruce, with effect from the same date.

A number of new contracts were won in 2009, evidence of the strength of AMEC's customer relationships and support of AMEC's future growth. Details can be found on pages 11, 16 and 22.

During the year, the group made five acquisitions including GRD Limited, an Australian listed company, and divested two small businesses. All these events are described further on page 26.

Dividends

The directors have proposed a final ordinary dividend in respect of the year ended 31 December 2009 of 11.6 pence per share. This final dividend will be payable on 1 July 2010 to shareholders on the register at the close of business on 28 May 2010.

Dividends paid during the year comprised an interim dividend of 5.3 pence per share, and a final dividend of 10.1 pence per share, both in respect of the year ended 31 December 2008.

Share capital

The issued share capital of the company as at 31 December 2009, movements during the year and the rights attaching to the shares are set out in note 22 on page 94 and the rights and obligations attaching to the shares are more fully set out in the articles of association of the company. Each share carries the right to one vote at general meetings of the company and no right to a fixed income. There are no restrictions on voting rights.

Between 10 January 2007 and 31 December 2009, AMEC had purchased 7.8 million shares in the market to be held in treasury at a total cost of £53.5 million. During the year, 0.86 million shares were purchased and 0.35 million shares were utilised in satisfying awards made under the UK and International SAYE share option plans. As at 31 December 2009, 6.1 million shares remained in treasury, all of which have been allocated to the group's SAYE scheme awards to date. Given the likelihood of further share schemes in 2010 and in the future, AMEC intends to purchase in the market sufficient shares to meet the needs of the schemes in anticipation of future payouts. The purchases will be made throughout the year outside close periods and any shares purchased will be held as treasury shares.

A resolution will be proposed at the annual general meeting to extend the authority of the directors to make market purchases of up to 10 per cent of the company's shares within prescribed limits.

Authority was granted to the directors at the 2009 annual general meeting to allot up to £55,432,854 of ordinary share capital of which up to £8,314,928 could be allotted for cash other than by way of a rights issue. At the forthcoming annual general meeting, it is proposed that the article relating to the directors' powers to allot securities will be amended so that it refers to the relevant sections of the Companies Act 2006. In addition, an ordinary resolution will be proposed to grant the directors authority pursuant to Section 551 of the Companies Act 2006 to allot shares or grant rights to subscribe for or to convert any security into shares up to a nominal amount of £55,330,800 (the "Section 551 Amount"), such authority to apply in substitution for all previous authorities pursuant to Section 80 of the Companies Act 1985. A special resolution will also be proposed, to empower the directors to allot equity securities wholly for cash as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment: (i) up to an aggregate nominal amount equal to the Section 551 Amount in connection with a pre-emptive offer; and (ii) up to an aggregate nominal amount of £8,299,620 (the "Section 561 Amount") otherwise than in connection with a pre-emptive offer, with such authority to be in substitution for all previous powers pursuant to Section 89 of the Companies Act 1985.

The directors have no present intention of issuing any shares other than in respect of the exercise of share options. No issue will be made which will effectively alter the control of the company without the prior approval of shareholders in general meeting.

Substantial interests

Pursuant to the FSA Disclosure and Transparency Rules (DTR) 5, notifications have been received by the company of shareholdings of 3 per cent or more of the voting rights of the company as at 4 March 2010 and these are as follows:

	Number	Per cent
BlackRock, Inc	43,465,008	13.09
Barclays PLC	14,410,295	4.34
ABN-AMRO Bank NV	13,317,635	4.01
Legal & General Investment Management Ltd	13,197,514	3.98

The shareholding percentages have been adjusted from those notified, to reflect the current issued share capital net of treasury shares.

There are no shareholdings which carry special rights relating to control of the company.

Directors

Details of the directors of the company as at the date of this report, together with membership of the principal board committees, are set out on page 36.

Messrs N A Bruce and S R Thompson were appointed to the board as Executive Director and Non-Executive Director respectively on 21 January 2009. Mr Bruce has an employment contract with the company with a notice period of one year on the part of the company and six months on the part of Mr Bruce. Mr Thompson does not have an employment contract with the company.

Ms E P Airey stood down as a non-executive director on 13 May 2009 at the end of her third term of office.

Ms M O Hesse will stand down as a non-executive director of the company at the forthcoming annual general meeting at the end of her third term of office.

Messrs S Y Brikho and J M Green-Armytage retire in accordance with article 77 of the articles of association of the company and, being eligible, offer themselves for re-election. Mr Brikho has an employment contract with the company with a notice period of one year on the part of the company and six months on the part of Mr Brikho. Mr Green-Armytage does not have an employment contract with the company.

The beneficial interests in the share capital of the company of the directors holding office as at 31 December 2009 were as follows:

	As at 31 December 2009	As at 31 December 2008
J M Green Armytage	**15,000**	15,000
S Y Brikho	**890,729**	232,647
M O Hesse	**16,414**	16,414
P J Byrom	**–**	–
T W Faithfull	**10,000**	10,000
I P McHoul	**73,658**	60,388
N A Bruce	**72,697**	N/A
S R Thompson	**4,744**	N/A

Except for interests under share option schemes, the Performance Share Plan and the Transformation Incentive Plan, details of which are contained in the directors' remuneration report on pages 47 to 57, no director as at 31 December 2009 had any other interests, beneficial or otherwise, in the share capital of the company or any of its subsidiaries.

On 4 January 2010, Mr Bruce acquired 546 ordinary shares pursuant to the dividend reinvestment plan in lieu of the interim dividend paid on that date.

There were no other changes in the directors' interests in the share capital of the company between 31 December 2009 and 4 March 2010.

No director was materially interested in any contract of significance to AMEC's businesses.

As at the date of this report, individual indemnities have been provided to the directors, under which the company has agreed to indemnify the directors to the extent permitted by law in respect of all liabilities to third parties arising out of, or in connection with, the execution of their powers, duties and responsibilities as directors of the company, any of its associated companies or any other company of which the director serves as a director at the request of the company. These indemnities are Qualifying Third Party Indemnity Provisions as defined in Sections 232-234 of the Companies Act 2006 and copies are available for inspection at the registered office of the company during business hours on any weekday except public holidays.

Employees

In 2009 AMEC employed on average 21,193 people worldwide (including agency staff).

AMEC gives high priority to the development of employees to ensure that it has the necessary skills and behaviours to deliver its strategic business objectives and to provide for management succession. Processes are in place across the group for the regular and consistent review of employee performance, development and management succession. Common training needs are delivered through the AMEC Academy (see page 6 for further information).

It is of key importance to AMEC that it engages with employees to ensure they understand the direction in which the company is going, are committed to AMEC's values, and are empowered to propose and make changes to improve how AMEC operates. AMEC employees embody its knowledge, brand and reputation and it is through their activities, day by day, that AMEC delivers on its business objectives and commitments to shareholders, customers and the wider community. An annual survey of employee opinion is conducted and AMEC is committed to sharing and acting on the outcomes (see page 6). AMEC provides a wide range of mechanisms for employees to share knowledge, to be kept informed of developments within AMEC and to raise issues and discuss matters of concern, whether face to face or using electronic means.

Respect for cultural diversity and commitment to equal opportunities are included among AMEC's Guiding Principles which are incorporated into management policies and processes worldwide. AMEC policy is to recruit from the widest labour market, to determine the careers of all employees solely on merit and to make judgements about employees free from the effects of bias and prejudice.

As part of AMEC's equal opportunities policy, procedures are in place that are designed to provide for fair consideration and selection of disabled applicants, to ensure they are properly trained to perform safely and effectively, and to provide career opportunities which allow them to fulfil their potential. When an employee becomes disabled in the course of their employment, AMEC will actively seek to retain them wherever possible by making adjustments to their work content and environment or by retraining them to undertake new roles.

AMEC operates a savings related share option plan that allows employees to participate in AMEC's share price growth. This is open to employees in all major countries of operation who meet a minimum service qualification. Offers to participate are currently being made on an annual basis.

Corporate governance

The board is responsible to shareholders for the management of AMEC and for the protection of its assets. As such, it is ultimately responsible for implementing AMEC's systems of internal control and for reviewing their effectiveness. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and consequently can provide reasonable, but not absolute, assurance against material mis-statement or loss.

The board, through the committees described on pages 43 to 45 and at its regular meetings, has a continuous process for identifying, evaluating and managing significant risks faced by AMEC, including strategy, major projects to be undertaken, significant acquisitions and disposals, as well as entry to and exit from different markets. Where appropriate, business decisions are reached following a structured and documented review of potential opportunities and threats, taking steps designed to manage or mitigate any residual risk exposure. Principal business risks are set out in the business and financial review on pages 31 to 35.

The threats and opportunities associated with major tender submissions are reviewed by the risk review committee. Following changes in October 2007 to the delegated authorities referred to below, 2008 and 2009 have seen a significant increase in the number of tenders reviewed by this committee.

As part of Operational Excellence, a set of AMEC Contracting Principles have been introduced in order to provide greater control over operational activities. Under these principles, specified key contractual risks are required to be referred to the risk review committee, representing a general strengthening of corporate governance in this area.

AMEC uses a risk management process which is incorporated into the AMEC Mandatory Procedures described below. The process involves the identification of risks at the gross and current level by projects and businesses. The risks are recorded in risk registers to enable the net positions to be pro-actively managed. Quarterly risk review meetings comprising representatives from the businesses and functions discuss business and functional risks. The highest risks in terms of probability and impact are then elevated to the AMEC plc risk register. The plans for mitigation of such risks are also reviewed.

The risk management and internal control processes are complemented by an annual control risk self-assessment exercise carried out by the principal businesses. This covers major risks, particularly safety, health and environment, legal, commercial and contractual, financial, information technology and human resources. The results are reviewed by the board, through both the audit committee and the executive directors, and as part of the ongoing internal audit process.

AMEC Mandatory Procedures and Delegated Authorities

AMEC's businesses are managed on a decentralised basis. While the board has retained reserve powers, the day-to-day management has been passed to the business leaders within defined authority limits. The management philosophy is to empower the business leaders to take the actions necessary to deliver the company's operational business objectives within the defined Mandatory Procedures and Delegated Authorities, which set out the standards AMEC employees and agency staff are to achieve and adhere to.

This framework provides for an effective control structure and following changes to the delegated authorities in October 2007, there continues to be a clear link between the levels of risk associated with tenders and the delegated authority limits.

AMEC has interests in a number of joint ventures and joint arrangements. Controls within these entities may not be reviewed as part of AMEC's formal corporate governance process because of the joint management responsibilities but are reviewed by the joint venture boards and as part of AMEC's normal internal audit process.

Consequently, AMEC complied with the Combined Code on Corporate Governance throughout 2009.

Printed copies of the Combined Code on Corporate Governance can be obtained free of charge from the Financial Reporting Council (FRC Publications), by email customer.services@cch.co.uk or telephone +44 (0)20 8247 1264 or online at www.frcpublications.com. Further details of AMEC's Mandatory Procedures can be obtained by contacting the Company Secretary at the Company's registered office.

Dialogue with institutional shareholders

Mr Green-Armytage, Chairman, wrote to all major shareholders in April 2009 reminding them that he and the senior independent director, Mr Faithfull, were available for meetings or telephone calls with them if required. The Chairman attends preliminary results presentations. The Chairman and Mr Faithfull are available to attend, if requested, one-on-one meetings with major shareholders. The Chairman had a number of such meetings with major shareholders during 2009. Mr Faithfull has also met with major shareholders in his capacity as chairman of the remuneration committee.

An in-depth annual perception study of investors' views, prepared by an independent third party, is presented to all board members, who also receive unexpurgated feedback reports following shareholder meetings or events together with all material brokers' research notes on the company.

The board

The board comprises the non-executive Chairman, three executive directors and four independent non-executive directors.

The company does not combine the role of Chairman and Chief Executive. The Chairman is responsible for the running of the board, with the Chief Executive being responsible for running the group and implementing board strategy and policy. This ensures a clear division of responsibilities at the head of the company, so that no individual has unfettered powers of decision. The independent non-executive directors review the relationship between the Chairman and Chief Executive each year to ensure that the relationship is working effectively.

The non-executive directors are all considered to be independent by the board. They are not employed by the company in any capacity, nor have they been in the past. Mr Faithfull has acted as the board's senior independent director since 13 May 2009.

The Company Secretary is responsible for ensuring that board procedures are followed and all directors have access to his advice and services.

The board has a schedule of matters reserved for its approval covering areas such as company strategy, the appointment of key executives, approval of group accounts, approval of the business plan, budget and financial policies, review of operating results, risk management strategy, ensuring the effectiveness of governance practices, succession planning and significant capital expenditure. The board is supplied in a timely manner with information which enables it to discharge its duties.

An internal review of the effectiveness of the board and its committees was carried out during the year by the Chairman by way of a review of questionnaires completed at his request by individual directors. Findings were considered by the board as part of its review of both collective and individual board member performance. No material changes were identified as being necessary as a result of this exercise. The independent non-executive directors also met privately without the Chairman present and also with either or both of the Chairman and Chief Executive being present to consider management performance and succession issues. A formal process exists for the directors to take independent professional advice and receive appropriate training in the course of their duties, at the company's expense, organised by the Company Secretary.

Board committees

The board has formally delegated specific responsibilities to various board committees, all of which have written terms of reference.

The remit of each committee is set out below. The quorum is three directors, save for the audit and remuneration committees where the quorum is two directors. Full details of the constitution and remit of the audit, nominations, remuneration and compliance and ethics committees can be found at amec.com/aboutus/culture/corporategovernance.htm.

The committees chaired by non-executive directors are as follows:

- Audit committee – Reviews the integrity, including the material financial reporting judgements, of the group and company's accounts, including the preliminary and interim results, related report and accounts and Stock Exchange announcements and any other formal announcements in connection with the company's financial performance, and recommends their approval to the board.

  It also reviews the group's internal financial controls and, in conjunction with the board, the internal control and risk management systems.

  The committee has unrestricted access to company documents and meets with the internal and external auditors, and any other relevant member of staff, without the executive directors being present, as necessary. The Head of Internal Audit formally reports to the committee chairman.

  It reviews the Head of Internal Audit's regular reports and carries out an annual assessment of the internal audit function's effectiveness. In 2009, this exercise was carried out on behalf of the committee by the Head of Internal Audit. No material changes were identified as being necessary as a result of this exercise.

  The committee considers the appointment, re-appointment, removal, remuneration and terms of engagement of the external auditor and makes recommendations to the board. It discusses the scope and planning of the external audit and reviews the outcome of the external audit and any formal communications from the external auditor, including internal control reports.

  The committee also formally reviews and monitors the external auditor's independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements and makes recommendations to the board. During 2009, a review, co-ordinated on behalf of the committee by the Head of Internal Audit, was carried out. The audit committee also monitors the implementation of the policy on the engagement of the external auditor to supply non-audit services. This policy follows the guidelines set out by the Institute of Chartered Accountants in England and Wales and clearly defines what work can and cannot be performed by any group company's statutory auditor. It also sets out the necessary approval process for those non-audit services that are acceptable.

  All non-statutory audit or non-compliance tax services provided by the auditor are reported to the audit committee. During 2009, the fees paid to the company's auditor, KPMG Audit Plc and its associates, for non-audit work were £0.6 million (2008: £0.7 million), which comprised £0.6 million relating to taxation and £nil for other work (2008: £0.7 million and £nil). In addition, KPMG also received fees of £0.1 million in 2008 in relation to corporate finance transactions.

  All additional KPMG fees were approved in accordance with AMEC's policy covering non-audit services. As a result of the application of this policy and additional discussions with the external auditor, the directors do not believe that KPMG's independence has been compromised because of their additional work on behalf of the company.

- Nominations committee — Makes recommendations to the board concerning the appointment or termination of a director or the Company Secretary and, in the case of a non-executive director and the Chairman, the extension of an existing appointment.

  The committee also regularly reviews board succession planning, in conjunction with reports from the Chief Executive and Group Human Resources Director on senior management succession planning, so as to ensure that an appropriate balance of skills is maintained both within AMEC and on the board.

- Remuneration committee — Sets, and reviews as necessary, the overall contractual and remuneration framework for the Chairman and for the executive directors, Persons Discharging Managerial Responsibility and the Company Secretary, (together the "designated executives"), including pension rights and annual bonus incentives.

  It considers and determines such other matters relating to the engagement of the Chief Executive and the designated executives, including matters relating to the enforcement of their service contracts and payments on termination, as the Chairman and Chief Executive respectively refer to the committee.

  It agrees the terms to be offered to a proposed new Chairman or executive director.

  It reviews the salaries of the designated executives annually and the Chairman biennially, or more frequently as is deemed necessary by the committee chairman. It agrees the performance targets of designated executives and the levels of bonus to be paid to them under the annual bonus incentive scheme.

  It determines and agrees with the Chief Executive the remuneration policy and structure, including annual bonus, for other functional executives and senior operational executives immediately below board level.

  It approves performance targets, participation and level of awards for any executive share-based incentive scheme.

- Compliance and ethics committee – Considers, approves and reviews AMEC's Code of Business Conduct ("the Code") at least annually and authorises its implementation. The Code covers any member of AMEC's staff or management, particularly those who have or could have any influence over contractual relationships of any kind.

  The committee considers all matters relating to the appointment of AMEC's Chief Compliance Officer and reviews the Officer's regular reports on compliance and ethics matters to the committee. It also considers the scope and planning of all compliance activity within AMEC.

  In the event of an actual or suspected breach of the Code, a member of the committee would take responsibility for and manage any investigation into the relevant matters. The committee may use internal resources and is also authorised to employ external consultants on AMEC's behalf to carry out any such investigation.

  As announced on 26 October 2009, AMEC has paid a sum of £4.9 million (plus associated costs) in respect of a Civil Recovery Order following the identification by the company of certain irregular payments received between November 2005 and early 2007. External advisers were immediately appointed and AMEC self-reported its findings to the Serious Fraud Office in March 2008. As part of AMEC's commitment to maintain the highest ethical standards, an independent consultant has been appointed to review and report on AMEC's ethics and compliance programme.

The following table is a record of the directors' attendance at board and principal board committee meetings during the year ended 31 December 2009.

	AMEC plc board	Audit committee	Remuneration committee	Nominations committee	Compliance and ethics committee
Number of meetings	**11**	**4**	**4**	**1**	**2**
J M Green-Armytage	11	–	4	1	–
S Y Brikho	10	–	–	1	–
I P McHoul	11	–	–	–	–
N A Bruce	11	–	–	–	–
E P Airey (up to 13 May)	4	1	1	1	1
M O Hesse	7	4	4	–	2
P J Byrom	8	4	–	1	2
T W Faithfull	11	–	4	1	2
S R Thompson	9	4	3	–	2

- Charities committee – Makes commitments and donations in support of charitable, educational and cultural causes.
- Share transaction committee – Provides clearance or denies permission to relevant employees to deal in AMEC plc shares.

The committees chaired by executive directors are as follows:

- Corporate transactions committee
- Pensions and retirement benefits committee
- Risk review committee
- Share allotment committee

Going concern

The directors, having made enquiries, consider that the group has adequate resources to operate for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts. Further details of this review can be found on pages 65 and 66.

Creditor payment policy

Individual group businesses are responsible for agreeing terms and conditions under which transactions with their suppliers are conducted. It is group policy that payments to suppliers are generally made in accordance with these terms and conditions, provided that the supplier complies with all of its obligations in this regard.

The company had 42 days' purchases outstanding as at 31 December 2009 (2008: 46 days) based on the average daily amount invoiced by suppliers during the year.

Donations

Total donations worldwide amounted to £540,000 for the year ended 31 December 2009 (2008: £549,000). Of these, donations to UK charities amounted to £313,000 for the year ended 31 December 2009 (2008: £370,000).

Disclosure of information to auditors

The directors who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the company's auditor is unaware; and each director has taken all the steps that he or she ought to have taken as a director to make himself or herself aware of any relevant audit information and to establish that the company's auditor is aware of that information.

The above statement is made in accordance with Section 418 of the Companies Act 2006.

Auditors

The board will be recommending the appointment of Ernst & Young as AMEC's auditors to shareholders at the forthcoming AGM. The recommendation follows a formal audit tender process initiated to ensure the company continues to receive best value for its audit services.

Annual general meeting – special business

Resolutions are being proposed at the annual general meeting to authorise the company to make market purchases of shares in the company within prescribed limits, to authorise the directors to allot shares in the company for a further period of one year and to allot a proportion of those shares for cash.

A resolution is being proposed to amend the articles of association of the company to incorporate changes relating to the enactment of the Companies Act 2006. The articles of association may only be amended by a shareholders' special resolution.

A resolution relating to the calling of general meetings, other than annual general meetings, on 14 days' notice will also again be proposed at the meeting.

By order of the board

M Blacker
Company Secretary
4 March 2010

Directors' remuneration report

The purpose of this report is to inform shareholders regarding the company's policy and practice on executive remuneration and the associated governance arrangements. As well as the required statutory disclosures, we aim to give a forward-looking statement of approach within the bounds of commercial confidentiality. During the year, there were no significant changes to remuneration structures. There were several important changes to the governance arrangements as detailed below.

Remuneration committee structure and processes

During the year, the members of the remuneration committee comprised Mr T W Faithfull (chairman), Ms E P Airey (up to May), Mr J Green-Armytage, Ms M O Hesse and Mr S R Thompson (since June). In considering the matters within its remit, the committee takes account of recommendations from the Chairman in respect of the Chief Executive and from the Chief Executive in respect of other executive directors. It is advised both by the company's Human Resources department and independently by Hewitt New Bridge Street (HNBS). The terms of engagement between the company and HNBS are available from the Company Secretary. Neither HNBS nor its parent, Hewitt Associates, undertakes any material additional work for the company.

At the committee's instigation, a review of its terms of reference was carried out during the year and several changes were agreed by the Board, the most notable of which was to extend the remit of the committee to cover, in addition to Executive Directors, all Persons Discharging Managerial Responsibility and the Company Secretary. The committee's terms of reference can be found at amec.com/aboutus/culture/corporategovernance.htm or on request from the Company Secretary.

The committee has an established annual agenda of items that it considers at regular meetings normally held in March, August and November. In addition the committee meets as required to deal with specific items. During 2009, the committee had one such additional meeting in June, primarily to discuss communication with shareholders and the changes to terms of reference referred to above. The Chairman of the board and the Chairman of the committee also held a series of meetings in September and October 2009 with major shareholders to discuss both remuneration matters and general governance.

Risk review

During the year, the committee established a process to conduct on an annual basis a formal risk review of its remuneration policy and practice and carried out the first such review. The committee has received input from its independent remuneration consultant.

Risks have been broken down into the following four categories:

1. Strategic risk	The risk arising from the misalignment of reward strategy to the company's short and long-term goals
2. Behavioural risk	The risk arising from the misalignment of the reward policy to desired behaviours
3. Financial risk	The risk surrounding financial controls
4. Governance risk	The risk surrounding the oversight of policy and practices

Overall, the committee was satisfied that the remuneration policy and practice is well-aligned with the needs of the business, that incentives are appropriately targeted, and that the structure and quantum of individual packages, in aggregate, are achieving a reasonable balance between near- and longer-term objectives. There is a strong focus on share ownership by executives supported by the company's share ownership guidelines, the matching provisions of the Performance Share Plan, and the requirement under the Transformation Incentive Plan for participants to put up a significant stake of their own shares. The committee believes these measures help to build consistent alignment with shareholder value.

The committee concluded that there is a satisfactory balance between reward and retention, whilst recognising the existence of some risk at the expiry of the one-off Transformation Incentive Plan in 2011. However, the committee believes that this is acceptable given the parallel and continuing annual awards under the Performance Share Plan.

Setting of performance targets by the committee in connection with incentive plans is integrated with the company's overall processes for budget approval and broader risk assessment. Whilst the committee itself does not exercise any oversight of financial statements and controls, procedures are in place for verification of the financial measures on which incentives are awarded by both the audit committee of the board, and the external auditors. The committee believes that these arrangements are satisfactory.

The committee considered whether the company is exposed to significant risk given that the Executive Annual Bonus Plan and the Performance Share Plan do not currently provide for an explicit deferral of award or claw-back. (The rules of the Transformation Incentive Plan do provide for claw-back in the event of a restatement of the accounts.) The committee concluded that the current arrangements are satisfactory: the weighting of the annual bonus relative to the performance share plan is not excessive; the committee has wide discretion to adjust targets and/or determine achievement; and there is an implicit deferred aspect in the investment/matched shares element of the Performance Share Plan. The committee will review these questions as part of any future proposals to change incentive arrangements.

Remuneration policy

The objective of the remuneration policy, in respect of the executive directors and other senior executives, is to offer remuneration packages that are competitive in the markets in which the executives are based and which:

- allow AMEC to attract and retain senior executives of high calibre; and
- incentivise senior executives to achieve superior short-term performance and increase the medium and long-term value of AMEC for its shareholders and encourage executives to build and retain a significant shareholding in AMEC.

More specifically the policy is to set:

- base salaries which broadly equate to the mid-market salary practices of a relevant group of oil equipment and services and other engineering and business support services companies and other companies regarded as comparable by virtue of, amongst other factors, revenue, employee numbers, market capitalisation and/or geographic coverage
- annual bonuses which incentivise the achievement of stretching business and individual performance targets and offer the opportunity to achieve upper quartile annual cash earnings if these targets are achieved
- longer-term incentives which align the interests of shareholders and senior executives by offering the latter the opportunity to accumulate significant capital over a period but only if stretching financial and shareholder value targets are met

whilst accepting that within this policy there will be occasions when higher and/or lower levels of remuneration will be appropriate in particular circumstances.

The policy means that a substantial proportion of executive directors' remuneration is performance related. The chart opposite shows the balance between fixed and incentive based payments for the Chief Executive at threshold and maximum performance levels. Threshold values are 25 per cent of maximum annual bonus and 25 per cent vesting of the Performance Share Plan award. Maximum assumes achievement of maximum bonus and full vesting of shares under the Performance Share Plan. As a one-off incentive plan, the award under the Transformation Incentive Plan is not included.


Threshold
Maximum
0
100%
200%
300%
400%
500%
Percentage of base salary
Base salary
Pension and benefits
Annual bonus
Long-term incentives

The chart below shows the same information for the other executive directors.


Threshold
Maximum
0
100%
200%
300%
400%
500%
Percentage of base salary
Base salary
Pension and benefits
Annual bonus
Long-term incentives

Executive directors' base salaries

The base salaries of executive directors are reviewed annually, having regard to personal performance, company performance, competitive market practice as determined by external research and pay levels more broadly within the company. The following annual salaries have been approved from 1 January 2010:

S Y Brikho	£875,500	+3.0%
I P McHoul	£486,675	+3.0%
N A Bruce	£340,000	+17.2%

The increases for Messrs Brikho and McHoul, taking account of their continued excellent personal performance, are in line with those for staff elsewhere in the company. Mr Bruce's increase additionally reflects both his appointment to the board in January 2009 (he received no increase in his salary at that time) and the major increase in his responsibilities (to include Power & Process as well as Natural Resources) towards the end of 2009.

In the senior management group, no executive has a base salary higher than any executive director.

Relationship between remuneration practice and strategic objectives

In applying the above policy each year, particularly in relation to setting targets under the annual and longer-term incentive arrangements, the committee has regard to the need to ensure alignment with the company's strategic objectives.

In 2009, the key objectives which informed this and the results achieved were:

- Achieving further significant profit growth beyond the level of our record results in 2008 even against a background of global economic downturn – EBITA increased by 13 per cent to a new record level (see page 3) on reduced revenue
- Continuing progress towards our increased margin objective of at least 8.5 per cent by 2010 – actual margin 8.2 per cent (see page 3)
- Realising the benefits of the Operational Excellence programme – implemented ahead of schedule with annual benefits of £18 million in 2009 (see page 9)
- Cash generation from ongoing operations – actual operating cash inflow of £257.0 million (see page 3).

For 2010, priority will be given to:

- Delivering 2010 margin of at least 8.5 per cent
- Enhancing our capabilities and geographic footprint
- Making progress towards the delivery of Vision 2015
  - Through assured revenue growth, margin improvements, tax efficiencies and a more efficient capital structure, achieving earnings per share of greater than 100 pence in 2015
  - See page 8 for further details.

Annual bonuses

The executive directors and other senior executives participate in the AMEC Executive Annual Bonus Plan which generates bonus payments calculated by reference to a mix of targets that varies from year to year and between individuals to reflect the business priorities associated with each role.

Further information on 2009 bonus payments is set out in the notes to the table of directors' remuneration on page 55. Although there was good overall performance, with record levels of profit, as described in the previous section on page 49, this did not reach the very demanding stretch targets set at the start of the year. Accordingly, overall bonus payments for 2009 are lower than 2008.

For 2010, the breakdown of bonus potential (as a percentage of base salary) against targets for each executive director is as follows:

	S Y Brikho	I P McHoul	N A Bruce
AMEC plc EBITA	70%	55%	25%
AMEC plc cash flow	25%	20%	–
Divisional EBITA	–	–	30%
Divisional cash flow	–	–	20%
Other strategic objectives	30%	25%	25%
Maximum potential bonus (if all targets were fully met)	125%	100%	100%

For both EBITA and cash targets, the proportion of maximum payable for achieving budget is two-thirds and at threshold is one quarter. The 2010 threshold EBITA target has been set to require further growth over 2009 achieved EBITA, with the higher targets representing an even greater stretch.

Executive directors' long-term incentives

AMEC's principal long-term incentive arrangement is the Performance Share Plan. AMEC's policy is to make annual awards to executive directors, and to a small number of other senior executives just below board level, of restricted shares with a value at the time of award of up to 175 per cent of base salary. In addition, participants are offered a further award, up to a maximum of 25 per cent of base salary, of five restricted shares for every three purchased by the executive, which are held on their behalf as investment shares for the three year performance period. To the extent that investment shares are withdrawn before the end of the performance period, the matching shares lapse.

Awards are also made to a wider group of executives, with lower levels of face value to reflect seniority and contribution. Awards are normally made in April following the publication of the annual result.

These restricted shares will only vest if pre-determined performance conditions are met. 50 per cent of the award is based on total shareholder return and 50 per cent on growth in earnings per share both measured over three years.

For the total shareholder return portion, the requirement for full vesting is for AMEC to be ranked in the top quartile of the chosen comparator group. No awards will vest if AMEC's performance is below median. If AMEC's performance is at the median, 25 per cent of the award will vest. Between the median and the upper quartile, the award will vest on a straight-line basis. In addition, to ensure that AMEC's underlying performance is properly reflected, no awards will vest unless there has been sustained financial growth of the company.

The composition of the comparator group is reviewed at the time of each set of awards. For those made in 2009, it comprised 30 companies, including AMEC, that, at the time of grant, were in the FTSE Business Support Services, Industrial Machinery and Oil Equipment and Services sub-sectors, and whose market capitalisations in February 2009 lay broadly in the range £400 million to £4,500 million. Lists of the comparator companies for the awards that vested during the year and those awards currently outstanding can be obtained on request from the Company Secretary.

For the earnings per share growth portion of the awards made in 2009, the vesting range is RPI* plus 3 per cent per annum (25 per cent of that part of the award vests) to RPI plus 10 per cent per annum (100 per cent of that award vests). This is determined by comparing the earnings per share achieved in the final year of the three year period with that in the year immediately before the start of the period e.g. for the awards made in 2009, the final year will be 2011 and the base year is 2008.

*UK Retail Prices Index

For the 2007 and 2008 awards absolute targets were set that required higher levels of growth over the relevant three year periods. This portion of the 2007 awards was set to vest in full if 2009 earnings per share were at least 38 pence (which has been achieved). This portion of the 2008 awards will vest if 2010 earnings per share are at least 53 pence.

Earnings per share are adjusted for certain defined items and calculated on a consistent basis between base and final years. The remuneration committee takes appropriate external advice on the method of calculation and any adjusting and potentially adjusting items. Performance against the total shareholder return targets is calculated independently and reviewed by the remuneration committee.

Awards made prior to 2007 were subject to a primary total shareholder return performance condition with an earnings per share underpin. For the awards made in 2006, the total shareholder return achieved over the relevant three year period was 138.7 per cent which resulted in full vesting during 2009.

In the event of a change of control, awards will normally vest to the extent that the performance conditions have been met at the date the change of control takes place.

Shares held by the trustee of the Performance Share Plan, BWCI Trust Company Limited, may be voted at their discretion.

The company has a second scheme in place – the Executive Share Option Scheme. No awards have been made under this scheme since 2004.

In addition, executive directors may participate in relevant all-employee share plans which provide options, without performance conditions, related to savings contracts with an aggregate limit of £250 savings per month.

Transformation Incentive Plan

A one-off incentive plan, designed to give additional impetus to the transformation of the company and to aid the retention of selected key top executives through this critical period, was approved by shareholders in 2008. The plan requires participants to invest and hold AMEC shares for a three year period. These investment shares are then matched on an up to four-to-one basis. Vesting of matched shares is on a sliding scale based on achievement in 2010 of operating margins in excess of previous targets. Matching begins at nil for a margin of 8 per cent and increases on a straight line basis to full vesting for a margin of 10 per cent. In addition, awards will not vest at all if 2010 earnings per share are less than 53 pence and the remuneration committee will expect to see earnings per share of at least 60 pence for full vesting to occur. It will assess the earnings per share growth between these levels and the quality of the operating margin achieved when deciding whether to scale back awards from the vesting level created by the operating margin. There is a claw-back provision if the 2010 accounts had to be restated because of inaccuracy.

Mr Brikho and Mr Bruce participate in the plan with investment shares equal to 150 per cent and 100 per cent respectively of their base salaries at the time of initial invitation in May 2008. Mr McHoul participates in the plan with investment shares equal to 100 per cent of base salary at the time of his later invitation as part of his joining terms. Eleven other executives participate with investment shares ranging from 14 to 100 per cent of their salaries at the times of invitation.

Share Ownership Guidelines

Guidelines are in place requiring executive directors and other senior executives (which include all such participants in the Transformation Incentive Plan) to build up over a three year period and retain a holding of AMEC shares received from incentive plans or purchased by them. The level of targeted shareholding is two times salary for executive directors and one times salary for other senior executives. Details of directors' interests at the end of 2009 are listed on page 39. Based on the average share price during December 2009, these shareholdings represented 825 per cent of base salary for Mr Brikho and 197 per cent for Mr Bruce. Mr Bruce has until the end of 2011 to meet the two times target and is well ahead of his previous requirement as a non-board member. Mr McHoul's position against the guideline will be reported at the end of 2010.

Up to date details of the interests and transactions of current directors are available on AMEC's website.

Executive directors' pension arrangements

Executive directors are eligible for membership of the AMEC Staff Pension Scheme and to have top-up benefits provided through the AMEC Executive Pension Scheme. The schemes are both defined benefit schemes registered with HMRC* and also provide for life assurance cover and dependants' pensions. Executive directors who participate in the pension schemes accrue pension rights which are linked to the length of pensionable service and to pensionable salary. Executive directors who remain in employment beyond normal pension age are able to continue to accrue further pension rights. Pensionable salary in respect of scheme membership up to the end of 2007 is based on final salary and in respect of membership from 2008 onwards is based on career average revalued earnings. Benefits are restricted to a scheme earnings cap which was set at £131,250 for the 2009/10 tax year (£135,000 for 2010/11). In recognition of this restriction of pension benefits, participating executive directors also receive a taxable supplement of 20 per cent of their base salaries above the cap. There are no unregistered pension arrangements.

Executive directors are able to opt-out of further pension accrual, particularly if this would provide benefits in excess of the Life Time Allowance, in which case they will receive a non-bonusable salary supplement of 20 per cent of basic salary in lieu of further pension accrual. If individuals do accrue benefits in excess of the Life Time Allowance, the payment of the associated tax liability will be the responsibility of the individual and not AMEC.

Mr Brikho is a member of both pension schemes with a normal pension age of 60 and also has the benefit of additional life assurance in respect of earnings above the cap. Mr Bruce also participates and has a normal pension age of 62 with a historic right to draw accrued pension from age 57 onwards without actuarial reduction for early payment. Mr McHoul has not joined the schemes and therefore receives the 20 per cent supplement on his full salary and also has the benefit of life assurance of four times his basic salary.

Employment related benefits, principally the provision of a company car or car allowance, long-term disability and private medical expenses insurance, are also provided to executive directors. Mr Brikho also received a temporary relocation allowance for the first three years of his employment up to September 2009. Mr Bruce, who is based in Aberdeen, receives an accommodation allowance in respect of nights spent in London and therefore does not claim associated costs as business expenses.

Executive directors' employment contracts

AMEC's policy is that on appointment, executive directors will normally be employed with a notice period of one year. In the event of employment being terminated with less notice than this, damages will be determined at the time taking account of the circumstances leading up to the termination and the individual's duty to mitigate his loss. Executive directors are required to give six months' notice of resignation. This policy is followed for all current executive directors. Executive directors have a contractual retirement age of 65.

*UK's HM Revenue & Customs

Service contracts for executive directors do not provide for extended notice periods, other enhancements or payments in the event of a change of control. It is not the remuneration committee's intention to introduce such provisions.

The service contracts of the executive directors are available for review at the Company's registered office in accordance with relevant legislation.

External directorships

Executive directors are not permitted to accept external directorships without the prior approval of the board.

Mr McHoul is a director and Chairman of the audit committee of Premier Foods plc for which he received remuneration of £70,000 during the year.

Chairman

The remuneration committee is responsible for determining the remuneration and other terms of appointment of the chairman of the board. The agreement with the chairman, Mr Green-Armytage, runs to 20 January 2011. It may be terminated earlier than this on six months' written notice of resignation or with payment of six months' fees if the board withdraw their agreement to his continuing to serve as chairman, other than for gross misconduct. The chairman's fee was increased to £245,000 per annum from 1 January 2010, having been last reviewed in January 2008: an increase of 8.9 per cent over the two years. He is provided with life assurance cover of four times the AMEC pensions scheme earnings cap. He does not participate in other benefit schemes or in any of the incentive schemes of the group.

Non-executive directors

The remuneration of non-executive directors is determined by the chairman and the executive directors under delegated authority from the board. The non-executive directors receive fees for their services and do not participate in any of the incentive or benefit schemes of the group. Fees were reviewed with effect from 1 January 2010, having been last reviewed in January 2008, and increased by 5 per cent.

The current fee is £52,500 per annum. There is an additional fee of £7,875 per annum paid to the senior independent director. The policy with regard to fee structure is to reflect time commitment and responsibility of the various roles.

Additional fees are paid for chairing committees of the board as follows:

Audit committee	£13,125
Remuneration committee	£7,875
Compliance and ethics committee	£5,250

Non-executive directors may also be paid additional fees for other duties undertaken on behalf of the company. No such fees were paid in 2009.

The board's policy is that non-executive director appointments are normally for three consecutive three year terms, subject to review after the end of each term. The non-executive directors as at 31 December 2009 have fixed-term contracts which run until the dates set out below:

	Date of contract	Service review date
M O Hesse	1 June 2000	Not applicable
P J Byrom	10 February 2005	9 February 2011
T W Faithfull	10 February 2005	9 February 2011
S R Thompson	21 January 2009	21 January 2012

The contracts of non-executive directors may be terminated by the individual at any time and there are no specific provisions for compensation in the event of early termination by the company.

In accordance with the articles of association of AMEC, all directors are required to seek re-election by shareholders every three years.

Performance graph

The committee believes that the index for the FTSE All Share Oil Equipment and Services sub-sector, in which AMEC is classified, is the most appropriate comparison for relative share price performance. However since that index is only available from 2006 onwards, it is not currently possible to present a five year comparison. Accordingly the graph below shows the value, by 31 December 2009, of £100 invested in AMEC plc on 31 December 2004 compared with the value of £100 invested in the FTSE 100 index. The other points plotted are the values at intervening financial year-ends.

Total shareholder return


400
300
200
100
0
Value (£)
2004
2005
2006
2007
2008
2009

■ FTSE All Share (excluding investment trusts) Index ■ AMEC

Source: Thomson Financial

Directors' remuneration and related matters

The auditors are required to report on the following information on pages 55 to 57 of the directors' remuneration report.

Individual aspects of remuneration were as follows:

	Salary/fee £000	Pension supplement[i] £000	Accommodation allowance £000	Benefits in kind[ii] £000	Bonus[iii] £000	2009 Total £000	2008 Total £000
Executive							
S Y Brikho	850	144	68	45	612	1,719	1,963
I P McHoul (from 8 Sept 2008)	473	94	–	15	266	848	314
N A Bruce (from 21 Jan 2009)	274	30	27	13	193	537	–
S J Siddall (to 31 May 2008)	–	–	–	–	–	–	217
Non-executive							
J M Green-Armytage	225	–	–	–	–	225	225
M O Hesse	55	–	–	–	–	55	55
P J Byrom	63	–	–	–	–	63	63
T W Faithfull	62	–	–	–	–	62	58
S R Thompson (from 21 Jan 2009)	47	–	–	–	–	47	–
E P Airey (to 13 May 2009)	21	–	–	–	–	21	58
Total board	2,070	268	95	73	1,071	3,577	2,953

Notes

(i) Mr Brikho and Mr Bruce received a taxable supplement of 20 per cent of salary above the pension earnings cap. Mr McHoul received a taxable supplement of 20 per cent of full salary in lieu of pension accrual.

(ii) The value of benefits in kind received during the year relates principally to the provision of a company car or car allowance and private medical expenses insurance.

(iii) The bonus for Mr Brikho represented 72 per cent of base salary (2008 – 122 per cent). He received just over threshold for the profit component, maximum for the cash flow component and a strong but below maximum score for his personal targets, covering leadership in improving health, safety and environmental performance, implementation of the Operational Excellence programme, senior management succession and the development of Vision 2015.
The bonus for Mr McHoul represented 56 per cent of base salary (2008 – 98.5 per cent). He also received just over threshold for the profit and maximum for the cash flow components and a strong but below maximum score for his personal targets which related primarily to the implementation of specific Operational Excellence objectives.
The bonus for Mr Bruce represented 70 per cent of his base salary for the period after appointment as a director. His financial measures for the year were based partly on the group results, for which he received payments to the same levels as Messrs Brikho and McHoul, and partly on the performance of the Natural Resources division for which he received above target but below maximum for the profit component and maximum for the cash flow component. He received a strong but below maximum score for his personal targets which related primarily to the implementation of specific Operational Excellence objectives.

Directors' remuneration report continued

The numbers of restricted shares held by executive directors to whom awards had been made under the Performance Share Plan 2002 (PSP), the Transformation Incentive Plan (TIP) and, in the case of Mr Brikho, the Recruitment Plan (RP)[iii], were as follows:

	Plan	As at 1 January 2009 or on date of appointment as a director Number	Awarded during the year Number	Date awarded	Market price at date of award Pence	Vested during the year Number	Lapsed during the year Number	As at 31 December 2009 Number	End of Restricted Period
S Y Brikho	RP	63,389		Oct 2006	358.00	63,389		–	Feb 2009
	PSP	544,693		Oct 2006	358.00	544,693		–	Sep 2009
	PSP	246,687		Apr 2007	532.25			246,687	Mar 2010
	PSP	208,912		Apr 2008	718.00			208,912	Mar 2011
	TIP	546,780		May 2008	890.00			546,780	May 2011
	PSP		318,300	Apr 2009	534.08			318,300	Mar 2012
N A Bruce	PSP	105,449		Sept 2006	323.00	105,449		–	Aug 2009
	PSP	17,563		Sept 2006	334.50	17,563		–	Aug 2009
	PSP	92,812		Apr 2007	532.25			92,812	Mar 2010
	PSP	74,371		Apr 2008	718.00			74,371	Mar 2011
	TIP	129,768		May 2008	890.00			129,768	May 2011
	PSP		108,595	Apr 2009	534.08			108,595	Mar 2012
I P McHoul	PSP	120,643		Sept 2008	746.00			120,643	Sep 2011
	TIP	205,360		Sept 2008	636.50			205,360	Sep 2011
	PSP		176,937	Apr 2009	534.08			176,937	Mar 2012

Notes

(i) For the PSP awards made in 2006, AMEC met the performance conditions for maximum vesting. The share prices at the respective dates of vesting were 755.0 pence for Mr Brikho and 735.0 pence for Mr Bruce.

(ii) The awards made to Mr Brikho in October 2006 under the RP replaced share awards in his former employer which were forfeit on joining AMEC and were not subject to performance conditions. The share price at the date of vesting was 542.5 pence.

(iii) The terms and conditions of the PSP and TIP awards have not been varied during the year.

(iv) The vesting date for awards under the TIP is three years from the date the individuals lodged their investment shares. The maximum number of shares that individuals could invest was based on salary and share price at the time of invitation. The award indicated represents the maximum four times match.

(v) The closing price of the shares at 31 December 2009 was 792.0 pence (2008: 492.75 pence). Had the outstanding restricted shares detailed above vested in full on that date the approximate latent value before appropriate taxes for each of the current directors would have been: Mr Brikho £10,460,000, Mr Bruce £3,212,000 and Mr McHoul £3,983,000. These hypothetical figures assume that all relevant performance conditions would have been fully met, which in practice may not transpire.

(vi) The range of the closing prices for the shares during the year was 492.25 pence to 866.0 pence.

(vii) The register of directors' interests, which is open to inspection at the company's registered office, contains full details of directors' shareholdings, share options and awards under the performance share plans.

The options over AMEC plc shares held by the directors under the Savings Related Share Option Scheme were as follows:

	Date of grant	As at 1 January 2009 Number	Granted during the year Number	Exercised during the year Number	Lapsed during the year Number	**As at 31 December 2009 Number**	Option price Pence	Market price on date of exercise Pence	Exercise period for options outstanding on 31 December 2009
S Y Brikho	Dec 2007	1,624				**1,624**	591.00		Mar–Aug 2011
I P McHoul	Oct 2009		1,512			**1,512**	600.00		Jan–June 2013

Pension entitlements and benefits

The following directors were members of defined benefit schemes provided by the company during the year. Pension entitlements and corresponding transfer values increased as follows during the year:

	Gross increase in accrued pension £000	Increase in accrued pension net of inflation £000	Total accrued pension at 31 December 2009 £000	Value of net increase in accrual over period £000	Total change in value during period £000	Value of accrued pension at 31 December 2009 £000	Value of accrued pension at 31 December 2008 £000
S Y Brikho	5	5	14	64	92	243	138
N A Bruce	4	4	35	55	116	591	463

Notes

(i) Pension accruals shown are the amounts which would be paid annually on retirement based on service to the end of the year.
(ii) Transfer values have been calculated in accordance with the Trustee's transfer value basis.
(iii) The value of net increase represents the incremental value to the director of his service during the year, calculated on the assumption service terminated at the year-end. It is based on the accrued pension increase after deducting the director's contribution.
(iv) The change in the transfer value includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.
(v) Voluntary contributions paid by directors and resulting benefits are not shown.
(vi) Mr Bruce was appointed a director on 21 January 2009. The pension figures shown include his service with the company before he was appointed a director.

T W Faithfull
Chairman, remuneration committee
On behalf of the board
4 March 2010

Consolidated income statement

For the year ended 31 December 2009

	Note	2009 Before amortisation, impairment and exceptional items £ million	2009 Amortisation, impairment and exceptional items (note 5) £ million	2009 Total £ million	2008 (restated) Before amortisation and exceptional items £ million	2008 (restated) Amortisation and exceptional items (note 5) £ million	2008 (restated) Total £ million
Continuing operations							
Revenue	2&3	**2,539.1**	**–**	**2,539.1**	2,606.4	–	2,606.4
Cost of sales		**(2,162.4)**	**2.2**	**(2,160.2)**	(2,267.4)	–	(2,267.4)
Gross profit		**376.7**	**2.2**	**378.9**	339.0	–	339.0
Administrative expenses		**(189.5)**	**(15.7)**	**(205.2)**	(157.6)	(9.2)	(166.8)
Profit on business disposals and closures		**–**	**10.4**	**10.4**	–	109.0	109.0
Profit/(loss) before net financing income	4	**187.2**	**(3.1)**	**184.1**	181.4	99.8	281.2
Financial income		**12.4**	**–**	**12.4**	32.1	–	32.1
Financial expense		**(5.1)**	**–**	**(5.1)**	(6.7)	–	(6.7)
Net financing income	7	**7.3**	**–**	**7.3**	25.4	–	25.4
Share of post-tax results of joint ventures	2	**12.1**	**–**	**12.1**	–	–	–
Profit/(loss) before income tax	2	**206.6**	**(3.1)**	**203.5**	206.8	99.8	306.6
Income tax	8	**(53.0)**	**6.2**	**(46.8)**	(62.7)	(34.2)	(96.9)
Profit for the year from continuing operations		**153.6**	**3.1**	**156.7**	144.1	65.6	209.7
Profit/(loss) for the year from discontinued operations	9	**2.0**	**13.9**	**15.9**	1.0	(11.7)	(10.7)
Profit for the year		**155.6**	**17.0**	**172.6**	145.1	53.9	199.0
Attributable to:							
Equity holders of the parent				**171.7**			199.7
Minority interests				**0.9**			(0.7)
				172.6			199.0
Basic earnings/(loss) per share:	10						
Continuing operations				**47.6p**			64.5p
Discontinued operations				**4.9p**			(3.3)p
				52.5p			61.2p
Diluted earnings/(loss) per share:	10						
Continuing operations				**46.7p**			63.1p
Discontinued operations				**4.8p**			(3.2)p
				51.5p			59.9p

Consolidated statement of comprehensive income

For the year ended 31 December 2009

	Note	2009 £ million	2008 £ million
Profit for the year		**172.6**	199.0
Actuarial losses on defined benefit pension schemes	14	**(169.9)**	(113.1)
Tax on actuarial losses		**57.0**	39.2
Exchange movements on translation of foreign subsidiaries		**(3.7)**	89.2
Net gain/(loss) on hedges of net investment in foreign subsidiaries	19	**11.6**	(38.6)
Cash flow hedges:			
Effective portion of changes in fair value		**6.6**	(12.3)
Transferred to the income statement		**0.3**	(0.3)
Tax on effective portion of changes in fair value of cash flow hedges		**(2.2)**	3.7
Other comprehensive income		**(100.3)**	(32.2)
Total comprehensive income		**72.3**	166.8
Attributable to:			
Equity holders of the parent		**71.6**	166.9
Minority interests		**0.7**	(0.1)
Total comprehensive income		**72.3**	166.8

Consolidated balance sheet

As at 31 December 2009

	Note	31 December 2009 £ million	31 December 2008 (restated) £ million	1 January 2008 (restated) £ million
ASSETS				
Non-current assets				
Property, plant and equipment	11	**44.1**	50.6	57.6
Intangible assets	12	**454.4**	388.1	223.8
Interests in joint ventures	13	**61.0**	29.4	22.7
Other investments	13	**0.3**	1.0	0.8
Derivative financial instruments	19	**1.4**	–	–
Retirement benefit assets	14	**26.8**	165.7	248.0
Deferred tax assets	15	**68.4**	24.9	20.8
Total non-current assets		**656.4**	659.7	573.7
Current assets				
Inventories	16	**5.4**	11.7	6.1
Trade and other receivables	17	**520.2**	676.0	529.4
Derivative financial instruments	19	**1.8**	9.6	3.1
Current tax receivable		**8.9**	–	–
Short-term investments*	23	**130.7**	–	–
Cash and cash equivalents	23	**612.0**	764.6	734.1
Assets classified as held for sale		**–**	–	19.0
Total current assets		**1,279.0**	1,461.9	1,291.7
Total assets	2	**1,935.4**	2,121.6	1,865.4
LIABILITIES				
Current liabilities				
Bank loans and overdrafts		**–**	–	(0.8)
Trade and other payables	18	**(579.3)**	(705.2)	(626.4)
Derivative financial instruments	19	**(10.6)**	(21.2)	(5.3)
Current tax payable		**(69.3)**	(81.9)	(59.6)
Liabilities classified as held for sale		**–**	–	(5.4)
Total current liabilities		**(659.2)**	(808.3)	(697.5)
Non-current liabilities				
Bank loans	23	**–**	(0.1)	(0.1)
Trade and other payables	20	**(16.3)**	(28.3)	–
Derivative financial instruments	19	**(22.3)**	(33.9)	–
Retirement benefit liabilities	14	**(30.9)**	(9.5)	(11.3)
Deferred tax liabilities	15	**–**	(31.3)	(48.6)
Provisions	21	**(180.4)**	(204.3)	(199.4)
Total non-current liabilities		**(249.9)**	(307.4)	(259.4)
Total liabilities	2	**(909.1)**	(1,115.7)	(956.9)
Net assets	2	**1,026.3**	1,005.9	908.5
EQUITY				
Share capital	22	**169.0**	169.0	168.7
Share premium account	22	**100.7**	100.7	99.5
Hedging and translation reserves	22	**72.5**	59.7	16.8
Capital redemption reserve	22	**17.2**	17.2	17.2
Retained earnings	22	**663.5**	656.7	605.5
Total equity attributable to equity holders of the parent		**1,022.9**	1,003.3	907.7
Minority interests		**3.4**	2.6	0.8
Total equity		**1,026.3**	1,005.9	908.5

*Short-term investments represents bank deposits of more than three months' term.

The accounts on pages 58 to 104 were approved by the board of directors on 4 March 2010 and were signed on its behalf by:

S Y Brikho, Chief Executive

I P McHoul, Chief Financial Officer

Consolidated statement of changes in equity

For the year ended 31 December 2009

	Share capital £ million	Share premium £ million	Hedging reserve £ million	Translation reserve £ million	Capital redemption reserve £ million	Retained earnings £ million	**Total £ million**	Minority interests £ million	**Total equity £ million**
As at 1 January 2009	169.0	100.7	(9.2)	68.9	17.2	639.4	**986.0**	2.6	**988.6**
Restatement	–	–	–	–	–	17.3	**17.3**	–	**17.3**
As at 1 January 2009 (restated)	169.0	100.7	(9.2)	68.9	17.2	656.7	**1,003.3**	2.6	**1,005.9**
Profit for the year	–	–	–	–	–	171.7	**171.7**	0.9	**172.6**
Actuarial losses on defined benefit pension schemes	–	–	–	–	–	(169.9)	**(169.9)**	–	**(169.9)**
Tax on actuarial losses	–	–	–	–	–	57.0	**57.0**	–	**57.0**
Exchange movements on translation of foreign subsidiaries	–	–	–	(3.5)	–	–	**(3.5)**	(0.2)	**(3.7)**
Net gain on hedges of net investment in foreign subsidiaries	–	–	–	11.6	–	–	**11.6**	–	**11.6**
Effective portion of changes in fair value of cash flow hedges	–	–	6.6	–	–	–	**6.6**	–	**6.6**
Transferred to the income statement	–	–	0.3	–	–	–	**0.3**	–	**0.3**
Tax on effective portion of changes in fair value of cash flow hedges	–	–	(2.2)	–	–	–	**(2.2)**	–	**(2.2)**
Other comprehensive income for the year	–	–	4.7	8.1	–	(112.9)	**(100.1)**	(0.2)	**(100.3)**
Total comprehensive income for the year	–	–	4.7	8.1	–	58.8	**71.6**	0.7	**72.3**
Dividends	–	–	–	–	–	(50.3)	**(50.3)**	(0.2)	**(50.5)**
Equity settled share-based payments	–	–	–	–	–	10.7	**10.7**	–	**10.7**
Tax on equity-settled share based payments	–	–	–	–	–	2.6	**2.6**	–	**2.6**
Acquisition of shares by trustees of the Performance Share Plan	–	–	–	–	–	(9.8)	**(9.8)**	–	**(9.8)**
Utilisation of treasury shares	–	–	–	–	–	1.2	**1.2**	–	**1.2**
Acquisition of treasury shares	–	–	–	–	–	(6.4)	**(6.4)**	–	**(6.4)**
Acquisition of businesses	–	–	–	–	–	–	**–**	0.3	**0.3**
As at 31 December 2009	**169.0**	**100.7**	**(4.5)**	**77.0**	**17.2**	**663.5**	**1,022.9**	**3.4**	**1,026.3**

Consolidated statement of changes in equity continued

For the year ended 31 December 2009

	Share capital £ million	Share premium £ million	Hedging reserve £ million	Translation reserve £ million	Capital redemption reserve £ million	Retained earnings £ million	**Total £ million**	Minority interests £ million	**Total equity £ million**
As at 1 January 2008	168.7	99.5	(1.9)	18.7	17.2	590.4	**892.6**	0.8	**893.4**
Restatement	–	–	–	–	–	15.1	**15.1**	–	**15.1**
As at 1 January 2008 (restated)	168.7	99.5	(1.9)	18.7	17.2	605.5	**907.7**	0.8	**908.5**
Profit/(loss) for the year	–	–	–	–	–	199.7	**199.7**	(0.7)	**199.0**
Actuarial losses on defined benefit pension schemes	–	–	–	–	–	(113.1)	**(113.1)**	–	**(113.1)**
Tax on actuarial losses	–	–	–	–	–	39.2	**39.2**	–	**39.2**
Exchange movements on translation of foreign subsidiaries	–	–	–	88.6	–	–	**88.6**	0.6	**89.2**
Net gain on hedges of net investment in foreign subsidiaries	–	–	–	(38.6)	–	–	**(38.6)**	–	**(38.6)**
Cash flow hedges:									
Effective portion of changes in fair value	–	–	(12.3)	–	–	–	**(12.3)**	–	**(12.3)**
Transferred to the income statement	–	–	(0.3)	–	–	–	**(0.3)**	–	**(0.3)**
Tax on effective portion of changes in fair value of cash flow hedges	–	–	3.7	–	–	–	**3.7**	–	**3.7**
Other movements	–	–	(0.3)	0.2	–	0.1	**–**	–	**–**
Other comprehensive income for the year	–	–	(9.2)	50.2	–	(73.8)	**(32.8)**	0.6	**(32.2)**
Total comprehensive income for the year	–	–	(9.2)	50.2	–	125.9	**166.9**	(0.1)	**166.8**
Dividends (restated)	–	–	–	–	–	(43.3)	**(43.3)**	–	**(43.3)**
Shares issued	0.3	1.2	–	–	–	–	**1.5**	–	**1.5**
Equity settled share-based payments	–	–	–	–	–	9.3	**9.3**	–	**9.3**
Tax on equity-settled share based payments	–	–	–	–	–	(10.1)	**(10.1)**	–	**(10.1)**
Acquisition of shares by trustees of the Performance Share Plan (net)	–	–	–	–	–	(8.8)	**(8.8)**	–	**(8.8)**
Acquisition of treasury shares (net)	–	–	–	–	–	(21.8)	**(21.8)**	–	**(21.8)**
Acquisition of businesses	–	–	–	–	–	–	**–**	1.9	**1.9**
Recognised in profit on disposal	–	–	1.9	–	–	–	**1.9**	–	**1.9**
As at 31 December 2008 (restated)	169.0	100.7	(9.2)	68.9	17.2	656.7	**1,003.3**	2.6	**1,005.9**

Consolidated cash flow statement

For the year ended 31 December 2009

	Note	2009 £ million	2008 £ million
Cash flow from operating activities			
Profit before income tax from continuing operations		**203.5**	306.6
Profit/(loss) before income tax from discontinued operations	9	**3.4**	(11.6)
Profit before income tax		**206.9**	295.0
Financial income		**(12.4)**	(32.1)
Financial expense		**5.1**	6.7
Share of post-tax results of joint ventures		**(12.1)**	–
Intangible amortisation and goodwill impairment		**15.7**	9.2
Depreciation		**13.9**	19.2
Profit on disposal of businesses		**(3.5)**	(110.6)
Loss/(profit) on disposal of property, plant and equipment		**0.8**	(2.8)
Difference between cash flows in respect of defined benefit schemes and amounts recognised in the income statement		**(11.4)**	(32.2)
Equity settled share-based payments		**10.7**	9.3
		213.7	161.7
Decrease/(increase) in inventories		**6.3**	(1.6)
Decrease/(increase) in trade and other receivables		**182.3**	(118.5)
(Decrease)/increase in trade and other payables and provisions		**(160.0)**	27.4
Cash generated from operations		**242.3**	69.0
Interest paid		**(2.3)**	(7.5)
Tax paid		**(70.5)**	(73.2)
Net cash flow from operating activities		**169.5**	(11.7)
Cash flow from investing activities			
Acquisition of businesses (net of cash acquired)		**(117.6)**	(87.5)
Acquisition of joint ventures		**(4.7)**	(5.2)
Purchase of property, plant and equipment		**(9.3)**	(20.7)
Purchase of intangible assets		**(5.7)**	(0.9)
Investment in short-term bank deposits		**(130.7)**	–
Disposal of businesses (net of cash disposed of)		**(6.2)**	136.7
Disposal of joint ventures and other investments		**–**	18.7
Disposal of property, plant and equipment		**2.6**	13.1
Interest received		**12.1**	32.0
Dividends received from joint ventures		**9.0**	0.6
Net cash flow from investing activities		**(250.5)**	86.8
Net cash flow before financing activities		**(81.0)**	75.1
Cash flow from financing activities			
Repayment of loans		**(0.1)**	(0.1)
Dividends paid		**(50.3)**	(43.7)
Proceeds from shares issued		**–**	1.5
Acquisition of treasury shares (net)		**(5.2)**	(21.8)
Acquisition of shares by trustees of the Performance Share Plan		**(9.8)**	(8.8)
Net cash flow from financing activities		**(65.4)**	(72.9)
(Decrease)/increase in cash and cash equivalents		**(146.4)**	2.2
Cash and cash equivalents as at the beginning of the year		**764.6**	733.4
Exchange (losses)/gains on cash and cash equivalents		**(6.2)**	29.0
Cash and cash equivalents as at the end of the year	23	**612.0**	764.6
Cash and cash equivalents consist of:			
Cash at bank and in hand		**219.6**	124.0
Short-term investments (less than three months)		**392.4**	640.6
Cash and cash equivalents as at the end of the year	23	**612.0**	764.6
Short-term investments (more than three months)		**130.7**	–
Non-current debt		**–**	(0.1)
Net cash as at the end of the year		**742.7**	764.5

Notes to the consolidated accounts

1 Significant accounting policies

AMEC plc is a company domiciled in the UK.

Statement of compliance
The consolidated accounts include the accounts of AMEC plc ('AMEC') and all of its subsidiaries made up to 31 December each year, and the group's share of the profit after interest and tax, and net assets of joint ventures and associates, based on the equity method of accounting.

In accordance with EU law (IAS Regulation EC 1606/2002), the consolidated accounts of the group have been prepared in accordance with International Financial Reporting Standards ('IFRS') adopted for use in the EU as at 31 December 2009 ('adopted IFRS'), International Financial Reporting Interpretations Committee ('IFRIC') interpretations and those parts of the Companies Act 2006 applicable to companies reporting under IFRS. The company has elected to prepare its parent company accounts in accordance with UK Generally Accepted Accounting Principles ('UK GAAP'); these are presented on pages 105 to 111.

Accounting standards adopted in the year and restatements
IFRIC 14 "IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" was adopted during the year. Adoption of this interpretation has no impact on the group's reported results or net financial position. On adoption, tax on the retirement benefit asset has been reclassified as deferred tax on the balance sheet. This deferred tax liability had previously been taken into account in measuring the retirement benefit asset. The impact of restating the balance sheet for this change in presentation is to increase the retirement benefit asset as at 31 December 2008 by £58.0 million (1 January 2008: £86.7 million), decrease the deferred tax asset as at 31 December 2008 by £26.7 million (1 January 2008: £38.1 million), and increase the deferred tax liability as at 31 December 2008 by £31.3 million (1 January 2008: £48.6 million).

IFRS 2 "Amendments to IFRS 2 Shared-Based Payment: Vesting Conditions and Cancellations" was adopted during the year. Adoption of this standard has no impact on the group's reported results or net financial position.

IFRS 8 "Operating Segments" was adopted during the year. This more closely aligns the disclosure of segment information to internal management information. Adoption of this standard has no impact on the group's reported results or financial position.

Following changes to IAS10 "Events after the reporting period" introduced by "Improvements to IFRSs (2008)" which was adopted during the year, it is no longer appropriate to record interim dividends payable based on the constructive obligation created by the announcement of such dividends by the Board. Accordingly our interim dividend declared each year in August, and payable early in the January following the year to which it relates, is no longer recognised as a liability at 31 December and is only accounted for when paid. The comparative balance sheets as at 31 December 2008 and 1 January 2008 have been restated for this change, resulting in an increase in net assets of £17.3 million (1 January 2008: £15.1 million). This change has no impact on reported cash flow or income statement for the years then ended.

IAS 1 "Presentation of Financial Statements" (revised September 2007) was adopted during the year. This results in a number of terminology changes and changes in presentation and disclosure, including presenting a consolidated statement of comprehensive income to replace the consolidated statement of recognised income and expense, and the inclusion of a consolidated statement of changes in equity. IAS 1 also requires the inclusion of a balance sheet as at 1 January 2008, and related notes, following the reclassification of the tax on the retirement benefit asset, and restatement in respect of interim dividends, referred to above.

The consolidated income statement for the year ended 31 December 2008 has been restated to adjust the reported results of the Nuclear businesses from a full absorption costing basis under which all overheads were included in cost of sales to a basis consistent with the rest of the group whereby fixed overheads are reported as administrative expenses. Cost of sales for the year ended 31 December 2008 has been reduced by £25.1 million and administrative expenses increased by the same amount. These restatements have no impact on the group's reported profit.

Basis of preparation
The accounts are presented in Sterling, rounded to the nearest hundred thousand. They are prepared on the historical cost basis except that derivative financial instruments and retirement benefit assets and liabilities are stated at fair value.

The preparation of accounts in accordance with generally accepted accounting principles requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is

1 Significant accounting policies continued

revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Some of these policies require a high level of judgement, and AMEC believes that the most critical accounting policies and significant areas of judgement and estimation arise from the accounting for defined benefit pension schemes under IAS 19 'Employee benefits', for long-term contracts under IAS 11 'Construction contracts' and for provisions under IAS 37 'Provisions, contingent liabilities and contingent assets'.

Defined benefit pension schemes are accounted for in accordance with the advice of independent qualified actuaries but significant judgements are required in relation to the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member life expectancy that underpin their valuations. For AMEC, these assumptions are important given the relative size of the schemes that remain open.

A significant amount of the group's activities is undertaken via long-term contracts. These contracts are accounted for in accordance with IAS 11 which requires estimates to be made for contract costs and revenues.

Management base their judgements of contract costs and revenues on the latest available information, which includes detailed contract valuations. In many cases the results reflect the expected outcome of long-term contractual obligations which span more than one reporting period. Contract costs and revenues are affected by a variety of uncertainties that depend on the outcome of future events and often need to be revised as events unfold and uncertainties are resolved. The estimates of contract costs and revenues are updated regularly and significant changes are highlighted through established internal review procedures. In particular, the internal reviews focus on the timing and recognition of incentive payments and the age and recoverability of any unagreed income from variations to the contract scope or claims. The impact of the changes in accounting estimates is then reflected in the ongoing results.

When accounting for provisions for litigation and other items the group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those which in the view of management are unlikely to succeed.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The non-core Built Environment businesses were sold during 2007 and are treated as discontinued operations. Other discontinued operations include pipeline construction businesses which were sold during 2006 and 2007, and SPIE, which was sold in 2006. The cash flows of discontinued operations are fully consolidated within AMEC up to the date of sale and the assets and liabilities of discontinued operations that had not been sold at 31 December 2007 were shown separately on the consolidated balance sheet as at that date. The results and other disclosures in respect of discontinued operations are shown in note 9.

During 2006 IFRIC 12 on service concession arrangements was issued. This interpretation has been adopted for use in the EU in respect of accounting periods beginning on or after 29 March 2009. In view of this, the directors consider that it remains appropriate to apply the approach set out in Appendix Note F of the UK Financial Reporting Standard 5 "Reporting the substance of transactions" in determining the accounting model to be applied to AMEC's PPP activities. This involves applying a "risks and rewards" test to determine whether a non-current asset or finance debtor model should be followed. The directors do not expect this accounting policy to be significantly different to that under IFRIC 12.

Going concern

The directors are satisfied that the group has adequate resources to operate for the foreseeable future. At 31 December 2009 the group held net cash of £742.7 million and forecasts for the business indicate average weekly net cash for 2010 of £700 million.

The group will finance operations and growth from its significant existing cash resources. The group's policy aims to ensure the constant availability of an appropriate amount of funding to meet both current and future forecast requirements consistent with the group's budget and strategic plans. The group had committed facilities of £315 million available as at 31 December 2008, of which £122 million lapsed on 27 February 2009 and £193 million on 9 July 2009.

Given the group's significant cash resources the decision was made during 2008 not to renew the facilities. This decision has been kept under review during 2009. However, appropriate facilities will be maintained to meet ongoing requirements for performance related bonding and letters of credit.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with a diversified range of 25-30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels

1 Significant accounting policies continued

by the board, are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch and have been reviewed in light of the recent market turbulence.

The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these consolidated accounts.

Basis of consolidation
A subsidiary is an entity controlled by AMEC. Control is achieved where AMEC has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. The results of subsidiaries are included in the consolidated accounts from the date that control commences until the date that control ceases.

A joint venture entity is an entity over whose activities AMEC has joint control, established by contractual agreement. An associate is an entity in which AMEC has significant influence, but not control, over the financial and operating policies. The consolidated accounts include the group's share of the total recognised gains and losses of associates and joint venture entities on an equity accounted basis. The results of joint venture entities and associates are included in the consolidated accounts from the date that joint control or significant influence commences until the date that it ceases.

Losses of a joint venture or an associate are recognised only to the extent of the group's interest in the joint venture or associate, unless the group has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate.

Jointly controlled operations and assets where each party has its own separate interest in particular risks and rewards, are accounted for by including the attributable share of the assets it controls, liabilities and cash flows it incurs and its share of the income measured according to the terms of the arrangement.

Bid costs
Bid costs are expensed as incurred until the group is appointed as the preferred bidder. Subsequent to appointment as preferred bidder, bid costs are capitalised and held on the balance sheet provided the award of the contract is virtually certain and it is expected to generate sufficient net cash flow to allow recovery of the bid costs. Where bid costs are reimbursed at financial close, the proceeds are applied first against the balance of costs included in the balance sheet, with any additional amounts treated as deferred income and released to profit over the period of the contract.

Business combinations and goodwill
The purchase method is used to account for all business combinations.

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the assets, liabilities and contingent liabilities acquired.

Goodwill arising on acquisitions since 1 January 2004 is capitalised and subject to an impairment review, both annually and when there are indications that its carrying value may not be recoverable. Goodwill is not amortised.

Cash and cash equivalents and short-term investments
Cash comprises cash balances and deposits repayable on demand and available within one working day without penalty.

Cash equivalents are other deposits with a maturity period of three months or less from date of acquisition; convertible without an undue period of notice and not subject to a significant risk of changes in value.

Bank overdrafts that are repayable on demand and form an integral part of AMEC's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Deposits with a maturity period of more than three months from the date of acquisition are classified as short-term investments.

Discontinued operations and assets and liabilities held for sale
A discontinued operation is a separate major line of business or geographic area of operations that has either been disposed of or is held for sale, is a subsidiary acquired exclusively with a view to resale or is part of a plan to dispose of a major line of business or geographical area. An operation is classified as a discontinued operation in the year that the above criteria are met. The comparative income statement is restated to show the operation as discontinued from the start of the comparative period.

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with the group's accounting policies. Thereafter generally the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets, and retirement benefit assets, which continue to be measured in accordance with the group's accounting policies.

1 Significant accounting policies continued

Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in profit or loss. Gains are not recognised in excess of any cumulative impairment loss.

Employee benefits

Defined contribution plans

Obligations for contributions to defined contribution pension plans are recognised in the income statement as incurred.

Defined benefit plans

The group's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets (at bid price) is deducted. The liability discount rate is the yield at the balance sheet date on AA rated corporate bonds that have maturity dates approximating to the terms of the group's obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

Actuarial gains and losses are recognised directly in equity in the year in which they arise.

Financial instruments

Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instrument.

Cash, deposits and short-term investments are held at amortised cost.

Derivative financial instruments are recognised initially and subsequently at fair value. The gain or loss on re-measurement to fair value is recognised immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of derivative financial instruments is determined by reference to market values for similar financial instruments or by discounting the expected future cash flows at prevailing interest rates.

The sale and purchase of derivative financial instruments are non-speculative.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge against the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction, any gain or loss on the effective part of the derivative financial instrument is recognised directly in the hedging reserve. The gain or loss on any ineffective portion of the hedge is recognised immediately in the income statement.

Hedge accounting is discontinued when the hedging instrument no longer meets the criteria for hedge accounting, expires, or is sold, terminated or exercised. The cumulative gain or loss previously recognised in the hedging reserve remains there until the forecast transaction occurs. Where the hedged item is a non-financial asset, the cumulative gain or loss in the hedging reserve is transferred to the carrying amount of the asset when the asset is recognised. In other cases the cumulative gain or loss in the hedging reserve is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Fair value hedges

Where a derivative financial instrument is designated as a hedge against the variability in fair value of a recognised asset or liability or an unrecognised firm commitment, all changes in the fair value of the derivative are recognised immediately in the income statement. The carrying value of the hedged item is adjusted by the change in fair value that is attributable to the risk being hedged (even if it is normally carried at amortised cost) and any gains or losses on re-measurement are recognised immediately in the income statement.

When hedge accounting ceases, any adjustment made to the carrying amount of the hedged item as a consequence of the fair value hedge relationship, is recognised in the income statement over the remaining life of the hedged item.

Foreign currencies

At an individual entity level, transactions in a currency other than the functional currency of the entity are translated to the functional currency at the exchange rate ruling at the day of the transaction. Entities which have multiple foreign currency transactions apply the average rate for the month as an approximation of the exchange rate on the day of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at the rates of exchange ruling at the balance sheet date and any foreign exchange differences arising are recognised in the income statement. Non-monetary assets and liabilities are measured in terms of historical cost and are translated using the exchange rate at the date of the transaction.

On consolidation, the results of entities with a functional currency other than sterling are translated into sterling using a monthly average exchange rate. The net assets of such entities are translated into sterling at the closing exchange rate with any gain or loss also reported in the translation reserve.

1 Significant accounting policies continued

Exchange differences arising on the translation of foreign currency net investments and any foreign currency borrowings, or forward contracts used to hedge those investments, are taken to a translation reserve. They are recycled and recognised as a profit or loss on the disposal or closure of a business. The cumulative translation difference for all foreign operations was deemed to be zero as at 1 January 2004, the date of transition to adopted IFRS.

Impairment
The carrying values of all of the group's assets other than inventories, balances on long-term contracts and deferred tax assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there are indications of an impairment in the carrying value then the recoverable amount is estimated and compared to the carrying amount. For goodwill and assets not yet available for use, the recoverable amount is estimated at each balance sheet date.

An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount.

Intangible assets other than goodwill
Intangible assets acquired by the group, which include software, customer relationships, trademarks and order backlogs are stated at cost less accumulated amortisation and impairment losses. The cost of an intangible asset acquired in a business combination is fair value at date of acquisition.

Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, from the date they are available for use.

The estimated lives of intangible assets held at 31 December 2009 are as follows:

Software	Three to five years
Customer relationships	Two to ten years
Brand/trademarks	Up to five years
Other	Up to six years

Inventories
Inventories, including land held for and in the course of development, are stated at the lower of cost and net realisable value.

Development land and work in progress is included at cost less any losses foreseen in completing and disposing of the development. Cost includes cost of acquisition and development to date, including directly attributable fees and expenses net of rental and other income attributable to the development.

Leases
Operating lease costs are charged to the income statement on a straight line basis over the period of the lease.

Long-term contracts
As soon as the outcome of a long-term contract can be estimated reliably, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed by reference to surveys of work performed. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable, and contract costs are expensed as incurred. An expected loss on a contract is recognised immediately in the income statement.

Revenue in respect of variations to the contract scope and claims is recognised when it is probable that it will be received and is capable of being reliably measured. Incentive payments are recognised when a contract is sufficiently far advanced that it is probable that the required conditions will be met and the amount of the payment can be reliably measured.

The gross amounts due from customers under long-term contracts are stated at cost plus recognised profits, less provision for recognised losses and progress billings. These amounts are reported in trade and other receivables.

Payments on account in excess of the gross amounts due from customers are included in trade and other payables.

Net financing income
Net financing income comprises interest receivable on funds invested, interest payable, the unwinding of discounted balances and foreign exchange gains and losses. Interest income and interest payable are recognised in profit or loss as they accrue, using the effective interest method.

Directly attributable finance costs are capitalised in the cost of purchased and constructed property, plant and equipment, until the relevant assets are brought into operational use. The only material projects where this has occurred are those held in the group's investments in joint ventures which are involved in PPP projects to finance, design and build assets and operate them on behalf of the customer.

1 Significant accounting policies continued

Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. The cost of property, plant and equipment as at 1 January 2004, the date of transition to adopted IFRS, was determined by reference to its fair value at that date.

Depreciation is provided on all property, plant and equipment, with the exception of freehold land, at rates calculated to write off the cost, less estimated residual value, of each asset on a straight line basis over its estimated useful life. Reviews are made annually of the estimated remaining lives and residual values of individual assets.

The estimated lives used are:

Freehold buildings	Up to 50 years
Leasehold land and buildings	The shorter of the lease term or 50 years
Plant and equipment	Mainly three to five years

Provisions for litigation and other items

The group has taken internal and external advice in considering known legal claims and actions made by or against the group. It carefully assesses the likelihood of success of a claim or action. Appropriate provisions are made for legal claims or actions against the group on the basis of likely outcome, but no provisions are made for those, which in the view of management are unlikely to succeed.

Revenue

Revenue is measured at the fair value of consideration received or receivable, excluding value added tax, for goods and services supplied to external customers. It includes the group's share of revenue from work carried out under jointly controlled operations.

Revenue from services and construction contracts is recognised by reference to the stage of completion of the contract, as set out in the accounting policy for long-term contracts.

Revenue from developments activities is recognised on completion of a signed sale agreement after all material conditions have been met.

Share-based payments

There are various share-based payment arrangements which allow AMEC employees to acquire AMEC shares; these awards are granted by AMEC. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due to share prices or total shareholder return not achieving the threshold for vesting.

Taxation

Income tax expense comprises the sum of current tax charge and the movement in deferred tax.

Current tax payable or recoverable is based on taxable profit for the year using tax rates and laws that have been enacted or substantively enacted by the balance sheet date, and any adjustment to tax payable in respect of previous years. Tax is recognised in the income statement except to the extent that it relates to items recognised in equity, in which case it is recognised in equity.

Deferred tax is provided on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences with deferred tax assets being recognised where it is probable that future taxable profits will be available against which the asset can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and adjustments made to the extent that it is no longer probable that sufficient profits will be available.

Assets and liabilities are not recognised if the temporary differences arise from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither accounting nor taxable profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated using tax rates and laws that have been enacted or substantively enacted to apply when the deferred tax asset is realised or the liability is settled.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and it is intended that they will be settled on a net basis.

2 Segmental analysis of continuing operations

AMEC has three divisions that offer high-value consultancy, engineering and project management services to different end markets in the world's natural resources, nuclear, clean energy, water and environmental sectors. AMEC is organised by division, each of which is managed separately and considered to be a reportable segment. AMEC's Chief Executive together with the senior management team constitute the chief operating decision maker and they regularly review the performance of these three divisions. The Investments and other activities segment comprises various legacy businesses. Details of the services offered by each division and the end markets in which they operate are given in the business and financial review on pages 10 to 25.

Revenue and results

	Revenue		Profit/(loss)	
	2009 £ million	2008 £ million	**2009 £ million**	2008 £ million
Class of business:				
Natural Resources	**1,300.9**	1,204.2	**154.3**	129.3
Power & Process	**788.1**	1,021.8	**55.4**	58.3
Earth & Environmental	**470.8**	400.2	**36.5**	33.5
Investments and other activities	**13.7**	20.0	**0.2**	1.2
	2,573.5	2,646.2	**246.4**	222.3
Internal revenue	**(34.4)**	(39.8)	**–**	–
Total revenue	**2,539.1**	2,606.4	**–**	–
Corporate costs[1]			**(38.1)**	(37.4)
EBITA[2]			**208.3**	184.9
Net financing income			**7.3**	25.4
Adjusted profit before tax			**215.6**	210.3
Other items[3]			**(3.7)**	(2.1)
Intangible amortisation and goodwill impairment			**(15.7)**	(9.2)
Exceptional items			**12.6**	109.0
Tax on results of joint ventures			**(5.3)**	(1.4)
Profit before income tax			**203.5**	306.6

Notes

1 Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.

2 EBITA is earnings of continuing operations before net financing income, tax, intangible amortisation and goodwill impairment, pre-tax exceptional items and £3.7 million (2008: £2.1 million) relating to elements of deferred consideration on acquisitions in the Earth & Environmental division, but including joint venture profit before tax.

3 Other items comprise elements of deferred consideration on acquisitions in the Earth & Environmental division which, in line with IFRS 3, are included in profit before net financing income in the income statement, but are excluded from the measure of segment profit reported.

Transactions between reportable segments are conducted on an arm's length basis. Internal revenue of £34.4 million in 2009 is attributable to the segment as follows: Natural Resources £21.1 million; Power & Process £3.6 million; and Earth & Environmental £9.7 million.

2 Segmental analysis of continuing operations continued

Assets and liabilities continued

	31 December 2009			31 December 2008 (restated)		
	Segment assets £ million	**Segment liabilities £ million**	**Segment net assets/(liabilities) £ million**	Segment assets £ million	Segment liabilities £ million	Segment net assets/(liabilities) £ million
Class of business:						
Natural Resources	**265.4**	**(276.2)**	**(10.8)**	327.8	(281.4)	46.4
Power & Process	**194.0**	**(182.6)**	**11.4**	254.1	(247.8)	6.3
Earth & Environmental	**112.1**	**(74.6)**	**37.5**	146.4	(96.8)	49.6
Investments and other activities	**60.4**	**(213.1)**	**(152.7)**	39.8	(281.5)	(241.7)
	631.9	**(746.5)**	**(114.6)**	768.1	(907.5)	(139.4)
Goodwill	**401.8**	**–**	**401.8**	345.5	–	345.5
Other intangible assets	**52.6**	**–**	**52.6**	42.6	–	42.6
Net cash	**742.7**	**–**	**742.7**	764.6	(0.1)	764.5
Unallocated assets/(liabilities)	**106.4**	**(162.6)**	**(56.2)**	200.8	(208.1)	(7.3)
	1,935.4	**(909.1)**	**1,026.3**	2,121.6	(1,115.7)	1,005.9

	1 January 2008 (restated)		
	Segment assets £ million	Segment liabilities £ million	Segment net assets/(liabilities) £ million
Class of business:			
Natural Resources	272.0	(243.2)	28.8
Power & Process	203.2	(260.2)	(57.0)
Earth & Environmental	84.5	(51.3)	33.2
Investments and other activities	56.4	(241.6)	(185.2)
	616.1	(796.3)	(180.2)
Goodwill	215.4	–	215.4
Other intangible assets	8.4	–	8.4
Net cash	734.1	(0.9)	733.2
Unallocated assets/(liabilities)	272.4	(154.3)	118.1
Assets/(liabilities) classified as held for sale	19.0	(5.4)	13.6
	1,865.4	(956.9)	908.5

Goodwill is not directly attributable to business segments and the group does not monitor goodwill by segment in its internal management reporting. The most significant elements of unamortised goodwill arose on the acquisition of AGRA Inc. in April 2000. The ongoing operations of AGRA Inc. fall into each of the current business segments. Due to the time elapsed since this acquisition and the restructuring of the Group and its reported business segments over the last few years, it is not possible to allocate this goodwill on a reasonable basis between the current operating segments.

Unallocated net assets/(liabilities) principally comprise assets and liabilities relating to the pension schemes, dividends, derivative financial instruments and taxation and are not directly related to the activities of the segments.

2 Segmental analysis of continuing operations continued

Other information

	Share of post-tax results of joint ventures		Depreciation		Intangible amortisation	
	2009 £ million	2008 £ million	2009 £ million	2008 £ million	2009 £ million	2008 £ million
Class of business:						
Natural Resources	**2.8**	1.0	**6.0**	8.5	**8.2**	5.5
Power & Process	**11.8**	1.2	**3.9**	5.3	**1.9**	1.3
Earth & Environmental	**(0.2)**	–	**3.7**	4.1	**4.3**	2.4
Investments and other activities	**(2.3)**	(2.2)	**0.3**	1.3	**–**	–
	12.1	–	**13.9**	19.2	**14.4**	9.2

In addition to the intangible amortisation of £14.4 million, goodwill has been impaired by £1.3 million in 2009.

	Interests in joint ventures		Capital expenditure: Property, plant and equipment		Capital expenditure: Intangible assets	
	2009 £ million	2008 £ million	2009 £ million	2008 £ million	2009 £ million	2008 £ million
Class of business:						
Natural Resources	**6.1**	0.6	**5.6**	9.0	**0.9**	0.4
Power & Process	**6.8**	3.9	**3.0**	6.7	**1.0**	–
Earth & Environmental	**0.1**	0.3	**0.7**	4.8	**3.8**	0.5
Investments and other activities	**48.0**	24.6	**–**	0.2	**–**	–
	61.0	29.4	**9.3**	20.7	**5.7**	0.9

Geographical origin

	Revenue		Profit/(loss)		Non-current assets	
	2009 £ million	2008 £ million	2009 £ million	2008 £ million	2009 £ million	2008 £ million
United Kingdom	**780.2**	1,017.1	**49.6**	39.1	**120.4**	73.6
Canada	**839.3**	718.5	**122.9**	114.6	**232.3**	224.0
United States	**601.3**	535.1	**40.6**	38.1	**97.5**	114.6
Rest of the world	**318.3**	335.7	**33.3**	30.5	**109.6**	56.9
	2,539.1	2,606.4	**246.4**	222.3	**559.8**	469.1
Corporate costs[1]			**(38.1)**	(37.4)		
EBITA[2]			**208.3**	184.9		
Net financing income			**7.3**	25.4		
Adjusted profit before tax			**215.6**	210.3		
Other items[3]			**(3.7)**	(2.1)		
Intangible amortisation and goodwill impairment			**(15.7)**	(9.2)		
Exceptional items			**12.6**	109.0		
Tax on results of joint ventures			**(5.3)**	(1.4)		
Profit before income tax			**203.5**	306.6		

The non-current assets analysed by geography include property, plant and equipment, intangible assets, interests in joint ventures and other investments.

Notes 1, 2, 3 are set out on page 70.

3 Revenue

	2009 £ million	2008 £ million
Construction contracts	**262.4**	532.7
Services	**2,276.7**	2,073.7
	2,539.1	2,606.4

The revenue from construction contracts shown above is based on the definition of construction contracts included in IAS 11 and includes revenue from all contracts directly related to the construction of an asset even if AMEC's role is as a service provider, for example project management.

4 Profit before net financing income – continuing operations

	2009 £ million	2008 £ million
Depreciation of property, plant and equipment	**13.9**	19.2
Minimum payments under operating leases	**56.2**	63.7

There are no material receipts from subleases.

	2009 £ million	2008 £ million
Fees paid to auditors and their associates:		
Audit of these financial statements	**0.3**	0.3
The audit of subsidiaries, associates and joint ventures pursuant to legislation	**1.3**	1.3
Other services relating to taxation	**0.6**	0.7
Services relating to corporate finance transactions	**–**	0.1
All other services	**0.1**	–
	2.3	2.4

5 Amortisation, impairment and exceptional items

	2009 £ million	2008 £ million
Exceptional items of continuing operations:		
Cost of sales	**2.2**	–
Profit on business disposals and closures	**10.4**	109.0
	12.6	109.0
Taxation credit/(charge) on exceptional items of continuing operations	**1.5**	(37.2)
Exceptional items of discontinued operations (post-tax)	**13.9**	(11.7)
Post-tax exceptional profits	**28.0**	60.1
Intangible amortisation and goodwill impairment	**(15.7)**	(9.2)
Taxation credit on intangible amortisation and goodwill impairment	**4.7**	3.0
Post-tax amortisation, impairment and exceptional items	**17.0**	53.9

Post-tax exceptional profits are further analysed as follows:

	2009			2008		
	Gains on disposals £ million	**Other exceptional items £ million**	**Total £ million**	Gains/(losses) on disposals £ million	Other exceptional items £ million	Total £ million
Continuing operations	**0.4**	**12.2**	**12.6**	110.7	(1.7)	109.0
Discontinued operations	**3.1**	**(0.3)**	**2.8**	(0.1)	(11.7)	(11.8)
Profit/(loss) before tax	**3.5**	**11.9**	**15.4**	110.6	(13.4)	97.2
Tax	**12.0**	**0.6**	**12.6**	(37.6)	0.5	(37.1)
Profit/(loss) after tax	**15.5**	**12.5**	**28.0**	73.0	(12.9)	60.1

Two small businesses were divested during 2009 and, together with adjustments to provisions held in respect of businesses sold in prior years and foreign exchange movements on provisions established on the disposal of SPIE, resulted in an exceptional pre-tax gain on disposal of £3.5 million.

Other exceptional items of £11.9 million relate to the net release of provisions following positive developments in relation to various legacy projects.

During 2008, the UK Wind Developments business, excluding AMEC's share of the Isle of Lewis development, and a number of smaller businesses, were sold resulting in an aggregate pre-tax exceptional gain of £110.6 million (post-tax: £73.0 million).

Other exceptional items in 2008 included provision and other adjustments in relation to outstanding matters on various legacy projects.

6 Staff costs and employee numbers – continuing operations

	2009 £ million	2008 £ million
Wages and salaries	**908.5**	900.6
Social security costs	**62.5**	61.3
Equity settled share-based payments	**10.7**	9.3
Contributions to defined contribution schemes	**22.2**	14.1
Defined benefit pension schemes expense/(income) (note 14)	**6.6**	(5.9)
	1,010.5	979.4

The average number of people employed was as follows:	2009 Number	2008 Number (restated)
Natural Resources	**7,613**	8,710
Power & Process	**5,927**	6,648
Earth & Environmental	**4,299**	3,933
Investments and other activities	**215**	272
	18,054	19,563

Details of directors' remuneration are provided in the directors' remuneration report on pages 47 to 57.

The average number of employees in the Power & Process division for the year ended 31 December 2008 has been restated to include all categories of employees in the Americas on a consistent basis.

The average number of employees as stated above excludes agency staff.

7 Net financing income – continuing operations

	2009 £ million	2008 £ million
Financial income:		
Interest income on bank deposits	**7.6**	28.7
Other interest income	**1.5**	–
Foreign exchange gains	**3.3**	3.4
	12.4	32.1
Financial expense:		
Interest expense on financial liabilities measured at amortised cost	**(1.3)**	(2.2)
Unwind of discount on deferred consideration	**(2.8)**	–
Foreign exchange losses	**(1.0)**	(4.5)
	(5.1)	(6.7)
Net financing income	**7.3**	25.4

The above financial income and expenses include the following in respect of assets/(liabilities) not at fair value through profit or loss:

	2009 £ million	2008 £ million
Total interest income on financial assets	**9.1**	28.7
Total interest expense on financial liabilities	**(1.3)**	(2.2)

8 Income tax – continuing operations

Income tax arises in respect of the different categories of income and expenses as follows:

	2009 £ million	2008 £ million
Income tax expense on continuing operations before exceptionals, intangible amortisation and goodwill impairment	**53.0**	62.7
Income tax credit on intangible amortisation	**(4.7)**	(3.0)
Income tax (credit)/charge in respect of exceptional items	**(1.5)**	37.2
Total income tax expense from continuing operations in the income statement	**46.8**	96.9
Income tax in respect of joint ventures	**5.3**	1.4
Total income tax for continuing operations	**52.1**	98.3

	2009 £ million	2008 £ million
Current tax:		
UK corporation tax at 28.0 per cent (2008: 28.5 per cent)	**3.9**	38.5
Double tax relief	**(1.4)**	(4.0)
Overseas tax	**50.1**	61.8
Adjustments in respect of prior years	**(0.5)**	–
	52.1	96.3
Deferred tax:		
UK deferred tax at 28.0 per cent (2008: 28.0 per cent), pension surplus at 35.0 per cent (2008: 35.0 per cent) – origination and reversal of temporary differences	**5.7**	13.1
Overseas deferred tax	**(1.3)**	(9.2)
Adjustments in respect of prior years	**(4.4)**	(1.9)
	–	2.0
Total income tax expense for continuing operations	**52.1**	98.3

8 Income tax – continuing operations continued

Factors affecting the tax expense for the year are explained as follows:

	2009 £ million	2008 £ million
Profit before income tax from continuing operations	**203.5**	306.6
Add: tax on joint ventures	**5.3**	1.4
Adjusted profit before income tax from continuing operations	**208.8**	308.0
Expected income tax expense	**58.5**	87.8
Non-deductible expenses – pre-exceptional	**9.9**	8.5
Non-deductible expenses – exceptional	**1.3**	5.7
Non-taxable income	**(6.7)**	(4.7)
Impact of providing deferred tax on pension surplus at 35.0 per cent	**0.8**	2.3
Impact of change in UK tax rate to 28.0 per cent on deferred tax	**–**	(0.7)
Overseas income and expenses taxed at rates other than 28.0 per cent (2008: 28.5 per cent)	**9.1**	9.7
Change in recognition of deferred tax assets	**(15.9)**	(8.4)
Adjustments in respect of prior years	**(4.9)**	(1.9)
Total income tax expense for the year for continuing operations	**52.1**	98.3

	2009 £ million	2008 £ million
Tax recognised directly in equity:		
Current tax	**(2.1)**	(2.4)
Deferred tax (note 15)	**(55.3)**	(30.4)
Tax credit recognised directly in equity	**(57.4)**	(32.8)

9 Profit for the year from discontinued operations

Discontinued operations include the non-core Built Environment businesses, pipeline construction activities and SPIE.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement.

The results of the discontinued operations are as follows:

	2009 £ million	2008 £ million
Revenue	**–**	0.1
Cost of sales and net operating expenses	**0.6**	0.1
Profit before exceptional items and income tax	**0.6**	0.2
Attributable tax	**1.4**	0.8
	2.0	1.0
Exceptional items	**(0.3)**	(11.7)
Attributable tax on exceptional items	**(0.1)**	0.4
Profit/(loss) on disposal	**3.1**	(0.1)
Attributable tax on profit/(loss) on disposal	**11.2**	(0.3)
Profit/(loss) for the year from discontinued operations	**15.9**	(10.7)

10 Earnings per share

Basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Performance Share Plan and Transformation Incentive Plan, those held by the qualifying employee share ownership trust and those held in treasury by the company.

	2009			2008		
	Earnings £ million	**Weighted average shares number million**	**Earnings per share pence**	Earnings £ million	Weighted average shares number million	Earnings per share pence
Basic earnings from continuing operations	**155.8**	**327.0**	**47.6**	210.4	326.3	64.5
Share options	**–**	**1.2**	**(0.1)**	–	1.5	(0.3)
Employee share and incentive schemes	**–**	**5.3**	**(0.8)**	–	5.7	(1.1)
Diluted earnings from continuing operations	**155.8**	**333.5**	**46.7**	210.4	333.5	63.1
Basic earnings/(loss) from discontinued operations	**15.9**	**327.0**	**4.9**	(10.7)	326.3	(3.3)
Share options	**–**	**1.2**	**–**	–	1.5	–
Employee share and incentive schemes	**–**	**5.3**	**(0.1)**	–	5.7	0.1
Diluted earnings/(loss) from discontinued operations	**15.9**	**333.5**	**4.8**	(10.7)	333.5	(3.2)

Basic and diluted profit from continuing operations is calculated as set out below:

	2009 £ million	2008 £ million
Profit for the year from continuing operations	**156.7**	209.7
(Profit)/loss attributable to minority interests	**(0.9)**	0.7
Basic and diluted profit from continuing operations	**155.8**	210.4

10 Earnings per share continued

In order to appreciate the effects on the reported performance of intangible amortisation, goodwill impairment, exceptional items and the elements of deferred consideration on Earth & Environmental acquisitions which are reported within EBIT, additional calculations of earnings per share are presented.

	2009			2008		
	Earnings £ million	**Weighted average shares number million**	**Earnings per share pence**	Earnings £ million	Weighted average shares number million	Earnings per share pence
Basic earnings from continuing operations	**155.8**	**327.0**	**47.6**	210.4	326.3	64.5
Exceptional items (post-tax)	**(14.1)**	**–**	**(4.3)**	(71.8)	–	(22.0)
Amortisation and impairment (post-tax)	**11.0**	**–**	**3.4**	6.2	–	1.9
Deferred consideration (post-tax)	**3.7**	**–**	**1.1**	2.1	–	0.6
Basic earnings from continuing operations before amortisation, impairment, deferred consideration and exceptional items	**156.4**	**327.0**	**47.8**	146.9	326.3	45.0
Share options	**–**	**1.2**	**(0.1)**	–	1.5	(0.2)
Employee share and incentive schemes	**–**	**5.3**	**(0.8)**	–	5.7	(0.8)
Diluted earnings from continuing operations before amortisation, impairment, deferred consideration and exceptional items	**156.4**	**333.5**	**46.9**	146.9	333.5	44.0

Introduction Strategy Sustainability Performance Governance Financials

11 Property, plant and equipment

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Cost:			
As at 1 January 2009	23.5	130.8	154.3
Exchange and other movements	(0.3)	(2.7)	(3.0)
Acquired through business combinations	–	3.1	3.1
Additions	3.2	6.1	9.3
Disposals	(3.8)	(7.2)	(11.0)
Disposal of businesses	(0.1)	(0.4)	(0.5)
Reclassification	0.8	(5.4)	(4.6)
As at 31 December 2009	**23.3**	**124.3**	**147.6**
Depreciation:			
As at 1 January 2009	11.2	92.5	103.7
Exchange and other movements	(0.3)	(1.5)	(1.8)
Provided during the year	2.1	11.8	13.9
Disposals	(1.2)	(6.4)	(7.6)
Disposal of businesses	–	(0.2)	(0.2)
Reclassification	0.1	(4.6)	(4.5)
As at 31 December 2009	**11.9**	**91.6**	**103.5**
Cost:			
As at 1 January 2008	22.7	108.8	131.5
Exchange and other movements	7.7	46.2	53.9
Acquired through business combinations	0.9	6.7	7.6
Additions	3.4	17.3	20.7
Disposals	(10.3)	(15.1)	(25.4)
Disposal of businesses	–	(34.0)	(34.0)
Reclassification	(0.9)	0.9	–
As at 31 December 2008	23.5	130.8	154.3
Depreciation:			
As at 1 January 2008	4.6	69.3	73.9
Exchange and other movements	6.9	41.3	48.2
Acquired through business combinations	0.6	3.7	4.3
Provided during the year	2.1	17.1	19.2
Disposals	(3.2)	(11.8)	(15.0)
Disposal of businesses	–	(26.9)	(26.9)
Reclassification	0.2	(0.2)	–
As at 31 December 2008	11.2	92.5	103.7
Net book value:			
As at 31 December 2009	**11.4**	**32.7**	**44.1**
As at 31 December 2008	12.3	38.3	50.6
As at 1 January 2008	18.1	39.5	57.6

11 Property, plant and equipment continued

	2009 £ million	2008 £ million
The net book value of land and buildings comprised:		
Freehold	**5.7**	7.2
Long leasehold	**0.2**	0.5
Short leasehold	**5.5**	4.6
	11.4	12.3

12 Intangible assets

	Goodwill £ million	Software £ million	Other £ million	Total £ million
Cost:				
As at 1 January 2009	380.2	7.9	57.6	445.7
Exchange and other movements	1.2	–	(2.8)	(1.6)
Acquired through business combinations	57.6	0.2	19.8	77.6
Additions	–	5.6	0.1	5.7
Disposals	–	(0.3)	(0.1)	(0.4)
Disposal of businesses	–	–	(0.1)	(0.1)
Reclassification	–	4.5	0.1	4.6
As at 31 December 2009	**439.0**	**17.9**	**74.6**	**531.5**
Amortisation:				
As at 1 January 2009	34.7	5.3	17.6	57.6
Exchange and other movements	1.2	0.1	(1.6)	(0.3)
Provided during the year	1.3	1.3	13.1	15.7
Disposals	–	(0.3)	(0.1)	(0.4)
Reclassification	–	4.6	(0.1)	4.5
As at 31 December 2009	**37.2**	**11.0**	**28.9**	**77.1**
Cost:				
As at 1 January 2008	245.4	5.9	13.0	264.3
Exchange and other movements	50.1	1.1	8.2	59.4
Acquired through business combinations	84.7	–	36.4	121.1
Additions	–	0.9	–	0.9
As at 31 December 2008	380.2	7.9	57.6	445.7
Amortisation:				
As at 1 January 2008	30.0	4.2	6.3	40.5
Exchange and other movements	4.7	0.8	2.4	7.9
Provided during the year	–	0.3	8.9	9.2
As at 31 December 2008	34.7	5.3	17.6	57.6
Net book value:				
As at 31 December 2009	**401.8**	**6.9**	**45.7**	**454.4**
As at 31 December 2008	345.5	2.6	40.0	388.1
As at 1 January 2008	215.4	1.7	6.7	223.8

12 Intangible assets continued

The net book value of other intangible assets is analysed as follows:

	2009 £ million	2008 £ million
Brand/trademarks	**13.0**	10.7
Order backlog	**2.3**	2.9
Non-compete agreement	**1.7**	2.0
Customer relationships	**22.6**	23.8
Licences	**5.6**	–
Other	**0.5**	0.6
	45.7	40.0

The group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist. Goodwill arising on the acquisition of GRD Limited has not been tested in 2009 due to the proximity of the acquisition to 31 December 2009.

The group has six acquired cash generating units ('CGUs') with material unamortised goodwill as set out in the table below. This is the lowest level at which goodwill is monitored by management. Unamortised goodwill in the table below may differ from that disclosed in note 24 due to exchange movements between the date of acquisition and 31 December 2009. The recoverable amount of the CGU has been based on value-in-use calculations. These calculations use cash flow projections included in the financial budgets approved by management covering a two year period and pre-tax discount rates as set out in the table below. Given the current market conditions, management believe that the discount rates chosen are conservative. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the two year period include two per cent growth per annum (2008: two per cent), which is in line with long-term average growth rate for the regions in which the CGUs operate. The value-in-use has been compared to the carrying value for each CGU and an impairment charge of £1.3 million was identified and charged in the year in respect of Bower Damberger Rolseth Engineering Limited. No impairment is required nor has been charged in respect of the other acquisitions.

The financial budgets are developed using an assumed workload and margin for the following year. Workload is underpinned by a secured order book for each CGU, and order book remains strong at £3.2 billion as at 31 December 2009. The margin selected is based on management's review of the margins on orders received and from the results of Operational Excellence. The group remains firmly on track to deliver its margin target of 8.5 per cent for 2010.

A sensitivity analysis has been performed, at the individual CGU level, in order to review the impact of changes in key assumptions. For example, a 10 per cent decrease in volume, with all other assumptions held constant, or a one per cent decrease in margin, with all other assumptions held constant did not identify any further material impairments. Similarly, zero growth after the initial two year period, with all other assumptions held constant or a one per cent increase in discount rate did not identify any further material impairments.

	Unamortised goodwill 2009 £ million	Unamortised goodwill 2008 £ million	Pre-tax discount rate 2009 per cent	Pre-tax discount rate 2008 per cent
AGRA Inc	**178.4**	172.4	**14.5**	12.6
Bower Damberger Rolseth Engineering Limited	**25.6**	32.8	**12.5**	12.9
Geomatrix Consultants Inc	**31.0**	35.3	**14.3**	14.4
GRD Limited	**53.3**	–	**N/A**	N/A
NNC Holdings Limited	**35.3**	35.0	**12.3**	13.8
Rider Hunt International Limited	**13.6**	13.5	**12.0**	12.6

13 Interests in joint ventures and other investments

	Joint ventures £ million	Other investments £ million
Net book value:		
As at 1 January 2009	29.4	1.0
Exchange and other movements	(1.0)	–
Acquired through business combinations	24.8	–
Additions	4.7	–
Disposals	–	(0.7)
Net movements in share of reserves	12.1	–
Dividends received	(9.0)	–
As at 31 December 2009	**61.0**	**0.3**
As at 1 January 2008	22.7	0.8
Exchange and other movements	2.1	0.2
Additions	5.2	–
Dividends received	(0.6)	–
As at 31 December 2008	29.4	1.0

Principal group companies are listed on page 114.

Other investments are all classified as available-for-sale financial assets.

An analysis of the group's interests in the assets and liabilities of joint ventures is as follows:

	2009 £ million	2008 £ million
Current assets	**56.6**	48.5
Non-current assets	**355.7**	198.1
Current liabilities	**(53.3)**	(62.5)
Non-current liabilities	**(301.8)**	(154.7)
Group share of net assets	**57.2**	29.4
Fair value adjustment	**3.8**	–
Interests in joint ventures	**61.0**	29.4

The net book value of joint ventures of £61.0 million as at 31 December 2009 includes a fair value adjustment on acquisition of £3.8 million in addition to the group share of joint ventures' net assets of £57.2 million.

An analysis of the group's share of the revenue and expenses of joint ventures is as follows:

	2009 £ million	2008 £ million
Revenue	**104.6**	60.1
Expenses	**(87.2)**	(58.7)
Share of profit before tax	**17.4**	1.4
Tax	**(5.3)**	(1.4)
Share of post-tax results	**12.1**	–

Guarantees and commitments in respect of joint ventures are set out in note 27.

13 Interest in joint ventures, associates and other investments continued

PPP service concessions

Details of the PPP service concessions are as follows:

		Financial close	Equity stake	Concession period	Net equity invested	Equity committed
Transport	A13 Thames Gateway	2000	25%	30 years	–*	–
	Incheon Bridge, Korea	2005	23%	30 years	£15.5m	£0.2m
Waste Management	Lancashire Waste Project	2007	50%	25 years	£24.8m	–

*The net equity invested in A13 Thames Gateway was written down in a previous period from £5.9 million to £nil.

14 Retirement benefit assets and liabilities

The group operates a number of pension schemes for UK and overseas employees. Substantially all UK members are in funded defined benefit schemes, with the main schemes being the AMEC Staff Pension Scheme and the AMEC Executive Pension Scheme. The majority of overseas members are in defined contribution schemes. Contributions by the group into defined contribution schemes are disclosed in note 6.

Defined benefit schemes

The valuations used have been based on the most recent valuation of the two major UK schemes as at 1 April 2008 and updated by the schemes' actuaries for the requirement to assess the present value of the liabilities of the schemes as at 31 December 2009. The assets of the schemes are stated at their aggregate market value as at 31 December.

The principal assumptions made by the actuaries in relation to the main UK schemes are as follows:

	31 December 2009 Per cent	31 December 2008 Per cent	1 January 2008 Per cent
Rate of discount	**5.7**	6.0	5.7
Rate of inflation	**3.6**	2.8	3.2
Rate of increase in salaries	**4.6**	3.8	4.2
Rate of increase in pensions in payment (future/past service)	**2.4/3.6**	2.5/2.8	3.2/3.2
Expected rate of return on scheme assets:			
Equities	**7.9**	7.3	8.1
Bonds	**5.7**	6.0	5.7
Gilts	**4.4**	3.8	4.6
Property	**6.4**	5.8	6.6

For the main UK pension schemes, the assumed life expectancy is as follows:

	Male years	Female years
Member aged 65 (current life expectancy)	21.3	23.6
Member aged 45 (life expectancy at 65)	23.2	25.5

The assumptions used by the actuaries are the best estimates chosen from a range of possible actuarial assumptions, which, due to the timescale covered, may not necessarily be borne out in practice.

To develop the expected long-term rate of return on assets assumption, the company considered the current level of expected returns on risk free investments (primarily government bonds), the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets for the portfolio. This resulted in the selection of the 6.16 per cent assumption as at 31 December 2009.

14 Retirement benefit assets and liabilities continued

The amounts recognised in the balance sheet are as follows:

	31 December 2009 £ million	31 December 2008 (restated) £ million	1 January 2008 (restated) £ million
Retirement benefit assets	**26.8**	165.7	248.0
Retirement benefit liabilities	**(30.9)**	(9.5)	(11.3)
Retirement benefit net (liability)/assets	**(4.1)**	156.2	236.7

The retirement benefit liabilities of £30.9 million (2008: £9.5 million) reflect primarily the deficits on the overseas schemes.

The major categories of scheme assets as a percentage of total scheme assets are as follows:

	31 December 2009 Per cent	31 December 2008 Per cent
Equities	**37.4**	30.6
Bonds (including gilts)	**56.5**	60.1
Property	**5.8**	8.3
Other	**0.3**	1.0
	100.0	100.0

The amounts recognised in the income statement are as follows:

	2009 £ million	2008 £ million
Current service cost	**11.5**	12.5
Interest cost	**64.1**	61.1
Expected return on scheme assets	**(69.0)**	(79.5)
Total amount recognised in the income statement and included within staff costs (note 6)	**6.6**	(5.9)
The total amount is recognised in the income statement as follows:		
Cost of sales	**7.4**	4.0
Administrative expenses	**(0.8)**	(9.9)
Total amount recognised in the income statement	**6.6**	(5.9)

Changes in the present value of the defined benefit liability are as follows:

	2009 £ million	2008 £ million
As at 1 January	**1,064.9**	1,090.9
Exchange movements	**2.6**	1.2
Current service cost	**11.5**	12.5
Interest cost	**64.1**	61.1
Plan participants' contributions	**7.2**	7.2
Actuarial losses/(gains)	**228.3**	(57.0)
Transfer from trade and other payables	**1.3**	–
Benefits paid	**(52.2)**	(51.0)
As at 31 December	**1,327.7**	1,064.9

During the year, a liability of £1.3 million in respect of a small overseas post-retirement health scheme was reclassified from trade and other payables to retirement benefit liabilities.

14 Retirement benefit assets and liabilities continued

Changes in the fair value of scheme assets are as follows:

	2009 £ million	2008 £ million
As at 1 January	**1,221.1**	1,327.6
Exchange movements	**2.1**	1.6
Expected return on plan assets	**69.0**	79.5
Actuarial gains/(losses)	**58.4**	(170.1)
Employer contributions	**17.8**	26.3
Plan participants' contributions	**7.2**	7.2
Benefits paid	**(52.0)**	(51.0)
As at 31 December	**1,323.6**	1,221.1

The movement in the scheme net (liability)/asset during the year is as follows:

	2009 £ million	2008 £ million
Scheme net asset as at 1 January	**156.2**	236.7
Exchange movements	**(0.5)**	0.4
Total (charge)/credit as above	**(6.6)**	5.9
Employer contributions	**17.8**	26.3
Benefits paid	**0.2**	–
Actuarial losses recognised in reserves	**(169.9)**	(113.1)
Transfer from trade and other payables	**(1.3)**	–
Scheme net (liability)/asset as at 31 December	**(4.1)**	156.2

Net benefits paid relate to small unfunded post-retirement benefit arrangements.

Cumulative actuarial gains and losses recognised in equity are as follows:

	2009 £ million	2008 £ million
As at 1 January	**(90.9)**	22.2
Net actuarial losses recognised in the year	**(169.9)**	(113.1)
As at 31 December	**(260.8)**	(90.9)

The actual return on scheme assets is as follows:

	2009 £ million	2008 £ million
Actual return on scheme assets	**127.4**	(90.6)

14 Retirement benefit assets and liabilities continued

The history of experience gains and losses has been as follows:

	2009	2008	2007	2006	2005
Defined benefit obligation as at 31 December (£ million)	**(1,327.7)**	(1,064.9)	(1,090.9)	(1,150.5)	(1,270.1)
Fair value of assets as at 31 December (£ million)	**1,323.6**	1,221.1	1,327.6	1,243.1	1,288.6
(Deficit)/surplus (£ million)	**(4.1)**	156.2	236.7	92.6	18.5
Difference between expected and actual return on scheme assets (£ million)	**58.4**	(170.1)	(4.6)	3.9	130.8
Percentage of scheme assets	**4.4**	(13.9)	(0.3)	0.3	10.2
Experience gains and losses on scheme liabilities (£ million)	**8.3**	5.6	3.5	–	(27.3)
Percentage of scheme liabilities	**0.6**	0.5	0.3	–	(2.1)

Contributions

The group expects to contribute £20 million to its defined benefit pension schemes in 2010. This includes special contributions of £5 million.

15 Deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Recognised deferred tax assets and liabilities

	Assets			Liabilities		
	31 December 2009 £ million	31 December 2008 (restated) £ million	1 January 2008 (restated) £ million	**31 December 2009 £ million**	31 December 2008 (restated) £ million	1 January 2008 (restated) £ million
Property, plant and equipment	**16.4**	17.7	14.2	**(1.8)**	(1.7)	(0.4)
Intangible assets	**–**	0.1	–	**(11.9)**	(12.9)	(1.9)
Retirement benefits	**6.8**	2.1	4.1	**(8.3)**	(58.0)	(86.9)
Derivative financial instruments	**2.5**	4.6	0.9	**(1.0)**	–	(0.3)
Provisions	**53.8**	42.6	15.3	**–**	–	–
Employee share schemes	**5.5**	3.9	17.8	**–**	–	–
Other items	**2.2**	0.7	11.4	**(7.6)**	(9.3)	(3.5)
Tax losses carried forward	**11.8**	3.8	1.5	**–**	–	–
Deferred tax assets/(liabilities)	**99.0**	75.5	65.2	**(30.6)**	(81.9)	(93.0)
Offset of deferred tax assets and liabilities relating to income tax levied by the same taxation authority	**(30.6)**	(50.6)	(44.4)	**30.6**	50.6	44.4
Net deferred tax assets/(liabilities)	**68.4**	24.9	20.8	**–**	(31.3)	(48.6)

15 Deferred tax assets and liabilities continued

Recognised deferred tax assets and liabilities

	Net		
	31 December 2009 £ million	31 December 2008 (restated) £ million	1 January 2008 (restated) £ million
Property, plant and equipment	**14.6**	16.0	13.8
Intangible assets	**(11.9)**	(12.8)	(1.9)
Retirement benefits	**(1.5)**	(55.9)	(82.8)
Derivative financial instruments	**1.5**	4.6	0.6
Provisions	**53.8**	42.6	15.3
Employee share schemes	**5.5**	3.9	17.8
Other items	**(5.4)**	(8.6)	7.9
Tax losses carried forward	**11.8**	3.8	1.5
Net deferred tax assets/(liabilities)	**68.4**	(6.4)	(27.8)

Movements in deferred tax assets and liabilities during the year

	As at 1 January 2009 (restated) £ million	Exchange and other movements £ million	Acquisitions £ million	Recognised in income £ million	Recognised in equity £ million	**As at 31 December 2009 £ million**
Property, plant and equipment	16.0	0.1	0.4	(1.9)	–	**14.6**
Intangible assets	(12.8)	0.6	(3.9)	4.2	–	**(11.9)**
Retirement benefits	(55.9)	0.3	1.1	(4.0)	57.0	**(1.5)**
Derivative financial instruments	4.6	–	–	(0.9)	(2.2)	**1.5**
Provisions	42.6	(0.6)	6.6	5.2	–	**53.8**
Employee share schemes	3.9	–	–	1.1	0.5	**5.5**
Other items	(8.6)	(0.3)	0.2	3.3	–	**(5.4)**
Tax losses carried forward	3.8	(0.3)	–	8.3	–	**11.8**
	(6.4)	(0.2)	4.4	15.3	55.3	**68.4**

	As at 1 January 2008 (restated) £ million	Exchange and other movements £ million	Acquisitions £ million	Recognised in income (restated) £ million	Recognised in equity (restated) £ million	As at 31 December 2008 (restated) £ million
Property, plant and equipment	13.8	0.1	–	2.1	–	16.0
Intangible assets	(1.9)	0.2	(15.7)	4.6	–	(12.8)
Retirement benefits	(82.8)	0.2	–	(12.4)	39.1	(55.9)
Derivative financial instruments	0.6	–	–	0.3	3.7	4.6
Provisions	15.3	5.9	0.1	21.3	–	42.6
Employee share schemes	17.8	–	–	(1.5)	(12.4)	3.9
Other items	7.9	(0.8)	3.2	(18.9)	–	(8.6)
Tax losses carried forward	1.5	0.4	–	1.9	–	3.8
	(27.8)	6.0	(12.4)	(2.6)	30.4	(6.4)

The deferred tax credit of £15.3 million (2008: charge of £2.6 million) recognised in income consists of a credit of £2.9 million (2008: charge of £2.0 million) relating to continuing operations and a credit of £12.4 million (2008: charge of £0.6 million) in respect of discontinued operations.

Factors affecting the tax charge in future years

There are a number of factors that may affect the group's future tax charge including the resolution of open issues with tax authorities, corporate acquisitions and disposals, the use of brought-forward losses and changes in tax legislation and tax rates.

15 Deferred tax assets and liabilities continued

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	31 December 2009 £ million	31 December 2008 £ million	1 January 2008 £ million
Deductible temporary differences	**17.0**	29.5	34.4
Tax losses	**72.5**	39.9	45.8
	89.5	69.4	80.2

There are tax losses of £7.7 million arising in the US, all of which expire in 2024.

The other tax losses and deductible temporary differences not recognised by the group do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profits will be available against which the group can utilise these assets.

Unrecognised deferred tax liabilities

No deferred tax liability has been recognised in respect of £336.0 million of unremitted earnings of subsidiaries, associates and joint ventures because the group is in a position to control the timing of the reversal of the temporary difference and it is not probable that such differences will reverse in the foreseeable future.

The amount of unrecognised deferred tax liabilities in respect of these unremitted earnings is estimated to be £17.2 million.

16 Inventories

	2009 £ million	2008 £ million
Development land and work in progress	**4.8**	5.3
Raw materials and consumables	**0.6**	1.2
Other work in progress	**–**	5.2
	5.4	11.7

17 Current trade and other receivables

	2009 £ million	2008 £ million
Amounts expected to be recovered within one year:		
Gross amounts due from customers	**187.6**	228.6
Trade receivables	**270.3**	388.0
Amounts owed by joint ventures	**13.5**	2.5
Other receivables	**11.8**	18.0
Prepayments and accrued income	**26.8**	28.1
	510.0	665.2
Amounts expected to be recovered after more than one year:		
Trade receivables	**9.6**	7.5
Amounts owed by joint ventures	**0.3**	2.5
Other receivables	**0.3**	0.8
	10.2	10.8
	520.2	676.0

Trade receivables expected to be recovered within one year include retentions of £12.8 million (2008: £21.5 million) relating to contracts in progress. Trade receivables expected to be recovered after more than one year include retentions of £8.9 million (2008: £7.5 million) relating to contracts in progress.

17 Current trade and other receivables continued

The aggregate amount of costs incurred plus recognised profits (less recognised losses) for all contracts in progress for continuing businesses at the balance sheet date was £4,129.0 million (2008: £6,520.9 million).

Trade receivables, amounts owed by joint ventures and other receivables are classified as loans and receivables.

18 Current trade and other payables

	31 December 2009 £ million	31 December 2008 (restated) £ million	1 January 2008 (restated) £ million
Amounts expected to be settled within one year:			
Trade payables	**308.2**	405.6	376.4
Gross amounts due to customers	**44.1**	58.4	56.1
Amounts owed to joint ventures	**–**	0.9	0.3
Other taxation and social security costs	**30.7**	26.0	35.2
Other payables	**96.5**	113.9	75.2
Accruals and deferred income	**94.3**	98.4	77.0
Dividends	**0.2**	0.2	0.4
	574.0	703.4	620.6
Amounts expected to be settled after more than one year:			
Trade payables	**0.9**	0.5	2.0
Other payables	**3.7**	0.1	3.7
Accruals and deferred income	**0.7**	1.2	0.1
	5.3	1.8	5.8
	579.3	705.2	626.4

Gross amounts due to customers includes advances received of £12.0 million (2008: £25.4 million, 2007: £42.6 million).

Trade payables, amounts owed to joint ventures, other taxation and social security costs, other payables and dividends are classified as other financial liabilities.

19 Financial instruments

Details of the group's financial risk management objectives and policies, together with its policies for hedging are provided in the business and financial review on pages 33 and 34.

Hedging of interest rate risk

The group remained in a net cash position throughout the year. As a result, long-term interest rate hedging (for periods beyond three to six months) is not considered appropriate.

Hedging of foreign currency risk – cash flow hedges

The group looks to mitigate the foreign exchange risk typically arising where contracts are awarded in, or involve costs, in non-local currency. Forward foreign exchange contracts and foreign exchange swaps are used for this purpose and are designated as cash flow hedges. The notional contract amount, carrying amount and fair values of forward contracts and swaps designated as cash flow hedges are as follows:

	2009 Notional contract amount £ million	2008 Notional contract amount £ million	2009 Carrying amount and fair value £ million	2008 Carrying amount and fair value £ million
Current assets	**22.3**	10.5	**0.8**	2.2
Current liabilities	**39.9**	67.4	**(5.3)**	(13.2)
	62.2	77.9	**(4.5)**	(11.0)

19 Financial instruments continued

The following tables indicate the periods in which the cash flows associated with the forward foreign exchange contracts designated as cash flow hedges are expected to occur and the periods in which they are expected to impact profit or loss:

2009	Carrying amount £ million	Expected cash flows £ million	6 months or less £ million	6-12 months £ million	1-2 years £ million	2-5 years £ million	More than 5 years £ million
Forward exchange contracts							
Assets	**0.8**	**22.3**	**13.3**	**6.7**	**1.1**	**1.2**	**–**
Liabilities	**(5.3)**	**39.9**	**16.5**	**4.6**	**9.7**	**9.1**	**–**
	(4.5)	**62.2**	**29.8**	**11.3**	**10.8**	**10.3**	**–**

2008	Carrying amount £ million	Expected cash flows £ million	6 months or less £ million	6-12 months £ million	1-2 years £ million	2-5 years £ million	More than 5 years £ million
Forward exchange contracts							
Assets	2.2	10.5	2.8	1.9	3.5	2.3	–
Liabilities	(13.2)	67.4	22.9	13.1	12.5	18.9	–
	(11.0)	77.9	25.7	15.0	16.0	21.2	–

Certain forward foreign exchange contracts and foreign exchange swaps are not designated as cash flow hedges and changes in their fair value are recognised through the income statement. The notional contract amount, carrying amount and fair values of these forward contracts and swaps are as follows:

	2009 Notional contract amount £ million	2008 Notional contract amount £ million	2009 Carrying amount and fair value £ million	2008 Carrying amount and fair value £ million
Current assets	**58.8**	108.6	**1.0**	7.4
Current liabilities	**11.2**	28.4	**(0.2)**	(1.6)
	70.0	137.0	**0.8**	5.8

Hedging of foreign currency risk – net investment hedges

The group uses forward foreign exchange contracts and currency interest rate swaps which have been designated as hedges of the net investments in subsidiaries in Canada and the US. The notional contract amount, carrying amount and fair values of swaps designated as net investment hedges are as follows:

	2009 Notional contract amount £ million	2008 Notional contract amount £ million	2009 Carrying amount and fair value £ million	2008 Carrying amount and fair value £ million
Non-current assets	**22.3**	–	**1.4**	–
Current liabilities	**25.4**	25.3	**(5.1)**	(6.4)
Non-current liabilities	**148.6**	174.0	**(22.3)**	(33.9)
	196.3	199.3	**(26.0)**	(40.3)

A net foreign exchange gain for the year of £11.6 million (2008: loss of £38.6 million) was recognised in the translation reserve in respect of these forward foreign exchange contracts and swaps.

The investment hedging policy was changed in 2009 to cease translation hedging for core assets of the business. As a result of this change in policy, existing hedging contracts will not be replaced as they mature.

19 Financial instruments continued

Interest rate risk – contractual maturity and effective interest rates

In respect of interest-earning financial assets and interest-bearing financial liabilities, the following table indicates their effective interest rates at the balance sheet date and the periods in which they mature:

			2009
	Effective interest rate Per cent	**Total £ million**	**6 months or less £ million**
Short-term investments	**0.59**	**130.7**	**130.7**
Cash and cash equivalents	**0.38**	**612.0**	**612.0**
		742.7	**742.7**

			2008
	Effective interest rate Per cent	Total £ million	6 months or less £ million
Cash and cash equivalents	2.3	764.6	764.6
Unsecured bank loans:			
Sterling fixed rate loan	7.2	(0.1)	(0.1)
		764.5	764.5

Currency risk

The group publishes its consolidated accounts in Sterling. It conducts business in a range of currencies, including Canadian and US dollars and currencies linked to the US dollar. As a result, the group is exposed to foreign exchange risks, which will affect transaction costs and the translation results and value of underlying assets of its foreign subsidiaries.

The group hedges its material transaction related exposures. With respect to translation exposure, the group does not hedge the profits generated in non-Sterling currencies but does hedge a proportion of assets denominated in foreign currencies.

The impact of a 10 per cent movement in the average Sterling/Canadian dollar and Sterling/US dollar rates on post-tax profit for 2009 is £13.0 million (2008: £10.0 million). The impact of a 10 per cent movement in the closing rates on equity for 2009 is £40.1 million (2008: £22.8 million).

Credit risk

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments recorded in the balance sheet.

The ageing of trade receivables at the year end was:

	Gross receivables 2009 £ million	**Impairment 2009 £ million**	Gross receivables 2008 £ million	Impairment 2008 £ million
Not past due	**177.6**	**(1.0)**	171.7	(1.6)
Past due 0-30 days	**45.7**	**(0.2)**	109.1	(2.5)
Past due 31-120 days	**23.7**	**(1.2)**	47.2	(2.7)
Past due 121-365 days	**12.5**	**(6.5)**	54.1	(10.0)
More than one year	**18.6**	**(11.0)**	11.0	(9.8)
	278.1	**(19.9)**	393.1	(26.6)

The above analysis excludes retentions relating to contracts in progress of £12.8 million (2008: £21.5 million) expected to be recovered within one year and £8.9 million (2008: £7.5 million) expected to be recovered after one year. Net receivables as at 31 December 2009 include £7.6 million (2008: £1.2 million) in respect of amounts overdue by more than one year. The group believes there is no material exposure in respect of these balances.

19 Financial instruments continued

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

	2009 £ million	2008 £ million
As at 1 January	**(26.6)**	(20.0)
Exchange movements	**0.4**	(4.9)
Additional impairment allowance charged	**6.3**	(1.7)
As at 31 December	**(19.9)**	(26.6)

Based on past experience, the group believes that no material impairment allowance is necessary in respect of trade receivables not past due.

Trade receivable exposures are typically with large companies and government backed organisations, and the credit ratings of these organisations are monitored. Credit risks are minimised through the use of letters of credit, parent company guarantees, insurance instruments and forward funding where achievable.

The group's most significant customer is ExxonMobil, which in 2009 accounted for around 15 per cent of continuing revenues.

Cash deposits and financial transactions give rise to credit risk in the event that counterparties fail to perform under the contract. AMEC manages these risks by ensuring that surplus funds are placed with a diversified range of 25-30 mainstream banks and with each counterparty up to a pre-approved limit. These limits are set at prudent levels by the board, are based primarily on credit ratings set by Moody's, Standard & Poors and Fitch and have been reviewed in light of the recent market turbulence.

The group treasury department monitors counterparty exposure on a global basis to avoid over concentration of exposure to any one counterparty.

Fair values

The fair values together with the carrying amounts shown in the balance sheet are as follows:

	Carrying amount 2009 £ million	Carrying amount 2008 £ million	Fair value 2009 £ million	Fair value 2008 £ million
Current trade and other receivables	**305.8**	419.3	**305.8**	419.3
Forward foreign exchange contracts and foreign exchange swaps:				
Assets	**3.2**	9.6	**3.2**	9.6
Liabilities	**(32.9)**	(55.1)	**(32.9)**	(55.1)
Short-term investments	**130.7**	–	**130.7**	–
Cash and cash equivalents	**612.0**	764.6	**612.0**	764.6
Unsecured bank loans	**–**	(0.1)	**–**	(0.1)
Non-current trade and other payables	**(16.3)**	(28.3)	**(16.3)**	(28.3)
Current trade and other payables	**(440.2)**	(547.2)	**(440.2)**	(547.2)

Fair values are determined as follows:

Trade and other receivables and payables, cash and cash equivalents and short-term investments are valued at their amortised cost, which are deemed to reflect fair value.

The fair value of interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract and using market interest rates.

The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk free interest rate.

Bank loans and bonds are valued based on discounted expected future principal and interest cash flows.

20 Non-current trade and other payables

	2009 £ million	2008 £ million
Other payables	**16.3**	28.3

Other payables represents the amount of deferred consideration on acquisitions payable in more than one year.

21 Provisions

	Litigation settlement and future legal costs £ million	Indemnities granted and retained obligations on disposed businesses £ million	Insurance £ million	Onerous property contracts £ million	Total £ million
As at 1 January 2009	65.3	87.9	41.3	9.8	204.3
Exchange movements	(3.7)	(4.5)	–	–	(8.2)
Transfer from trade and other payables	7.8	–	–	–	7.8
Utilised	(15.0)	(7.6)	–	–	(22.6)
Charged/(credited) to the income statement:					
Additional provisions	7.0	11.6	2.1	0.1	20.8
Unused amounts reversed	(7.6)	(12.5)	(1.1)	(2.2)	(23.4)
Acquired through business combinations	–	–	–	1.7	1.7
As at 31 December 2009	**53.8**	**74.9**	**42.3**	**9.4**	**180.4**

Provision was made during 2006 and prior for the estimated litigation, settlement and future legal costs in connection with the group's ongoing major litigation – major contingent liabilities are discussed in more detail in note 27.

The provision for indemnities relates to the indemnification of the purchasers of SPIE in 2006, purchasers of the Built Environment businesses and other peripheral businesses in 2007, and to the Wind Developments business which was sold in 2008.

The insurance provision relates to the potential liabilities in the group's captive insurance entity and provisions in relation to risks associated with insurance claims.

Future outflows in respect of the onerous property contracts are expected to occur over the next several years. Due to the nature of the other liabilities, the timing of any potential future outflows is uncertain.

22 Share capital and reserves

Movements in share capital and reserves are shown in the consolidated statement of changes in equity on pages 61 and 62.

Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

The translation reserve comprises all foreign exchange differences arising from the translation of the accounts of foreign operations, as well as from the translation of liabilities and the cumulative net change in the fair value of instruments that hedge the company's net investment in foreign subsidiaries.

The group has acquired 855,349 shares (2008: 3,200,000) during the year which are held in treasury. During the year 350,228 shares (2008: 1,347,048) were transferred to share scheme participants leaving a balance held in treasury as at 31 December 2009 of 6,126,873 shares (2008: 5,621,752). £48.5 million (2008: £43.3 million) has been deducted from equity in respect of these shares.

A qualifying share ownership trust ('the Quest') was established on 26 August 1999. The Quest holds shares issued by the company in connection with the savings related share option scheme. There was no activity in the Quest during 2009 or 2008.

As at 31 December 2009 the Quest held 259 (2008: 259) shares.

Introduction Strategy Sustainability Performance Governance **Financials**

22 Share capital and reserves continued

Share capital

The authorised share capital of the company is £350.0 million (2008: £350.0 million). This comprises 700 million (2008: 700 million) ordinary shares of 50 pence each. All the ordinary shares rank parri passu in all respects. To the company's knowledge and belief, there are no restrictions on the transfer of shares in the company or on voting rights between holders of shares.

	2009 £ million	2008 £ million
Allotted, called up and fully paid ordinary shares of 50 pence each	**169.0**	169.0

The movement in issued share capital was as follows:

	Number	£ million
As at 1 January 2008	337,478,285	168.7
Exercise of executive share options	19,543	–
Exercise of savings related share options	468,043	0.3
As at 31 December 2008 and 31 December 2009	**337,965,871**	**169.0**

The company did not issue any ordinary shares during 2009.

Share-based payments

Offers are made periodically in certain countries under the UK and International Savings Related Share Option Schemes which are open to all employees in those countries who meet minimum service criteria. Grants of share options are made to participating employees that entitle them to buy shares in the company normally after three years at up to 20 per cent discount to the market price of the shares at the time of offer. In the US, to conform with the relevant tax rules, options are granted at a maximum discount of 15 per cent to the share price at the time of grant and are normally exercisable after two years. In certain countries, awards take the form of cash-settled stock appreciation rights.

Under the Performance Share Plan, annual awards are made to directors and selected senior employees of restricted shares that are subject to both market and non-market based conditions calculated over a three-year period. During 2008, one-off awards were made under the Transformation Incentive Plan that are subject to non-market based conditions related to 2010 performance. Detailed terms of these plans are included in the remuneration report on pages 50 and 51.

The Company has a second scheme in place, the Executive Share Option Scheme. AMEC's policy is to grant share options under this scheme only selectively and in exceptional circumstances such as recruitment. No awards have been made under this scheme since 2004.

The share-based payment arrangements operated by the group are predominantly equity-settled and, other than in defined good leaver circumstances, require participants to be still in employment with the group at the time of vesting.

The number and weighted average exercise price of share options under the Savings Related Share Option Scheme and the Executive Share Option Scheme are as follows:

	Weighted average exercise price 2009 pence	**Number of options 2009**	Weighted average exercise price 2008 pence	Number of options 2008
Outstanding on 1 January	**526**	**5,823,721**	421	7,196,033
Lapsed/cancelled	**560**	**(679,848)**	354	(2,434,504)
Exercised	**317**	**(352,387)**	278	(1,825,034)
Granted	**610**	**1,384,688**	485	2,887,226
Outstanding on 31 December	**553**	**6,176,174**	526	5,823,721
Exercisable on 31 December	**549**	**84,535**	278	319,751

Options were exercised on a regular basis during the year, and the average share price for the year was 678 pence (2008: 713 pence).

22 Share capital and reserves continued

Options outstanding on 31 December 2009 have weighted average remaining contractual lives as follows:

	Weighted average remaining contractual life 2009 (years)	**Number of options 2009**	Weighted average remaining contractual life 2008 (years)	Number of options 2008
200.00 pence to 299.99 pence	**–**	**–**	–	319,751
300.00 pence to 399.99 pence	**0.1**	**414,726**	0.2	455,168
500.00 pence to 599.99 pence	**1.1**	**4,226,026**	2.1	4,808,053
600.00 pence to 699.99 pence	**0.6**	**1,248,736**	–	–
Over 700.00 pence	**–**	**286,686**	0.1	240,749
		6,176,174		5,823,721

Share awards granted during the year under the Performance Share Plan were as follows:

	Weighted average fair value 2009 pence	**Number of shares 2009**	Weighted average fair value 2008 pence	Number of shares 2008
Share awards granted during the year	**377**	**1,774,607**	501	1,244,844

The fair value of services received in return for share options granted and shares awarded are measured by reference to the fair value of those instruments. For grants in either the current or preceding year, the pricing models used and inputs (on a weighted average basis where appropriate) into those models are as follows:

	Savings Related Share Option Scheme (Black-Scholes model)		Performance Share Plan (Monte Carlo model)		Transformation Incentive Plan (Black-Scholes model)
	2009	2008	**2009**	2008	2008
Weighted average fair value at measurement date	**301p**	80p	**377p**	501p	753p
Share price	**864p**	426p	**534p**	718p	799p
Exercise price	**610p**	485p	**N/A**	N/A	N/A
Expected share price volatility	**35%**	33%	**35%**	26%	N/A
Option life	**3.3 years**	3.3 years	**N/A**	N/A	N/A
Expected dividend yield	**2.5%**	2.0%	**2.5%**	2.0%	2.0%
Risk-free interest rate	**1.6%**	2.7%	**N/A**	N/A	N/A
Comparator share price volatility	**N/A**	N/A	**31%**	27%	N/A
Correlation between two companies in comparator group	**N/A**	N/A	**40%**	33%	N/A

22 Share capital and reserves continued

The expected share price volatility is based on the historical volatility of the company's share price.

The performance conditions attaching to the Performance Share Plan involve a comparison of the total shareholder return of the company with that of its comparators and achievement of targeted earnings per share growth. The former is a market based test and as such is incorporated into the grant date fair value of the award.

Dividends

The directors are proposing a final dividend in respect of the financial year ended 31 December 2009 of 11.6 pence per share, which will absorb an estimated £37.9 million of equity. Subject to approval, it will be paid on 1 July 2010 to shareholders on the register of members on 28 May 2010. The dividend has not been provided for and there are no income tax consequences for the company. This final dividend together with the interim dividend of 6.1 pence (2008: 5.3 pence) per share results in a total dividend of 17.7 pence per share (2008: 15.4 pence).

	2009 £ million	2008 (restated) £ million
Dividends charged to reserves		
Interim dividend in respect of 2008 of 5.3 pence (2008: interim dividend in respect of 2007 of 4.6 pence) per share	**17.3**	15.1
Final dividend in respect of 2008 of 10.1 pence (2008: final dividend in respect of 2007 of 8.8 pence) per share	**32.9**	28.6
Adjustment to accrual in respect of previous years	**0.1**	(0.4)
	50.3	43.3
Dividends paid		
Interim dividend in respect of 2008 of 5.3 pence (2008: interim dividend in respect of 2007 of 4.6 pence) per share	**17.3**	15.1
Final dividend in respect of 2008 of 10.1 pence (2008: final dividend in respect of 2007 of 8.8 pence) per share	**32.9**	28.6
Payments in respect of prior year dividends	**0.1**	–
	50.3	43.7

The amounts waived by Trustees of the Performance Share Plan in respect of the interim and final dividends was £1.0 million (2008: £0.8 million).

23 Analysis of cash, cash equivalents and net cash

	As at 1 January 2009 £ million	Cash flow £ million	Exchange and other non-cash movements £ million	**As at 31 December 2009 £ million**
Cash at bank and in hand	124.0	97.5	(1.9)	**219.6**
Short-term investments (less than three months)	640.6	(243.9)	(4.3)	**392.4**
Cash and cash equivalents	764.6	(146.4)	(6.2)	**612.0**
Short-term investments (more than three months)	–	130.7	–	**130.7**
Non-current debt	(0.1)	0.1	–	**–**
Net cash as at the end of the year	764.5	(15.6)	(6.2)	**742.7**

Short-term investments comprise short-term bank deposits.

Cash and cash equivalents as at 31 December 2009 includes £8.3 million (2008: £8.5 million) that is held in countries from which prior approval is required to transfer funds abroad. There are restrictions on the use of a further £20.6 million (2008: £23.7 million) of cash and cash equivalents in respect of commitments of the group's captive insurance subsidiary to certain insurers. Cash and cash equivalents as at 31 December 2008 included US$8.0 million which had been frozen by the courts; this restriction is no longer in place.

24 Acquisitions and disposals

Acquisitions in 2009

The following purchases have been accounted for as acquisitions. Intangible assets recognised at fair value on the acquisition of these businesses included brands, trade names, customer relationships, order backlogs and non-compete agreements.

Performance Improvements Group Limited (PI)

On 26 January 2009, the group acquired all of the shares in PI. PI is based in the UK and is an asset optimisation consultancy services company.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of PI were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	0.3	(0.2)	0.1
Intangible assets	–	7.5	7.5
Trade and other receivables	4.8	–	4.8
Cash and cash equivalents	(0.7)	–	(0.7)
Trade and other payables	(2.4)	–	(2.4)
Deferred tax liability	–	(2.1)	(2.1)
Net identifiable assets and liabilities	2.0	5.2	7.2
Goodwill on acquisition			7.7
			14.9
Consideration			
Cash – paid on completion			12.8
– deferred			1.7
Costs of acquisition			0.4
			14.9

Goodwill has arisen on the acquisition of PI primarily through the benefits gained from combining PI's performance improvement skills with AMEC's project management and engineering expertise to enhance value for customers.

24 Acquisitions and disposals continued

GRD Limited (GRD)

On 17 November 2009, the group acquired all of the shares in GRD. GRD is an engineering and project development company based in Perth, Australia, which employs 850 people globally.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of GRD were as follows. The fair value adjustments in respect of the acquisition have been determined provisionally.

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	3.4	(1.0)	2.4
Intangible assets	7.8	3.2	11.0
Interests in joint ventures	22.1	2.7	24.8
Deferred tax asset	15.3	(8.6)	6.7
Trade and other receivables	24.0	(3.8)	20.2
Cash and cash equivalents	0.5	–	0.5
Trade and other payables	(15.9)	(6.3)	(22.2)
Current tax liability	–	(3.0)	(3.0)
Provisions for liabilities and charges	(1.8)	–	(1.8)
Net identifiable assets and liabilities	55.4	(16.8)	38.6
Goodwill on acquisition			52.7
			91.3
Cash consideration paid on completion			58.3
Repayment of debt on acquisition			30.4
			88.7
Costs of acquisition			2.6
			91.3

Goodwill has arisen on the acquisition of GRD because of synergies expected to be obtained through the complementary fit of existing AMEC and GRD operations in Australasia, and GRD's skilled workforce and intellectual property which did not meet the criteria for recognition as an intangible asset as at the date of acquisition.

The contribution of these two acquisitions to revenue and profit in the period from their acquisition dates to 31 December 2009 was not material to the group. In respect of the year to 31 December 2009, including the period prior to acquisition by AMEC, the revenue of these businesses was £91.4 million and their losses before net financing income, tax, intangible amortisation and exceptional items were £3.9 million.

Other acquisitions

A number of other smaller acquisitions were made in the year for £5.5 million in cash paid on completion. A further £1.6 million of conditional consideration may be paid in respect of these acquisitions. The aggregate fair value of identifiable net assets was £1.7 million (including cash acquired of £0.2 million) and goodwill arising on acquisitions was £5.4 million. The aggregate book value of net assets acquired was £0.4 million. This initial accounting for these acquisitions has been determined only provisionally.

Goodwill has been recognised on these acquisitions as a result of their skilled workforces which did not meet the criteria for recognition as intangible assets as at the dates of acquisition.

A further £10.0 million was paid in the period in respect of 2008 acquisitions, and the aggregate goodwill on these acquisitions was reduced by £7.9 million as the conditions for payment of elements of the deferred consideration were not met.

Disposals in 2009

During the year, two small businesses were sold. In addition there were various cash payments in respect of businesses sold in prior years and adjustments to provisions held in respect of prior year disposals resulting in a net gain of £3.5 million and a net cash outflow of £6.2 million.

24 Acquisitions and disposals continued

Acquisitions in 2008

Rider Hunt International (RHi)

On 2 April 2008, the group acquired all of the shares in RHi. RHi is based in the UK and is an international provider of project services to the oil, gas, chemical, energy and process industries.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of RHi were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	0.1	–	0.1
Intangible assets	–	10.2	10.2
Trade and other receivables	7.3	–	7.3
Cash and cash equivalents	0.1	–	0.1
Trade and other payables	(2.7)	–	(2.7)
Deferred tax liability	–	(2.9)	(2.9)
Net identifiable assets and liabilities	4.8	7.3	12.1
Goodwill on acquisition			13.3
			25.4
Consideration			
Cash			25.0
Costs of acquisition			0.4
			25.4

Goodwill has arisen on the acquisition of RHi primarily because of the synergies obtained through combining RHi's strong project controls expertise and customer relationships with AMEC's project management and engineering skills.

Bower Damberger Rolseth Engineering Limited (BDR)

On 16 May 2008, the group acquired all of the shares in BDR. BDR is based in Calgary, Canada and is a specialist in-situ oil sands business.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of BDR were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	0.3	–	0.3
Intangible assets	–	10.6	10.6
Trade and other receivables	1.2	–	1.2
Cash and cash equivalents	2.2	–	2.2
Trade and other payables	(3.0)	(0.7)	(3.7)
Current tax payable	(0.4)	–	(0.4)
Deferred tax liability	–	(2.7)	(2.7)
Net identifiable assets and liabilities	0.3	7.2	7.5
Goodwill on acquisition			29.9
			37.4
Consideration			
Cash – paid on completion			17.7
– deferred			5.7
– contingent			13.8
Costs of acquisition			0.2
			37.4

The contingent consideration is payable in five years' time subject to achievement of profit targets over that period.

24 Acquisitions and disposals continued

Goodwill has arisen on the acquisition of BDR primarily because of the synergies obtained through combining the specialist engineering expertise and strong customer relationships of BDR with AMEC's capabilities in project management, construction management and engineering on large scale projects with major customers.

Geomatrix Consultants, Inc (Geomatrix)
On 9 June 2008, the group acquired all of the shares in Geomatrix. Geomatrix is based in Oakland, US and is a diversified technical consulting and engineering firm offering specialist environmental, geotechnical and water resources services to clients in sectors such as oil and gas, industrial, mining and municipal.

The amounts recognised in respect of identifiable assets and liabilities relating to the acquisition of Geomatrix were as follows:

	Book value £ million	Fair value adjustments £ million	Recognised value £ million
Property, plant and equipment	1.2	–	1.2
Intangible assets	–	9.7	9.7
Trade and other receivables	17.1	–	17.1
Cash and cash equivalents	1.6	–	1.6
Trade and other payables	(9.9)	–	(9.9)
Deferred tax liability	(0.6)	(3.9)	(4.5)
Net identifiable assets and liabilities	9.4	5.8	15.2
Goodwill on acquisition			26.0
			41.2
Consideration			
Cash – paid on completion			32.7
– deferred			7.8
Costs of acquisition			0.7
			41.2

Goodwill has arisen on the acquisition of Geomatrix primarily as a result of the skilled workforce which did not meet the criteria for recognition as an intangible asset at the date of acquisition.

These three material acquisitions contributed £69 million to revenue and £8 million to profit before tax in the periods from their acquisition dates to 31 December 2008. In respect of the year to 31 December 2008, the revenue of these businesses was £106 million and their profit before tax £13 million.

Other acquisitions
A number of other immaterial acquisitions were made in the year ended 31 December 2008 for £16.4 million in cash and £6.9 million deferred consideration, with the assumption of cash of £1.7 million. The aggregate fair value of the identifiable net liabilities was £0.8 million excluding cash assumed and the aggregate goodwill arising on the acquisitions was £15.5 million. There was no difference between book value and fair value to the group of the assets and liabilities acquired.

The contribution of these acquired businesses to revenue and profit was not material to the results of the group.

Goodwill has been recognised on these acquisitions as a result of skilled workforces which did not meet the criteria for recognition as intangible assets at the dates of acquisition.

£5.2 million was invested in joint ventures and other investments.

24 Acquisitions and disposals continued

Disposals in 2008

Disposal of discontinued operations
During 2008, the group's interests in Road Management Group Limited and Newcastle Estate Partnership Holdings Limited were sold.

The total cash consideration received in respect of these and other discontinued operations was £20.3 million and the loss arising on disposal was £0.1 million.

Disposal of continuing operations
On 4 February 2008, the sale was completed of the tool and equipment hire business and related fixed assets, including certain contracts, of AMEC Logistics and Support Services to Speedy Hire Plc.

On 6 October 2008, the sale to Vattenfall of the UK Wind Developments business, excluding AMEC's share of the Isle of Lewis development, was completed.

The carrying value of the assets and liabilities sold and the profit on disposal in respect of the continuing operations were as follows:

	£ million
Property, plant and equipment	7.1
Trade and other receivables	10.0
Trade and other payables	(1.7)
Net assets sold	15.4
Amounts provided in respect of indemnities and other liabilities (net of amounts released)	9.0
	24.4
Cash consideration received	139.0
Costs of disposal	(3.9)
Profit on disposal	110.7

Net cash flows attributable to discontinued operations
The net cash flows attributable to discontinued operations during the year were as follows:

	2009 £ million	2008 £ million
Net cash flow from operating activities	**(1.9)**	(2.8)
Net cash flow from investing activities	**(7.0)**	0.2
	(8.9)	(2.6)

25 Capital commitments

	2009 £ million	2008 £ million
Contracted but not provided for in the accounts	**–**	0.2

As at 31 December 2009, there was a commitment to invest a total of £0.2 million (2008: £2.9 million) in a PPP concession.

26 Operating leases

The total obligations under non-cancellable operating lease rentals for continuing operations are as follows:

	2009 £ million	2008 £ million
In one year or less	**51.9**	35.1
Between one and five years	**113.5**	92.2
Over five years	**35.5**	38.3
	200.9	165.6

AMEC enters into the following types of lease: short-term plant hires; leases for motor vehicles and office equipment with lease periods of two to five years; and longer term property leases. None of the leases include any contingent rentals.

27 Contingent liabilities

Guarantees and indemnities

The borrowings of joint ventures are generally without recourse to AMEC.

In the normal course of business, the company and certain subsidiaries have given counter indemnities in respect of performance bonds issued on behalf of group companies and parental guarantees have been given in support of the contractual obligations of group companies and joint ventures on both a joint and a several basis.

Legal claims and actions

AMEC has taken internal and external legal advice in considering known legal claims and actions made by or against the company. Consequently, it carefully assesses the likelihood of the success of a claim or action including those identified in this note. AMEC makes an appropriate provision for those legal claims or actions against the company on the basis of the likely outcome, but makes no provision for those which are, in its view, unlikely to succeed. Provisions of £53.8 million (2008: £65.3 million) are shown in note 21 in respect of these claims. It is not practicable to quantify the remaining contingent liability because of the range of possible outcomes and the progress of the litigation.

The information below indicates the quantum of claims against AMEC or where AMEC is unable to quantify the claim, an indication of the gross contract value or the amount in dispute. As the matters below involve actions by third parties against AMEC, the timing of settlement cannot be determined although AMEC is endeavouring to settle as soon as practicable. Due to the litigation, there is no work in progress or other receivable recognised in respect of these contracts. Whilst AMEC believes that certain claims may be covered by insurance, it is not currently practicable to assess the extent to which AMEC's insurance policies will respond in the event of a settlement.

After the terrorist attacks in September 2001, AMEC Construction Management Inc. ('ACMI') was one of four construction managers hired by the City of New York to carry out the clean-up and debris removal work at the World Trade Center site. The customer was responsible for procuring insurance to protect the construction managers and various contractors from lawsuits arising out of the work. The World Trade Center Captive Insurance Company (the 'WTC Captive') was formed and was funded with US$1 billion in Federal money to provide coverage for the City, the construction managers and the contractors who performed the work on site. Pursuant to the insurance policy that was issued, the WTC Captive is providing a minimum of US$1 billion in insurance coverage. This amount can increase depending upon investment returns on the US$1 billion but is also being reduced by legal fees incurred. The WTC Captive is providing a defence and indemnification for claims against ACMI arising out of this work and has recently entered into a contingent settlement agreement with plaintiffs' counsel, representing over 10,000 plaintiffs, for between US$575 million and US$657 million provided at least 95 per cent of plaintiffs "opt in" to this settlement.

AMEC Group Limited ('AGL') is currently the subject of certain ongoing Health and Safety Executive investigations, in respect of separate incidents involving two separate fatalities to subcontractors at the Leftbank Apartments project in Manchester in April 2004 and April 2005. Two summons have been received with respect to the second fatality and this case will go to trial in September 2010. If AGL is to be prosecuted in the Crown Court for these cases, it could be liable to unlimited fines. A prosecution for AGL in relation to fatal accidents in relatively quick succession (such as those at the Leftbank Apartments) could have an impact on the amount of any penalty.

27 Contingent liabilities continued

AGL has also received two summons with regard to an incident involving a fatality at the Aberthaw Power Station. This accident occurred during work which was outside of AMEC's undertaking and control and which involved the death of a subcontractor of the client. AMEC are still considering their plea, but it is anticipated that this case will go to full trial during 2010. If found guilty AGL would be liable to unlimited fines.

28 Related party transactions

During the year there were a number of transactions with the senior management group, joint venture entities and subsidiary companies.

Transactions with the senior management group

Directors of the company and their immediate relatives controlled 0.3 per cent of the voting rights of the company as at 31 December 2009.

In addition to their salaries, the group and company also provide non-cash benefits to directors and executive officers, and contribute to a post-employment defined benefit plan on their behalf. Directors and executive officers also receive share awards under the Performance Share Plan.

The senior management group includes AMEC plc board directors and persons discharging managerial responsibility. The senior management group compensation reported in the annual report and accounts 2008 included remuneration of senior management, with remuneration of the board directors reported separately in the directors' remuneration report. The 2009 compensation reported below for 2008 and 2009 includes both board directors and the senior management group. Details of the senior management group compensation are as follows:

	2009 £ million	2008 £ million
Short-term employee benefits	4.5	4.2
Post-employment benefits	0.1	0.1
	4.6	4.3

The transactions and related balances outstanding with joint venture entities are as follows:

	Value of transactions in the year		Outstanding balance as at 31 December	
	2009 £ million	2008 £ million	2009 £ million	2008 £ million
Purchase of goods	–	0.5	–	–
Services rendered	24.1	15.6	4.1	4.5
Services received	0.2	4.2	0.1	9.3
Provision of finance	9.0	–	7.8	–
Management contracts	0.5	1.3	–	1.0

29 Post balance sheet event

On 29 January 2010, AMEC announced the acquisition of Currie & Brown (Australia) Pty Ltd, a leading cost and commercial management consultancy, from its shareholders Currie & Brown International Limited and other owner-managers, for a cash consideration of AU$36.4 million.

Currie & Brown (Australia) is a provider of independent cost, contract and consulting services to the oil and gas, mining, building, transport, utilities and infrastructure sectors. The company has some 200 professional employees. It is headquartered in Brisbane and has offices in Adelaide, Gold Coast, Melbourne, Perth and Sydney.

Company balance sheet

As at 31 December 2009

	Note	2009 £ million	2008 (restated) £ million
Fixed assets			
Tangible assets	2	**2.5**	3.2
Investments:	3		
Subsidiaries		**1,784.7**	1,752.2
Other		**0.1**	0.1
		1,784.8	1,752.3
		1,787.3	1,755.5
Current assets			
Debtors: including amounts falling due after one year of £7.5 million (2008: £nil)	4	**32.6**	31.1
Cash at bank and in hand		**330.9**	503.5
		363.5	534.6
Current liabilities			
Creditors: amounts falling due within one year	5	**(39.7)**	(67.5)
Net current assets		**323.8**	467.1
Total assets less current liabilities		**2,111.1**	2,222.6
Creditors: amounts falling due after one year	6	**(1,074.0)**	(1,143.4)
Provisions for liabilities and charges	7	**(1.0)**	(11.4)
Net assets		**1,036.1**	1,067.8
Capital and reserves			
Called up share capital	8, 9	**169.0**	169.0
Share premium account	9	**100.7**	100.7
Revaluation reserve	9	**–**	0.5
Capital redemption reserve	9	**17.2**	17.2
Profit and loss account	9	**749.2**	780.4
Equity shareholders' funds		**1,036.1**	1,067.8

The accounts on pages 105 to 111 were approved by the board of directors on 4 March 2010 and were signed on its behalf by:

S Y Brikho
Chief Executive

I P McHoul
Chief Financial Officer

Notes to the company balance sheet

1 Accounting policies

Basis of accounting

The accounts have been prepared under the historical cost convention, modified to include the revaluation of certain land and buildings and in accordance with applicable accounting standards and the Companies Act 2006.

The company has not presented its own profit and loss account, as permitted by section 408 of the Companies Act 2006.

Following amendments to FRS21 "Events after the balance sheet date" effective for accounting periods beginning on or after 1 January 2009, it is no longer appropriate to record interim dividends payable based on the constructive obligation created by the announcement of such dividends by the Board. Accordingly our interim dividend declared each year in August, and payable early in the January following the year to which it relates, is no longer recognised as a liability at 31 December and is only accounted for when paid. The comparative balance sheet at 31 December 2008 has been restated for this, resulting in an increase in net assets of £17.3 million. This change has no impact on the profit and loss account for the year then ended.

Cash flow statement

The company is exempt from the requirement of FRS 1 'Cash flow statements' to prepare a cash flow statement as its cash flows are included within the consolidated cash flow of the group.

Depreciation

Depreciation is provided on all tangible assets, other than freehold land, at rates calculated to write-off the cost or valuation, less estimated residual value, of each asset on a straight line basis over its estimated useful life, as follows:

Freehold buildings	50 years
Leasehold land and buildings	the shorter of the lease term or 50 years
Plant and equipment	mainly three to five years

Financial instruments

Financial instruments are initially recorded at fair value. Subsequent valuation depends on the designation of the instruments. Cash, deposits and short-term investments are held at amortised cost. Derivative financial instruments are accounted for as described in note 1 to the consolidated accounts.

The company is exempt from the disclosure requirements of FRS 29 'Financial Instruments: Disclosures' as the financial instruments disclosures of IFRS 7 'Financial Instruments: disclosure' are included in the notes to the consolidated accounts.

Financial guarantee contracts

Where the company enters into financial guarantee contracts to guarantee the indebtedness of other companies within the group, the company considers these to be indemnity arrangements, and accounts for them as such. In this respect the company treats the guarantee contract as a contingent liability until such time as it becomes probable that the company will be required to make a payment under the guarantee.

Foreign currencies

Transactions in a currency other than sterling are translated to Sterling at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into Sterling at rates of exchange ruling at the balance sheet date. Non-monetary assets and liabilities are measured in terms of historical cost and are translated using the exchange rate at the date of the transaction.

Exchange differences arising on the translation of foreign currency net investments and foreign currency borrowings, or forward exchange contracts used to hedge those investments, are taken directly to reserves. Other exchange differences are taken to the profit and loss account in the year.

Interest

Interest income and payable is recognised in profit or loss on an accruals basis using the effective interest method.

Investments

Investments are stated at cost less provision for permanent diminution in value.

Leases

Operating lease costs are charged to the profit and loss account on a straight line basis over the period of the lease.

Pensions

Contributions to defined benefit pension schemes in respect of employees of AMEC plc are charged in the profit and loss account as incurred.

Defined benefit pension schemes are operated by the group but the company is unable to separately identify its share of the assets and liabilities of those schemes or any details of the surplus or deficit in the scheme and the implications of that surplus or deficit for the company.

Details of the disclosures required under FRS 17 'Retirement Benefits' can be found in the accounts of AMEC Group Limited, a subsidiary company.

Provisions for liabilities and charges

The company has taken internal and external advice in considering known legal claims and actions made by or against the company. It carefully assesses the likelihood

1 Accounting policies continued

of success of a claim or action. Appropriate provisions are made for legal claims or actions against the company on the basis of likely outcome, but no provisions are made for those, which in the view of management are unlikely to succeed.

Share-based payments
There are share-based payment arrangements which allow AMEC employees to acquire AMEC shares; these awards are granted by AMEC. The fair value of awards granted is recognised as a cost of employment with a corresponding increase in equity. The fair value is measured at grant date and spread over the period during which the employees become unconditionally entitled to the award. The fair value of the award is measured using a valuation model, taking into account the terms and conditions upon which the awards were granted. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where non-vesting is due only to share prices not achieving the threshold for vesting.

Taxation
The charge for taxation is based on the results for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19 'Deferred tax'.

2 Tangible assets

	Land and buildings £ million	Plant and equipment £ million	Total £ million
Cost or valuation:			
As at 1 January 2009	2.5	4.2	6.7
Additions	–	2.0	2.0
Disposal	(2.5)	–	(2.5)
As at 31 December 2009	**–**	**6.2**	**6.2**
Depreciation:			
As at 1 January 2009	–	3.5	3.5
Provided during the year	–	0.2	0.2
As at 31 December 2009	**–**	**3.7**	**3.7**
Net book value:			
As at 31 December 2009	**–**	**2.5**	**2.5**
As at 1 January 2009	2.5	0.7	3.2

	2009 £ million	2008 £ million
The net book value of land and buildings comprised:		
Freehold	**–**	2.5
Short leasehold	**–**	–
	–	2.5
The cost or valuation of land and buildings comprised:		
Cost	**–**	–
External valuation in 2004	**–**	2.5
	–	2.5

All significant freehold properties were externally valued as at 31 December 2004 by CB Richard Ellis Limited in accordance with the Appraisal and Valuation Manual of the Royal Institute of Chartered Surveyors. The basis of revaluation was existing use value for properties occupied by the company and market value for those properties without company occupancy.

2 Tangible assets continued

The amount of land and buildings included at valuation, determined according to the historical cost convention, was as follows:

	2009 £ million	2008 £ million
Cost	–	3.3
Depreciation	–	(1.2)
Net book value	–	2.1

3 Investments (held as fixed assets)

	Shares in subsidiaries £ million	Amounts owed by subsidiaries £ million	Total investment in subsidiaries £ million	Other investments £ million	Total £ million
Cost:					
As at 1 January 2009	1,239.2	594.0	1,833.2	0.1	1,833.3
Additions	240.0	273.0	513.0	–	513.0
Disposals	–	(480.5)	(480.5)	–	(480.5)
As at 31 December 2009	**1,479.2**	**386.5**	**1,865.7**	**0.1**	**1,865.8**
Provisions:					
As at 1 January 2009	81.0	–	81.0	–	81.0
As at 31 December 2009	**81.0**	**–**	**81.0**	**–**	**81.0**
Net book value:					
As at 31 December 2009	**1,398.2**	**386.5**	**1,784.7**	**0.1**	**1,784.8**
As at 1 January 2009	1,158.2	594.0	1,752.2	0.1	1,752.3

Principal group companies are listed on page 114.

4 Debtors

	2009 £ million	2008 £ million
Debtors: amounts falling due within one year		
Trade debtors	4.5	14.1
Amounts owed by subsidiaries	12.9	1.2
Derivative financial instruments	0.6	2.9
Corporation tax	5.4	9.0
Other debtors	0.2	1.8
Prepayments and accrued income	1.5	2.1
	25.1	31.1
Debtors: amounts falling due after one year		
Deferred tax	7.5	–
	32.6	31.1

The deferred tax asset/(liability) is analysed as follows:

	2009 £ million	2008 £ million
Difference between accumulated depreciation and capital allowances	0.7	0.3
Other timing differences	6.8	(10.2)
	7.5	(9.9)

5 Creditors: amounts falling due within one year

	2009 £ million	2008 (restated) £ million
Bank and other loans and overdrafts	**6.3**	4.7
Trade creditors	**5.8**	16.4
Amounts owed to subsidiaries	**–**	6.0
Derivative financial instruments	**4.9**	4.9
Other taxation and social security costs	**3.2**	2.0
Other creditors	**7.5**	15.5
Accruals and deferred income	**11.8**	17.8
Dividends	**0.2**	0.2
	39.7	67.5

6 Creditors: amounts falling due after one year

	2009 £ million	2008 £ million
Amounts owed to subsidiaries	**1,053.8**	1,123.2
Derivative financial instruments	**20.2**	20.2
	1,074.0	1,143.4

7 Provisions for liabilities and charges

	Deferred tax £ million	Indemnities granted on disposal of subsidiary £ million	Total £ million
As at 1 January 2009	9.9	1.5	11.4
Credited to profit and loss	(3.5)	(0.5)	(4.0)
Credited to reserves	(13.9)	–	(13.9)
Transferred to debtors	7.5	–	7.5
As at 31 December 2009	**–**	**1.0**	**1.0**

8 Share capital

The authorised share capital of the company is £350.0 million (2008: £350.0 million).

	2009 £ million	2008 £ million
Allotted, called up and fully paid ordinary shares of 50 pence each	**169.0**	169.0

There was no movement in issued share capital during the year:

	Number	£ million
As at 1 January and 31 December 2009	**337,965,871**	**169.0**

Share-based payment

Details of share-based payment schemes operated by the company are provided in note 22 to the group accounts.

9 Reserves

	Share capital £ million	Share premium account £ million	Revaluation reserve £ million	Capital redemption reserve £ million	Profit and loss account £ million	Total £ million
As at 1 January 2009	**169.0**	**100.7**	**0.5**	**17.2**	**763.1**	**1,050.5**
Restatement	–	–	–	–	17.3	17.3
As at 1 January 2009 (restated)	**169.0**	**100.7**	**0.5**	**17.2**	**780.4**	**1,067.8**
Equity settled share-based payments	–	–	–	–	5.4	5.4
Dividends	–	–	–	–	(50.3)	(50.3)
Utilisation of treasury shares	–	–	–	–	1.2	1.2
Acquisition of shares by trustees of the Performance Share Plan	–	–	–	–	(9.8)	(9.8)
Acquisition of treasury shares	–	–	–	–	(6.4)	(6.4)
Tax on income charged to reserves	–	–	–	–	16.1	16.1
Disposal of revalued property	–	–	(0.5)	–	0.5	–
Profit for the year	–	–	–	–	12.1	12.1
As at 31 December 2009	**169.0**	**100.7**	**–**	**17.2**	**749.2**	**1,036.1**

Details of dividends paid by the company and proposed during the year are disclosed in note 22 to the group accounts.

10 Lease commitments

The current annual commitments payable under non-cancellable operating leases were as follows:

	Land and buildings 2009 £ million	Land and buildings 2008 £ million	**Plant and equipment 2009 £ million**	Plant and equipment 2008 £ million
Between one and five years	**0.2**	–	**–**	–
Expiring over five years	**–**	0.8	**–**	–

11 Contingent liabilities

Guarantees and indemnities

Guarantees given by the company in respect of borrowings of subsidiaries amounted to £nil as at 31 December 2009 (2008: £nil).

Details of other contingent liabilities of the company are provided in note 27 to the group accounts.

12 Related party transactions

During the year the only related party transactions were with the senior management group.

Transactions with the senior management group
Directors of the company and their immediate relatives controlled 0.3 per cent of the voting rights of the company as at 31 December 2009.

In addition to their salaries, the company also provides non-cash benefits to directors and contributes to a post-employment defined benefit plan on behalf of certain directors. Directors also receive share awards under the Performance Share Plan.

The senior management group consists of the AMEC plc board directors and details of their compensation are as follows:

	2009 £ million	2008 £ million
Short-term employee benefits	**3.6**	3.0
Post-employment benefits	**0.1**	–
	3.7	3.0

Introduction Strategy Sustainability Performance Governance **Financials**

Responsibility statements of the directors

Statement of directors' responsibilities in respect of the annual report and the accounts

The directors are responsible for preparing the annual report and the consolidated and parent company accounts, in accordance with applicable law and regulations.

Company law requires the directors to prepare consolidated and parent company accounts for each financial year. Under that law the directors are required to prepare the consolidated accounts in accordance with IFRS as adopted by the EU and applicable law and have elected to prepare the parent company accounts in accordance with UK Accounting Standards and applicable law (UK Generally Accepted Accounting Practice).

Under company law the directors must not approve the consolidated and parent company accounts unless they are satisfied that they give a true and fair view of the state of affairs of the group and parent company and of their profit or loss for that period.

In preparing each of the consolidated and parent company accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- for the consolidated accounts, state whether they have been prepared in accordance with IFRS as adopted by the EU
- for the parent company accounts, state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the parent company accounts and
- prepare the consolidated and parent company accounts on the going concern basis unless it is inappropriate to presume that the consolidated and the parent company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent company's transactions and disclose with reasonable accuracy at any time the financial position of the parent company and enable them to ensure that its accounts comply with the Companies Act 2006. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a directors' report, directors' remuneration report and corporate governance statement that comply with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the UK governing the preparation and dissemination of consolidated and parent company accounts may differ from legislation in other jurisdictions.

Responsibility statement of the directors in respect of the annual financial report

We confirm that to the best of our knowledge:

- the accounts, prepared in accordance with the applicable set of accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and
- the directors report includes a fair review of the development and performance of the business and the position of the issuer and undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

S Y Brikho
Chief Executive

I P McHoul
Chief Financial Officer
4 March 2010

Independent auditors' report to the members of AMEC plc

Registered number 1675285

We have audited the accounts of AMEC plc for the year ended 31 December 2009 set out on pages 58 to 111. The financial reporting framework that has been applied in the preparation of the consolidated accounts is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU. The financial reporting framework that has been applied in the preparation of the parent company accounts is applicable law and UK Accounting Standards (UK Generally Accepted Accounting Practice).

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members, as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement set out on page 112, the directors are responsible for the preparation of the consolidated and parent company accounts and for being satisfied that they give a true and fair view. Our responsibility is to audit the consolidated and parent company accounts in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's (APB's) Ethical Standards for Auditors.

Scope of the audit of the consolidated and parent company accounts

A description of the scope of an audit of consolidated and parent company accounts is provided on the APB's web-site at www.frc.org.uk/apb/scope/UKP.

Opinion on consolidated and parent company accounts

In our opinion:

- the consolidated and parent company accounts give a true and fair view of the state of the group's and of the parent company's affairs as at 31 December 2009 and of the group's profit for the year then ended;
- the consolidated accounts have been properly prepared in accordance with IFRSs as adopted by the EU;
- the parent company accounts have been properly prepared in accordance with UK Generally Accepted Accounting Practice;
- the consolidated and parent company accounts have been prepared in accordance with the requirements of the Companies Act 2006; and, as regards the consolidated accounts, Article 4 of the IAS Regulation.

Opinion on other matters prescribed by the Companies Act 2006

In our opinion:

- the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and
- the information given in the Directors' Report for the financial year for which the consolidated and parent company accounts are prepared is consistent with the consolidated and parent company accounts.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

- adequate accounting records have not been kept by the parent company, or returns adequate for our audit have not been received from branches not visited by us; or
- the parent company accounts and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
- certain disclosures of directors' remuneration specified by law are not made; or
- we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

- the directors' statement, set out on page 112, in relation to going concern; and
- the part of the Corporate Governance Statement relating to the company's compliance with the nine provisions of the June 2008 Combined Code specified for our review.

Richard Pinckard (Senior Statutory Auditor)
for and on behalf of KPMG Audit Plc, Statutory Auditor
Chartered Accountants
St James Square
Manchester
M2 6DS

4 March 2010

Principal group companies

As at 31 December 2009

The subsidiaries and joint ventures which, in the opinion of the directors, principally affect group trading results and net assets are listed below. Except where indicated, all subsidiaries listed below are wholly owned, incorporated in Great Britain and carry on their activities principally in their countries of incorporation. Shares are held by subsidiary companies except where marked with an asterisk, where they are held directly by the company. All holdings are of ordinary shares, except where otherwise indicated. A full list of subsidiaries will be filed with the Registrar of Companies with the next annual return.

Subsidiaries

AMEC Americas Limited (Canada)
AMEC Australia Pty Limited (Australia) (note 1)
AMEC BDR Limited (Canada)
AMEC (Bermuda) Limited (Bermuda)
AMEC Cade Ingenieria y Desarrollo de Proyectos Ltda. (Chile)
AMEC Cade Servicios de Ingenieria Ltda. (Chile)
AMEC Earth & Environmental, Inc. (US)
AMEC Earth & Environmental (UK) Limited
AMEC E&C Services, Inc. (US)
*AMEC Finance Limited
AGRA Foundations Limited (Canada)
AMEC Geomatrix, Inc. (US)
*AMEC Group Limited
AMEC Holdings, Inc. (US)
AMEC Inc. (Canada)
AMEC International (Chile) S.A. (Chile)
AMEC Kamtech, Inc. (US)
AMEC Nuclear UK Limited
AMEC NCL Limited (Canada)
AMEC Nuclear Holdings Limited
AMEC Offshore Services Limited
AMEC Paragon, Inc. (US)
AMEC Participacoes E Consultoria Para O Setor De Mineracao Ltda. (Brazil)
AMEC (Peru) S.A. (Peru)
AMEC Project Investments Limited
*AMEC Property and Overseas Investments Limited
AMEC Utilities Limited
Atlantic Services Limited (Bermuda)
GRD Limited (Australia)
AMEC Minproc Limited (Australia)
KL Ingenieurbau GmbH (Germany)
GRD Minproc (Proprietary) Limited (South Africa)
National Ventures, Inc. (US)
AMEC NSS Limited (Canada)
Performance Improvements (PI) Limited
Performance Improvements (PI) Group Limited
Primat Recruitment Limited
Rider Hunt International Limited
Terra Nova Technologies, Inc. (US)

Joint ventures

AMEC Black Cat LLC (Qatar) (49 per cent) (note 2)
Incheon Bridge Co. Ltd (23 per cent) (note 3)
KIG Immobilien Beteiligungsgesellschaft mbH (Germany) (50 per cent) (note 4)
*Northern Integrated Services Limited (50 per cent – "B" shares) (note 5)
Nuclear Management Partners Limited (36 per cent) (note 6)
Sellafield Limited (note 7)

Notes

1 The issued share capital of AMEC Australia Pty Limited is 62,930,001 ordinary shares of A$1 each, 12,500,000 class "A" redeemable preference shares of A$1 each and 2,500 non-cumulative redeemable preference shares of A$1 each.
2 The issued share capital of AMEC Black Cat LLC 10,000,000 ordinary shares of QAR1 each.
3 The issued share capital of Incheon Bridge Co. Ltd is 32,319,184 ordinary shares of KRW 5,000 each.
4 KIG Immobilien Beteiligungsgesellschaft mbH is a limited liability partnership.
5 The issued share capital of Northern Integrated Services Limited is 12,500 "A" ordinary shares of £1 each and 12,500 "B" ordinary shares of £1 each.
6 The issued share capital of Nuclear Management Partners Limited is 100 ordinary shares of £1 each and one preference share of £1.
7 Sellafield Limited is 100 per cent owned by Nuclear Management Partners Limited.

Five year record

	2009 £ million	2008 (restated) £ million	2007 (restated) £ million	2006 (restated) £ million	2005 (restated) £ million
Summarised consolidated results					
Continuing operations					
Revenue	**2,539.1**	2,606.4	2,356.2	2,121.6	1,788.5
Adjusted profit before tax[1]	**215.6**	210.3	126.5	79.7	80.6
Amortisation and impairment	**(15.7)**	(9.2)	(2.5)	(3.6)	(6.0)
Joint ventures and associates tax	**(5.3)**	(1.4)	(0.6)	(0.3)	(1.9)
Other items[2]	**(3.7)**	(2.1)	–	–	–
	190.9	197.6	123.4	75.8	72.7
Exceptional items	**12.6**	109.0	28.2	(102.8)	(51.6)
Profit/(loss) before income tax	**203.5**	306.6	151.6	(27.0)	21.1
Income tax	**(46.8)**	(96.9)	(30.1)	(15.2)	(15.3)
Profit/(loss) for the year from continuing operations	**156.7**	209.7	121.5	(42.2)	5.8
Profit/(loss) for the year from discontinued operations (net of income tax)	**15.9**	(10.7)	222.9	261.4	(2.1)
Profit for the year	**172.6**	199.0	344.4	219.2	3.7
Basic earnings/(loss) per share from continuing operations	**47.6p**	64.5p	36.9p	(13.3)p	1.9p
Diluted earnings per share from continuing operations[3]	**46.9p**	44.0p	28.0p	16.6p	17.8p
Dividends per share	**17.7p**	15.4p	13.4p	12.2p	11.5p
Dividend cover[3]	**2.6x**	2.8x	2.1x	1.4x	1.5x
Summarised consolidated balance sheets[4]					
Non-current assets	**656.4**	659.7	573.7	479.0	895.3
Net working capital	**(122.9)**	(111.0)	(152.7)	(165.8)	(95.3)
Net cash/(debt)	**742.7**	764.5	733.2	354.9	(245.5)
Other non-current liabilities	**(249.9)**	(307.3)	(259.3)	(197.1)	(218.6)
Net assets classified as held for sale	**–**	–	13.6	37.6	–
Net assets	**1,026.3**	1,005.9	908.5	508.6	335.9
Total attributable to equity holders of the parent	**1,022.9**	1,003.3	907.7	507.8	335.6
Minority interests	**3.4**	2.6	0.8	0.8	0.3
Total equity	**1,026.3**	1,005.9	908.5	508.6	335.9

The five year record has been prepared under adopted IFRS and is stated in accordance with the accounting policies set out on pages 64 to 69.

Notes

1 Adjusted profit before intangible amortisation and goodwill impairment, pre-tax exceptional items and elements of deferred consideration on acquisitions in the Earth & Environmental division, but including joint venture profit before tax.
2 Other items represent elements of deferred consideration on acquisitions in the Earth & Environmental division which, in line with IFRS 3 are included within profit before net financing income in the consolidated income statement.
3 Before amortisation, impairment, deferred consideration and exceptional items.
4 Balance sheets for 2005 to 2008 have been restated to exclude recognition of the liability in respect of the interim dividend declared for each year. Balance sheets for 2007 and 2008 have been restated to reclassify the deferred tax liability on retirement benefit assets.
5 The figures for 2005 through 2009 are presented on a continuing basis and therefore exclude the results of discontinued businesses. No adjustment has been made to reflect the financing income that would have been earned on the disposal proceeds.

Shareholder information

Latest company law allows AMEC to use its website to communicate with shareholders. Around 80 per cent of shareholders are now receiving AMEC annual reports and notices of meetings electronically. This is helping to make AMEC a more sustainable company, cutting production and distribution costs and reducing waste and pollution.

Shareholders receiving shareholder information in this way receive a letter every time any new shareholder information is published by AMEC. Such communications will refer to AMEC annual reports, documents relating to the annual general meeting and any other shareholder communications. They will contain links to the website where the documents can be viewed. However, shareholders may elect to receive such notifications by email, which would normally be sent by AMEC's registrar, Capita Registrars. For more information, see below.

Copies of annual reports and accounts are also available by writing to AMEC at its registered office.

AMEC's website contains useful information about the company and also provides a number of email alerting services, which notify shareholders of latest announcements and events. To register, visit amec.com/emailalerts.

This page sets out the key dates of the financial calendar and other summary information. Further information is available on amec.com at the links provided below.

Financial calendar

With its financial year ending on 31 December, AMEC usually announces preliminary results in March, the annual report is published in April and the annual general meeting takes place in May. Interim results for the half year ended 30 June are announced in August, with interim management statements being provided in May and November.

Results announcements and interim management statements are notified to the London Stock Exchange and are available at amec.com/rns.

The latest financial calendar is available at amec.com/investors/financialcalendar.

Dividends

The interim dividend is usually announced in August and paid in January, with the final dividend proposed in March and paid in July.

Shareholders may elect to have dividend payments made directly into their bank or building society accounts by contacting the company's registrar, Capita Registrars.

A dividend reinvestment plan (DRIP) is available for shareholders# who would prefer to purchase additional AMEC shares instead of receiving cash dividends. Further details of the DRIP may be obtained from Capita Registrars on 0871 664 0381 (calls cost 10 pence per minute plus network extras; lines are open 9:00 am to 5:30 pm, Mon-Fri) (+44 20 8639 3402 if calling from overseas) or via amec.com/investors/shareholderinformation/dividends.

Electronic shareholder information

To register for electronic shareholder communications and manage your personal shareholding online, please go to capitashareportal.com. To register you will need your Investor Code (IVC) which can be found on your share certificate or dividend tax voucher. If you have any questions you may contact Capita Registrars on 0871 664 0391 (calls cost 10 pence per minute plus network extras; lines are open 9:00 am to 5:30 pm, Mon-Fri) or +44 20 8639 3367 if calling from overseas.

For general shareholder queries please contact:

Capita Registrars
Northern House,
Woodsome Park,
Fenay Bridge,
Huddersfield HD8 0GA
United Kingdom
Tel: 0871 664 0300 (Calls cost 10 pence per minute plus network extras; lines are open 8:30 am to 5:30 pm, Mon-Fri.)
Overseas callers: +44 20 8639 3399
Email: ssd@capitaregistrars.com or visit the website at capitaregistrars.com.

Registered office
AMEC plc
Booths Park,
Chelford Road,
Knutsford,
Cheshire WA16 8QZ
United Kingdom
Registered in England No 1675285

#Shareholders in certain countries are not able to participate – see website for details.


FSC

Mixed Sources
Product group from well-managed forests and other controlled sources

Cert no. SGS-COC-0620
www.fsc.org

This report is printed using vegetable based inks by Beacon Press, a company totally committed to reducing the impact printing has on the environment. The production of this report is carbon neutral and Beacon Press is certified to ISO 14001, registered to EMAS (Eco Management Audit Scheme) and holds the FSC Chain of Custody; number SCS-COC-0620 as well the Queen's Award for Enterprise: Sustainable Development.

This report is printed on Hello Silk, a paper produced from virgin wood fibre from well managed forests certified by the FSC (Forestry Stewardship Council) and is ECF (elemental chlorine free). The producing mill is certified to ISO 14001 and EMAS environmental management systems.

Designed and produced by AMEC Corporate Communications, typeset by Artwork Agency with photography by Roth and Ramberg, Canada.

AMEC plc
76-78 Old Street
London EC1V 9RU
United Kingdom
Tel: +44 (0)20 7539 5800
amec.com

Company number 1675285

The Companies Act 2006

public company limited by shares

Resolution

Of

AMEC plc

Passed 13 May 2010

At the Annual General Meeting of the above named company duly convened and held at The Auditorium, Ground Floor, Deutsche Bank AG, Winchester House, 1 Great Winchester Street, London EC2N 2DB on the thirteenth day of May 2010 the following resolution was passed:

SPECIAL RESOLUTION 9

Amendments to the Articles of Association

That with effect from the end of this annual general meeting, the articles of association of the company be amended in accordance with the proposed amendments set out in the amended articles of association produced to the meeting which are initialled by the chairman of the meeting for the purpose of identification.

RECEIVED

2010 JUN 11 P 3:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Companies Act 2006

Public Company limited by shares

Articles of Association

(Adopted on 1 October 2009 pursuant to a Special Resolution passed on 13 May 2009 and amended by Special Resolution on 13 May 2010)

of

AMEC plc

Preliminary

1 Table A not to apply

Neither the regulations in Table A in The Companies (Tables A to F) Regulations 1985 nor any other articles or regulations prescribing forms of articles which may apply to companies under the Statutes shall apply to the Company.

2 Interpretation

2.1 In these Articles (if not inconsistent with the subject or context) the words and expressions set out in the first column below shall bear the meanings set opposite to them respectively:

"**clear days**"	A period of notice of the specified length excluding the day of the meeting and the day on which the notice is given.
"**in writing**"	Written or produced by any substitute for writing (including anything in electronic form) or partly one and partly another.
"**month**"	Calendar month.
"**Office**"	The registered office of the company for the time being.
"**Official List**"	Official List of the UK Listing Authority.
"**Operator**"	Euroclear UK & Ireland Limited or such other person as may for the time being be approved by H.M. Treasury as Operator under the Regulations.
"**Operator-instruction**"	A properly authenticated dematerialised instruction attributable to the Operator.
"**paid**"	Paid or credited as paid.
"**Register**"	The register of members of the company.
the "**Regulations**"	The Uncertificated Securities Regulations 2001.
"**relevant system**"	A computer-based system, and procedures, which enable title to units of a security to be evidenced and transferred without a written instrument pursuant to the Regulations.
"**Seal**"	The Common Seal of the Company.
"**Securities Seal**"	The official seal kept by the Company for sealing securities issued by the Company, or for sealing documents creating or evidencing securities so issued, as permitted by the Companies Acts.
the "**Statutes**"	The Companies Acts, the Regulations and every other enactment for the time being in force concerning companies and affecting the Company.

the "**Stock Exchange**"	London Stock Exchange plc.
"**these Articles**"	These Articles of Association as from time to time altered.
"**Transfer Office**"	The place where the Register is situate for the time being.
"**UK Listing Authority**"	The Financial Services Authority in its capacity as competent authority for official listing under Part VI the Financial Services and Markets Act 2000.
"**United Kingdom**"	Great Britain and Northern Ireland.
"**year**"	Calendar year.

2.2 The expressions "**debenture**" and "**debenture holder**" shall respectively include "debenture stock" and "debenture stockholder".

2.3 The expressions "**recognised clearing house**" and "**recognised investment exchange**" shall mean any clearing house or investment exchange (as the case may be) granted recognition under the Financial Services and Markets Act 2000.

2.4 The expression "**Secretary**" shall include any person appointed by the Directors to perform any of the duties of the Secretary including, but not limited to, a joint, assistant or deputy Secretary.

2.5 The expression "**Companies Acts**" shall have the meaning given thereto by Section 2 of the Companies Act 2006 but shall only extend to provisions which are in force at the relevant date.

2.6 The expression "**Company Communications Provisions**" shall have the same meaning as in the Companies Acts.

2.7 The expressions "**hard copy form**", "**electronic form**" and "**electronic means**" shall have the same respective meanings as in the Company Communications Provisions.

2.8 The expression "**address**" includes any number or address (including, in the case of any Uncertificated Proxy Instruction permitted under Article 64, an identification number of a participant in the relevant system) used for the purposes of such communication sending or receiving notices, documents or information by electronic means.

2.9 The expression "**General Meeting**" shall include any general meeting of the Company, including any general meeting held as the Company's annual general meeting in accordance with Section 360 of the Companies Act 2006 ("**Annual General Meeting**").

2.10 The expression "**officer**" shall include a Director, manager and the Secretary, but shall not include an auditor.

2.11 Words denoting the singular shall include the plural and vice versa. Words denoting the masculine shall include the feminine. Words denoting persons shall include bodies corporate and unincorporated associations.

2.12 References to any statute or statutory provision shall be construed as relating to any statutory modification or re-enactment thereof for the time being in force (whether coming into force before or after the adoption of these Articles).

2.13 A Special Resolution shall be effective for any purpose for which an Ordinary Resolution is expressed to be required under any provision of these Articles.

2.14 References to a share (or to a holding of shares) being in uncertificated form or in certificated form are references, respectively, to that share being an uncertificated unit of a security or a certificated unit of a security for the purposes of the Regulations.

2.15 For the purposes of these Articles, a dematerialised instruction is properly authenticated if it complies with the specifications referred to in paragraph 5(b) of Schedule 1 to the Regulations.

2.16 Except as provided above any words or expressions defined in the Companies Acts or the Regulations shall (if not inconsistent with the subject or context) bear the same meanings in these Articles.

Shares

3 Rights attaching to shares on issue

All new shares shall be subject to the provisions of the Statutes and of these Articles with reference to allotment, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

4 Special rights attaching to shares

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, as the Company may from time to time by Ordinary Resolution determine (or, in the absence of any such determination, as the Directors may determine) and subject to the provisions of the Statutes the Company may issue any shares which are, or at the option of the Company or the member are liable, to be redeemed and the Directors may determine the terms, conditions and manner of redemption of any such shares.

5 Subdivision and consolidation

5.1 Whenever as a result of a subdivision or consolidation of shares any members would become entitled to fractions of a share, the Directors may, on behalf of those members:

(a) sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Statutes, the Company);

(b) distribute the net proceeds of sale in due proportion among those members; and

(c) authorise some person to transfer the shares to, or in accordance with the directions of, the purchaser.

The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

5.2 So far as the Statutes allow, the Directors may:

(a) treat shares of a member in certificated form and in uncertificated form as separate holdings in giving effect to subdivisions and/or consolidations; and

(b) cause any shares arising on consolidation or subdivision and representing fractional entitlements to be entered in the Register as shares in certificated form where this is desirable to facilitate the sale thereof.

5.3 Where any member's entitlement to a portion of the proceeds of sale amounts to less than a minimum figure determined by the Directors, that member's portion may at the Directors' discretion be distributed to an organisation which is a charity for the purposes of the law of England and Wales.

6 Directors' powers to allot securities and to sell treasury shares

6.1 Subject to the provisions of the Statutes, these Articles and any resolution of the Company, the Directors may allot shares in the Company and grant rights to subscribe for, or to convert any security into, shares to such persons, at such times and on such terms, including as to the ability of such persons to assign their rights to be issued such shares, as they think proper.

6.2 Subject to approval by ordinary resolution in respect of the First Allotment period only, the Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 551 of that Act to exercise for each Allotment Period all the powers of the Company to allot shares, and to grant rights to subscribe for, or to convert any security into, shares, of an aggregate nominal amount up to the Section 551 Amount. By such authority the Directors may, during the Allotment Period, make offers or agreements which would or might require shares to be allotted, or rights to be granted, after the expiry of such period.

6.3 Subject to approval by special resolution in respect of the First Allotment period only, during each Allotment Period the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority in Article 6.1 and to sell treasury shares wholly for cash:

(a) in connection with a pre-emptive offer; and

(b) otherwise than in connection with a pre-emptive offer, up to an aggregate nominal amount equal to the Section 561 Amount,

as if Section 561(1) of the Companies Act 2006 did not apply to any such allotment or sale. Under such power the Directors may, during the Allotment Period, make offers or agreements which would or might require equity securities to be allotted after the expiry of such period.

6.4 For the purposes of this Article:

(a) "**Allotment Period**" means (i) the First Allotment Period or (ii) any period specified as such by the Relevant Ordinary Resolution;

(b) "**First Allotment Period**" means the period from the date Article 6.2 becomes effective until the end of the annual general meeting of the Company in 2011 (or on 1 July 2011, whichever is the earlier);

(c) "**Section 551 Amount**" means £55,330,800 for the First Allotment Period and, for any other Allotment Period, the amount specified as such by the Relevant Ordinary Resolution;

(d) "**equity securities**", "**ordinary shares**" and references to the allotment of equity securities shall have the same meanings as in Section 560 of the Companies Act 2006;

(e) "**Section 561 Amount**" means £8,299,620 for the First Allotment Period and, for any other Allotment Period, the amount specified as such in the Relevant Special Resolution;

(f) "**pre-emptive offer**" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings, but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to treasury shares, fractional entitlements, record dates or legal, regulatory or practical problems in, or under the laws of, any territory;

(g) **"Relevant Ordinary Resolution"** means, at any time, the most recently passed resolution varying, renewing or further renewing the authority conferred by Article 6.2;

(h) **"Relevant Special Resolution"** means, at any time, the most recently passed special resolution renewing or further renewing the authority conferred by Article 6.3;

(i) in the case of rights to subscribe for, or to convert any securities into, shares of the Company, the nominal amount of such securities shall be taken to be the nominal amount of the shares which may be allotted pursuant to such rights.

7 Commissions on issue of shares

The Company may exercise the powers of paying commissions conferred by the Statutes to the full extent thereby permitted. The Company may also on any issue of shares pay such brokerage as may be lawful.

8 Renunciation of allotment

The Directors may at any time after the allotment of any share but before any person has been entered in the Register as the holder recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

9 Trust etc. interests not recognised

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust, and the Company shall not be bound by or compelled in any way to recognise any equitable, contingent, future or partial interest in any share, or any interest in any fractional part of a share, or (except only as by these Articles or by law otherwise provided) any other right in respect of any share, except an absolute right to the entirety thereof in the registered member.

10 Evidence of Title to Securities

Nothing in these Articles shall require title to any securities of the Company to be evidenced or transferred by a written instruction, the regulations from time to time made under the Statutes so permitting. The Directors shall have power to implement any arrangements which they may think fit for such evidencing and transfer which accord with those regulations.

Variation of Rights

11 Manner of variation of rights

11.1 Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may, subject to the provisions of the Statutes, be varied or abrogated:

(a) with the consent in writing of the holders of three-quarters in nominal value of the issued shares of the class; or

(b) with the sanction of a Special Resolution passed at a separate General Meeting of the holders of the shares of the class (but not otherwise),

and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up.

11.2 To every such separate General Meeting all the provisions of these Articles relating to General Meetings of the Company and to the proceedings thereat shall (with any necessary modifications) apply, except that:

(a) the necessary quorum at such separate meeting shall be two persons at least holding or representing by proxy at least one-third in nominal value of the issued shares of the class;

(b) at any adjourned meeting any holder of shares of the class present in person or by proxy shall be a quorum;

(c) any holder of shares of the class present in person or by proxy may demand a poll;

(d) every such member shall on a poll have one vote for every share of the class held by him; and

(e) if a meeting is adjourned for any reason including a lack of quorum, the adjourned meeting may be held less than ten clear days after the original meeting notwithstanding article 48.

12 Matters not constituting variation of rights

The special rights attached to any class of shares having preferential rights shall not unless otherwise expressly provided by the terms of issue thereof be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects equally therewith but in no respect in priority thereto.

Share Certificates

13 Form of share certificate

Every share certificate shall be issued under the Seal (or under a Securities Seal or, in the case of shares on a branch register, an official seal for use in the relevant territory) and shall specify the number and class of shares to which it relates and the amount paid up thereon. No certificate shall be issued representing shares of more than one class. No certificate shall normally be issued in respect of shares held by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange.

14 Joint members

In the case of a share held jointly by several persons the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint members shall be sufficient delivery to all.

15 Issue of share certificates

Any person (subject as aforesaid and excluding persons to whom the Company is not required by law to issue a certificate) whose name is entered in the Register in respect of any shares of any one class upon the issue or transfer thereof shall be entitled without payment to a certificate therefor (in the case of issue) within one month (or such longer period as the terms of issue shall provide) after allotment or (in the case of a transfer of fully paid shares) within five business days after lodgment of a transfer or (in the case of a transfer of partly paid shares) within two months after lodgment of a transfer (or in the case of the surrender of a share warrant for cancellation) within two months of the surrender of the warrant.

16 Balance certificate

Where some only of the shares comprised in a share certificate are transferred the old certificate shall be cancelled and a new certificate for the balance of such shares issued in lieu without charge.

17 Replacement of share certificates

17.1 Any two or more certificates representing shares of any one class held by any member may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

17.2 If any member shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request.

17.3 If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of any exceptional out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

17.4 In the case of shares held jointly by several persons any such request may be made by any one of the joint members.

Calls on Shares

18 Power to make calls

The Directors may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or, when permitted, by way of premium) but subject always to the terms of allotment of such shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed and may be made payable by instalments.

19 Liability for calls

Each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. Joint members shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the Directors may determine. The liability of each member is limited to the amount (if any) for the time being unpaid on the shares held by that member.

20 Interest on overdue amounts

If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day appointed for payment thereof to the time of actual payment at such rate (not exceeding 20 per cent. per annum) as the Directors determine but the Directors shall be at liberty in any case or cases to waive payment of such interest wholly or in part.

21 Other sums due on shares

Any sum (whether on account of the nominal value of the share or by way of premium) which by the terms of allotment of a share becomes payable upon allotment or at any fixed date shall for all the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of allotment the same becomes payable. In case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

22 Power to differentiate between members

The Directors may on the allotment of shares differentiate between the members as to the amount of calls to be paid and the times of payment.

23 Payment of calls in advance

The Directors may if they think fit receive from any member willing to advance the same all or any part of the moneys (whether on account of the nominal value of the shares or by way of premium) uncalled and unpaid upon the shares held by him and such payment in advance of calls shall extinguish to the same extent the liability upon the shares in respect of which it is made and upon the money so received (until and to the extent that the same would but for such advance become payable) the Company may pay interest at such rate (not exceeding 15 per cent. per annum) as the member paying such sum and the Directors may agree.

Forfeiture and Lien

24 Notice on failure to pay a call

24.1 If a member fails to pay in full any call or instalment of a call on or before the due date for payment thereof, the Directors may at any time thereafter serve a notice on him requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

24.2 The notice shall name a further day (not being less than seven days from the date of service of the notice) on or before which and the place where the payment required by the notice is to be made and shall state that in the event of non-payment in accordance therewith the shares on which the call has been made will be liable to be forfeited.

25 Forfeiture for non-compliance

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which such notice has been given may at any time thereafter, before payment of all calls and interest and expenses due in respect thereof has been made, be forfeited by a resolution of the Directors to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before forfeiture. The Directors may accept a surrender of any share liable to be forfeited hereunder.

26 Disposal of forfeited shares

A share so forfeited or surrendered shall become the property of the Company and may be sold, reallotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person upon such terms and in such manner as the Directors shall think fit and at any time before a sale, reallotment or disposal the forfeiture or surrender may be cancelled on such terms as the Directors think fit. The Directors may, if necessary, authorise some person to transfer a forfeited or surrendered share to any such other person as aforesaid.

27 Member to remain liable despite forfeiture

A member whose shares have been forfeited or surrendered shall cease to be a member in respect of the shares but shall notwithstanding the forfeiture or surrender remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were presently payable by him to the Company in respect of the shares with interest thereon at 20 per cent. per annum (or such lower rate as the Directors may determine) from the date of forfeiture or surrender until payment and the Directors may at their absolute discretion enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or for any consideration received on their disposal or waive payment in whole or in part.

28 Lien on partly-paid shares

The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of such share and the Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this Article.

29 Sale of shares subject to lien

The Company may sell in such manner as the Directors think fit any share on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 days after a notice in writing stating and demanding payment of the sum presently payable and giving notice of intention to sell in default shall have been given to the holder for the time being of the share or the person entitled thereto by reason of his death or bankruptcy or otherwise by operation of law.

30 Proceeds of sale of shares subject to lien

The net proceeds of such sale after payment of the costs of such sale shall be applied in or towards payment or satisfaction of the amount in respect whereof the lien exists so far as the same is then payable and any residue shall, upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for sums not presently payable as existed upon the shares prior to the sale, be paid to the person entitled to the shares at the time of the sale. For the purpose of giving effect to any such sale the Directors may authorise some person to transfer the shares sold to, or in accordance with the directions of, the purchaser.

31 Evidence of forfeiture

A statutory declaration in writing that the declarant is a Director or the Secretary of the Company and that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. Such declaration shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, reallotted or disposed of shall be registered as the holder of the share and shall not be bound to see to the application of the consideration (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, surrender, sale, reallotment or disposal of the share.

Transfer of Shares

32 Form of transfer

32.1 All transfers of shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Directors and may be under hand only. The instrument of transfer shall be signed by or on behalf of the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. All instruments of transfer which are registered may be retained by the Company.

32.2 All transfers of shares which are in uncertificated form may be effected by means of a relevant system.

33 Right to refuse registration

33.1 The Directors may decline to recognise any instrument of transfer unless:

(a) it is in respect of only one class of share;

(b) it is lodged at the Transfer Office accompanied by the relevant share certificate(s); and

(c) when lodged at the Transfer Office it is accompanied by such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (or, if the instrument of transfer is executed by some other person on his behalf, the authority of that person to do so).

In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange the lodgment of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question.

33.2 The Directors may in their absolute discretion refuse to register any transfer of shares (not being fully paid shares) provided that, where any such shares are admitted to the Official List, such discretion may not be exercised in such a way as to prevent dealings in the shares of that class from taking place on an open and proper basis. The Directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

34 No fee on registration

No fee will be charged by the Company in respect of the registration of any instrument of transfer or other document relating to or affecting the title to any shares or otherwise for making any entry in the Register affecting the title to any shares.

35 Destruction of Documents

35.1 Subject to compliance with the rules (as defined in the Regulations) applicable to shares of the Company in uncertificated form, the Company shall be entitled to destroy:

(a) all instruments of transfer or other documents which have been registered or on the basis of which registration was made at any time after the expiration of six years from the date of registration thereof

(b) all dividend mandates and notifications of change of address at any time after the expiration of two years from the date of recording thereof; and

(c) all share certificates which have been cancelled at any time after the expiration of one year from the date of the cancellation thereof.

35.2 It shall conclusively be presumed in favour of the Company that:

(a) every entry in the Register purporting to have been made on the basis of an instrument of transfer or other document so destroyed was duly and properly made;

(b) every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered;

(c) every share certificate so destroyed was a valid and effective certificate duly and properly cancelled; and

(d) every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company.

35.3 For the purposes of this Article:

(a) the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

(b) nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any other circumstances which would not attach to the Company in the absence of this Article; and

(c) references herein to the destruction of any document include references to the disposal thereof in any manner.

36 Further provisions on shares in uncertificated form

36.1 Subject to the Statutes and the rules (as defined in the Regulations), the Directors may determine that any class of shares may be held in uncertificated form and that title to such shares may be transferred by means of a relevant system or that shares of any class should cease to be held and transferred as aforesaid.

36.2 The provisions of these Articles shall not apply to shares of any class which are in uncertificated form to the extent that such Articles are inconsistent with:

(a) the holding of shares of that class in uncertificated form;

(b) the transfer of title to shares of that class by means of a relevant system; or

(c) any provision of the Regulations.

Transmission of Shares

37 Persons entitled on death

In case of the death of a member, the survivors or survivor where the deceased was a joint member, and the executors or administrators of the deceased where he was a sole or only surviving holder of the shares, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing in this Article shall release the estate of a deceased member (whether a sole or joint member) from any liability in respect of any share held by him.

38 Election by persons entitled by transmission

Any person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law may (subject as hereinafter provided) upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share either be registered himself as holder of the share upon giving to the Company notice in writing of such his desire or transfer such share to some other person. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the notice or transfer were a transfer executed by the member registered as the holder of any such share.

39 Rights of persons entitled by transmission

Save as otherwise provided by or in accordance with these Articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which be would be entitled if he were the registered holder of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company until he shall have been registered as a member in respect of the share.

Untraced Shareholders

40 Untraced Shareholders

40.1 The Company shall be entitled to sell at the best price reasonably obtainable at the time of sale the shares of a member or the shares to which a person is entitled by virtue of transmission on death or bankruptcy or otherwise by operation of law if and provided that:

(a) during the period of 12 years prior to the date of the publication of the advertisements referred to in Article 40.1(b) below (or, if published on different dates, the first thereof) no communication has been received by the Company from the member or the person entitled by transmission and no cheque or warrant sent by the Company through the post in a prepaid letter addressed to the member or to the person entitled by transmission to the shares at his address on the Register or the last known address given by the member or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and at least three dividends in respect of the shares in question have become payable and no dividend in respect of those shares has been claimed; and

(b) the Company shall on expiry of the said period of 12 years have inserted advertisements in both a leading London daily newspaper and in a newspaper circulating in the area in which the address referred to in Article 40.1(a) above is located giving notice of its intention to sell the said shares; and

(c) during the said period of 12 years and the period of three months following the publication of the said advertisements the Company shall have received no communication from such member or person; and

(d) notice shall have been given to the Quotations Department of The Stock Exchange in London of its intention to make such sale.

40.2 To give effect to any such sale the Company may appoint any person to execute as transferor an instrument of transfer of the said shares and such instrument of transfer shall be as effective as if it had been executed by the registered member or the person entitled by transmission to such shares and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating thereto. The net proceeds of sale shall belong to the Company which shall be obliged to account to the former member or other person previously entitled as aforesaid for an amount equal to such proceeds and shall enter the name of such former member or other person in the books of the Company as a creditor for such amount which shall be a permanent debt of the Company. No trust shall be created in respect of the debt, no interest shall be payable in respect of the same and the Company shall not be required to account for any money earned on the net proceeds, which may be employed in the business of the Company or invested in such investments (other than shares of the Company or its holding company if any) as the Directors may from time to time think fit.

40.3 In the case of shares in uncertificated form, the foregoing provisions of this Article are subject to any restrictions applicable under the Regulations.

General Meetings

41 Annual General Meetings

An Annual General Meeting shall be held in each period of 6 months beginning with the day following the Company's accounting reference date, at such place, date and time as may be determined by the Directors.

42 Convening of General Meetings

The Directors may whenever they think fit, and shall on requisition in accordance with the Statutes, proceed to convene a General Meeting.

Notice of General Meetings

43 Notice of General Meetings

43.1 An Annual General Meeting shall be called by notice of at least 21 days.

43.2 Any other General Meeting shall be called by notice of at least 21 days or, if the conditions set out in Section 307A of the Companies Act 2006 are satisfied, at least 14 days.

43.3 The period of notice shall in either case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of these Articles entitled to receive such notices from the Company. The Company may determine that only those persons entered on the Register at the close of business on a day decided by the Company, such day being no more than 21 days before the day that notice of the meeting is sent, shall be entitled to receive such a notice.

43.4 A General Meeting, notwithstanding that it has been called by a shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an Annual General Meeting by all the members entitled to attend and vote thereat; and

(b) in the case of any other General Meeting by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

44 Contents of notice of General Meetings

44.1 Every notice calling a General Meeting shall specify the place, date and time of the meeting.

44.2 There shall appear with reasonable prominence in every such notice:

(a) the address of a website which contains the information required by Section 311A of the Companies Act 2006 to be available;

(b) a statement that the right to vote at the meeting is determined by reference to the Register and of the time that right is determined;

(c) a statement of the procedures for members to be able to attend and vote at the meeting (including the date by which they must comply);

(d) a statement that a member is entitled to appoint another person as his proxy to exercise all or any of his rights to attend and to speak and vote;

(e) a statement that a proxy need not be a member of the Company;

(f) details of proxy appointment forms; and

(g) a statement of the right of members to ask questions at meetings.

44.3 If a notice calling an Annual General Meeting is given more than six weeks before the meeting takes place, the notice must also include statements of the rights of shareholders to require the company to:

(a) give notice of a resolution to be moved at the meeting in accordance with Section 338 of the Companies Act 2006; and

(b) include a matter in the business to be dealt with at the meeting in accordance with Section 338A of the Companies Act 2006.

44.4 In the case of an Annual General Meeting, the notice shall also specify the meeting as such.

44.5 For the purposes of determining which persons are entitled to attend or vote at a meeting, and how many votes such persons may cast, the Company must specify in the notice of the meeting a time, not more than 48 hours before the time fixed for the meeting, by which a person must be entered on the Register in order to have the right to attend or vote at the meeting. The Directors may at their discretion resolve that, in calculating such period, no account shall be taken of any part of any day that is not a working day (within the meaning of Section 1173 of the Companies Act 2006).

44.6 In the case of any General Meeting at which business other than routine business is to be transacted, the notice shall specify the general nature of such business; and if any resolution is to be proposed as a Special Resolution, the notice shall contain a statement to that effect.

45 Routine Business

For the purposes of Article 44.6 above, routine business shall mean and include only business transacted at an Annual General Meeting of the following classes, that is to say:

45.1 declaring dividends;

45.2 receiving and/or adopting the accounts, the reports of the Directors and Auditors and other documents required to be attached or annexed to the accounts;

45.3 appointing or reappointing Directors to fill vacancies arising at the meeting on retirement whether by rotation or otherwise;

45.4 reappointing the retiring Auditors (unless they were last appointed otherwise than by the Company in General Meeting); and

45.5 fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

Proceedings at General Meetings

46 Chairman

The Chairman of the Directors, failing whom the Senior Independent Director, shall preside as chairman at a General Meeting. If neither the Chairman nor the Senior Independent Director are present within five minutes after the time appointed for holding the meeting or neither the Chairman nor the Senior Independent Director are willing to act as chairman, the Directors present shall choose one of their number (or, if no Director be present or if all the Directors present decline to take the chair, a member may be elected to be the chairman by an Ordinary Resolution of the Company passed at the meeting.

47 Quorum

No business shall be transacted at any General Meeting unless a quorum is present at the time when the meeting proceeds to business. Two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

48 Lack of quorum

If within five minutes from the time appointed for a General Meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting, if convened on the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day and such time and place as may have been specified for the purpose in the notice convening the meeting or (if not so specified) as the chairman of the meeting may determine, provided in the latter case that not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting and that the adjourned meeting shall be held not less than ten clear days after the original meeting. At the adjourned meeting two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

49 Adjournment

49.1 The chairman of any General Meeting at which a quorum is present may adjourn the meeting if:

49.1.1 the members consent to an adjournment by passing an Ordinary Resolution; or

49.1.2 the chairman considers it necessary to restore order or to otherwise facilitate the proper conduct of the meeting; or

49.1.3 the chairman considers it necessary for the safety of the people attending the meeting (including if there is insufficient room at the meeting venue to accommodate everyone who wishes to, and is entitled to, attend).

49.2 The chairman of any General Meeting at which a quorum is present must adjourn the meeting if requested to do so by the meeting.

49.3 If the Chairman adjourns a meeting he may specify the time and place to which it is adjourned. Where a meeting is adjourned without specifying a new time and place, the time and place for the adjourned meeting shall be fixed by the Directors.

49.4 No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place.

50 Notice of adjourned meeting

When a meeting is adjourned for 30 days or more or until a time to be fixed at a later date, not less than seven days' notice of the adjourned meeting shall be given in like manner as in the case of the original meeting. Save as expressly provided in these Articles, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

51 Amendments to resolutions

If an amendment shall be proposed to any resolution under consideration but shall in good faith be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

52 Security arrangements and orderly conduct

52.1 The Directors may put in place such arrangements or restrictions as they think fit to ensure the safety and security of the attendees at a General Meeting and the orderly conduct of the meeting, including requiring attendees to submit to searches.

52.2 The Directors may refuse entry to, or remove from, a General Meeting any member, proxy or other person who fails to comply with such arrangements or restrictions.

52.3 The chairman of a General Meeting may take such action as he thinks fit to maintain the proper and orderly conduct of the meeting.

53 Satellite meeting places

53.1 To facilitate the organisation and administration of any General Meeting, the Directors may decide that the meeting shall be held at two or more locations.

53.2 For the purposes of these Articles any General Meeting taking place at two or more locations shall be treated as taking place where the chairman of the meeting presides (the "**principal meeting place**") and any other location where that meeting takes place is referred to in these Articles as a "**satellite meeting**".

53.3 A member present in person or by proxy at a satellite meeting may be counted in the quorum and may exercise all rights that they would have been able to exercise if they were present at the principal meeting place.

53.4 The Directors may make and change from time to time such arrangements as they shall in their absolute discretion consider appropriate to:

53.4.1 ensure that all members and proxies for members wishing to attend the meeting can do so;

53.4.2 ensure that all persons attending the meeting are able to participate in the business of the meeting and to see and hear anyone else addressing the meeting;

53.4.3 ensure the safety of persons attending the meeting and the orderly conduct of the meeting; and

53.4.4 restrict the numbers of members and proxies at any one location to such number as can safely and conveniently be accommodated there.

53.5 The entitlement of any member or proxy to attend a satellite meeting shall be subject to any such arrangements then in force and stated by the notice of meeting or adjourned meeting to apply to the meeting.

53.6 If there is a failure of communication equipment or any other failure in the arrangements for participation in the meeting at more than one place, the Chairman may adjourn the meeting in accordance with Article 49.1.2. Such an adjournment will not affect the validity of such meeting, or any business conducted at such meeting up to the point of adjournment, or any action taken pursuant to such meeting.

53.7 A person (a "**Satellite Chairman**") appointed by the Directors shall preside at each satellite meeting. Every Satellite Chairman shall carry out all requests made of him by the chairman of the General Meeting, may take such action as he thinks to maintain the proper and orderly conduct of the satellite meeting and shall have all powers necessary or desirable for such purposes.

Polls

54 Demand for poll

54.1 At any General Meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded by:

(a) the chairman of the meeting; or

(b) not less than three members present in person or by proxy and entitled to vote; or

(c) a member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) a member or members present in person or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

54.2 A demand for a poll may be withdrawn only with the approval of the meeting. Unless a poll is demanded a declaration by the chairman of the meeting that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the minute book, shall be conclusive evidence of that fact without proof of the number of proportion or the votes recorded for or against such resolution.

55 Procedure on a poll

If a poll is demanded, it shall be taken in such manner (including the use of ballot or voting papers or tickets) as the chairman of the meeting may direct, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

56 Timing of poll

A poll demanded on the choice of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than 30 days from the date of the meeting) and place as the chairman may direct. No notice need be given of a poll nor taken immediately. The demand for a poll shall not prevent the continuance of the meeting for the transaction of any business other than the question on which the poll has been demanded.

Votes of Members

57 Votes attaching to shares

Subject to article 44.5 and to any special rights or restrictions as to voting attached by or in accordance with these Articles to any class of shares:

(a) on a show of hands every member who is present in person and, subject to article 57(b) every proxy present who has been duly appointed by a member entitled to vote on the resolution shall have one vote;

(b) on a show of hands, a proxy has one vote for and one vote against the resolution if the proxy has been duly appointed by more than one member entitled to vote on the resolution, and the proxy has been instructed:

  (i) by one or more of those members to vote for the resolution and by one or more other of those members to vote against it; or

  (ii) by one or more of those members to vote either for or against the resolution and by one or more other of those members to use his discretion as to how to vote; and

(c) on a poll, every member who is present in person or by proxy shall have one vote for every share of which he is the holder.

58 Votes of joint members

In the case of joint members the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint members and for this purpose seniority shall be determined by the order in which the names stand in the Register in respect of the share.

59 Restriction on voting in particular circumstances

59.1 No member shall, unless the Directors otherwise determine, be entitled in respect of any share held by him to vote either personally or by proxy at a General Meeting or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company if any call or other sum presently payable by him to the Company in respect of that share remains unpaid.

59.2 If any member, or any other person appearing to be interested in shares (within the meaning of Part 22 of the Companies Act 2006) held by such member, has been duly served with a notice under Section 793 of the Companies Act 2006 and is in default for the prescribed period in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) in respect of:

(a) the shares comprising the shareholding account in the Register which comprises or includes the shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "**default shares**" which expression shall include any further shares which are issued in respect of such shares after the date of the notice under Section 793 of the Companies Act 2006); and

(b) any other shares held by the member,

the member shall not (for so long as the default continues) nor shall any transferee to which any of such shares are transferred other than pursuant to an approved transfer or pursuant to Article 59.3(b) below be entitled to vote either personally or by proxy at a General Meeting of the Company or a meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to General Meetings of the Company or meetings of the holders of any class of shares of the Company.

59.3 Where the default shares represent at least 0.25 per cent of the issued shares of the class in question, the Directors may in their absolute discretion by notice (a "**direction notice**") to such member direct that:

(a) any dividend or part thereof or other money which would otherwise be payable in respect of the default shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the member and the member shall not be entitled to elect to receive shares in lieu of dividend; and/or

(b) no transfer of any of the shares held by such member shall be registered unless the transfer is an approved transfer or:

(i) the member is not himself in default as regards supplying the information required; and

(ii) the transfer is of part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that after due and careful enquiry the member is satisfied that none of the shares the subject of the transfer are default shares.

provided that, in the case of shares in uncertificated form, the Directors may only exercise their discretion not to register a transfer if permitted to do so by the Regulations.

Any direction notice may treat shares of a member in certificated and uncertificated form as separate holdings and either apply only to the former or to the latter or make different provision for the former and the latter.

Upon the giving of a direction notice its terms shall apply accordingly.

59.4 The Company shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but the failure or omission by the Company to do so shall not invalidate such notice.

59.5 Save as herein provided any direction notice shall have effect in accordance with its terms for so long as the default in respect of which the direction notice was issued continues and shall cease to have effect thereafter upon the Directors so determining (such determination to be made within a period of one week of the default being duly remedied with written notice thereof being given forthwith to the member).

59.6 Any direction notice shall cease to have effect in relation to any shares which are transferred by such member by means of any approved transfer or in accordance with Article 59.3(b) above.

59.7 For the purposes of this Article:

(a) a person shall be treated as appearing to be interested in any shares if the member holding such shares has been served with a notice under the said Section 793 and either:

(i) the member has named such person as being so interested; or

(ii) (after taking into account the response of the member to the said notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares;

(b) the prescribed period is 28 days from the date of service of the notice under the said Section 793 except that if the shares in respect of which the said notice is given represent at least 0.25 per cent. of the issued shares of that class at the time of the giving of the relevant notice under the said Section 793, the prescribed period is 14 days from such date; and

(c) a transfer of shares is an approved transfer if:

(i) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a takeover offer for a company (as defined in Section 974 of the Companies Act 2006); or

(ii) the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the member or with any person appearing to be interested in such shares including any such sale made through The Stock Exchange or any other recognised investment exchange or any stock exchange outside the United Kingdom on which the Company's shares are normally traded. For the purposes of this sub-paragraph any associate (as that term is defined in Section 435 of the Insolvency Act 1986) shall be included amongst the persons who are connected with the member or any person appearing to be interested in such shares.

59.8 The provisions of this Article are in addition and without prejudice to the provisions of the Companies Acts.

60 Validity and result of vote

No objection shall be raised as to the admissibility of any vote or the correctness of the result of any voting upon a resolution except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered or the resolution passed and every vote not disallowed at such meeting and every resolution declared thereat to be passed shall be valid for all purposes. Any such objection shall be referred to the chairman of the meeting whose decision shall be final and conclusive.

Proxies and Corporate Representatives

61 Appointment of proxies

61.1 A member is entitled to appoint a proxy or (subject to Article 62) proxies to exercise all or any of his rights to attend and to speak and vote at a General Meeting.

61.2 On a poll votes may be given either personally or by proxy and a person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

61.3 A proxy need not be a member of the Company.

62 Multiple Proxies

A member may appoint more than one proxy in relation to a meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by him.

63 Form of proxy

The appointment of a proxy must be in writing in any usual or common form or in any other form which the Directors may approve and:

(a) in the case of an individual must either be signed by the appointor or his attorney or authenticated in accordance with Article 128; and

(b) in the case of a corporation must be either given under its common seal or be signed on its behalf by an attorney or a duly authorised officer of the corporation or authenticated in accordance with Article 128.

Any signature on or authentication of such appointment need not be witnessed. Where an appointment of a proxy is signed or authenticated in accordance with Article 128 on behalf of the appointor by an attorney, the power of attorney or a copy thereof certified notarially or in some other way approved by the Directors must (failing previous registration with the Company) be submitted to the Company, failing which the appointment may be treated as invalid.

64 Deposit of form of proxy

64.1 The appointment of a proxy (together with any supporting documentation required under Article 63) must be received at the address or one of the addresses (if any) specified for that purpose in, or by way of note to, or in any document accompanying, the notice convening the meeting (or if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than 48 hours before the commencement of the meeting or adjourned meeting to which it relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after the poll was demanded, not less than 48 hours before the commencement of the meeting or adjourned meeting at which the poll was demanded; and

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than 24 hours before the time appointed for the taking of the poll;

and in default shall not be treated as valid.

64.2 The Directors may at their discretion determine that, in calculating the periods mentioned in Article 64.1, no account shall be taken of any part of any day that is not a working day (within the meaning of Section 1173 of the Companies Act 2006).

64.3 Without limiting the foregoing, in relation to any shares in uncertificated form the Directors may permit a proxy to be appointed by electronic means or by means of a website in the form of an Uncertificated Proxy Instruction (that is, a properly authenticated dematerialised instruction, and/or other instruction or notification, sent by means of a relevant system to such participant in that system acting on behalf of the Company as the Directors may prescribe, in such form and subject to such terms and conditions as may from time to time be prescribed by the Directors (subject always to the facilities and requirements of the relevant system)); and may permit any supplement to, or amendment or revocation of, any such Uncertificated Proxy Instruction to be made by a further Uncertificated Proxy Instruction. The Directors may in addition prescribe the method of determining the time at which any such instruction or notification is to be treated as received by the Company. The Directors may treat any such instruction or notification purporting or expressed to be sent on behalf of a holder of a share as sufficient evidence of the authority of the person sending the instruction to send it on behalf of that member.

64.4 The appointment of a proxy shall, unless the contrary is stated thereon, be as valid for any adjournment of a meeting as it is for the meeting to which it relates. An appointment relating to more than one meeting (including any adjournment of any such meeting) having once been delivered in accordance with this Article 64 for the purposes of any such meeting does not need to be delivered again for the purposes of any subsequent meeting to which it relates.

65 Rights of proxy

Subject to the Statutes, a proxy shall have the right to exercise all or any of the rights of his appointor, or (where more than one proxy is appointed) all or any of the rights attached to the shares in respect of which he is appointed the proxy to attend, and to speak and vote, at a meeting of the Company.

66 Termination of proxy's authority

66.1 Neither the death or insanity of a member who has appointed a proxy, nor the revocation or termination by a member of the appointment of a proxy (or of the authority under which the appointment was made), shall invalidate the proxy or the exercise of any of the rights of the proxy thereunder, unless notice of such death, insanity, revocation or termination shall have been received by the Company in accordance with Article 66.2.

66.2 Any such notice of death, insanity, revocation or termination must be received at the address or one of the addresses (if any) specified for receipt of proxies in, or by way of note to, or in any document accompanying, the notice convening the meeting to which the appointment of the proxy relates (or if no address is so specified, at the Transfer Office):

(a) in the case of a meeting or adjourned meeting, not less than one hour before the commencement of the meeting or adjourned meeting to which the proxy appointment relates;

(b) in the case of a poll taken following the conclusion of a meeting or adjourned meeting, but not more than 48 hours after it was demanded, not less than one hour before the commencement of the meeting or adjourned meeting at which the poll was demanded; or

(c) in the case of a poll taken more than 48 hours after it was demanded, not less than one hour before the time appointed for the taking of the poll.

Corporations acting by Representatives

67 Corporations acting by representatives

Subject to the Statutes, any corporation which is a member of the Company may by resolution of its directors or other governing body authorise a person or persons to act as its representatives at any General Meeting of the Company or a meeting of the holders of any class of shares of the Company.

Directors

68 Number of Directors

Subject as hereinafter provided the Directors shall not be less than three nor more than 15 in number. The Company may by Ordinary Resolution from time to time vary the minimum number and/or maximum number of Directors.

69 Share qualification

A Director shall not be required to hold any shares of the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at General Meetings.

70 Directors' fees

70.1 The ordinary remuneration of the Directors shall from time to time be determined by the Directors except that such remuneration shall not exceed £300,000 per annum in aggregate or such higher amount as may from time to time be determined by Ordinary Resolution of the Company.

70.2 Such ordinary remuneration shall (unless otherwise provided by Ordinary Resolution) be divisible among the Directors as they may agree, or, failing agreement, equally, except that any Director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

71 Other remuneration of Directors

Any Director who holds any executive office (including for this purpose the office of Chairman or Senior Independent Director whether or not such office is held in an executive capacity), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid such extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

72 Directors' expenses

The Directors may repay to any Director all such reasonable expenses as he may incur in attending and returning from meetings of the Directors or any committee of the Directors or General Meetings or otherwise in connection with the business of the Company.

73 Directors' pensions and other benefits

The Directors shall have power to pay and agree to pay gratuities, pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any Director or ex-Director and for the purpose of providing any such gratuities, pensions or other benefits to contribute to any scheme or fund or to pay premiums.

74 Appointment of executive Directors

74.1 The Directors may from time to time appoint one or more of their body to be the holder of any executive office on such terms and for such period as they may (subject to the provisions of the Statutes) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.

74.2 The appointment of any Director to the office of Chairman or Senior Independent Director or Chief Executive shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

74.3 The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

75 Powers of executive Directors

The Directors may entrust to and confer upon any Director holding any executive office any of the powers exercisable by them as Directors upon such terms and conditions and with such restrictions as they think fit, and either collaterally with or to the exclusion of their own powers, and may from time to time revoke, withdraw, alter or vary all or any of such powers.

Appointment and Retirement of Directors

76 Vacation of office

The office of a Director shall be vacated in any of the following events, namely:

(a) if he shall become prohibited by law from acting as a Director;

(b) if he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

(c) if he shall have a bankruptcy order made against him or shall compound with his creditors generally or shall apply to the court for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act;

(d) if in any jurisdiction an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

(e) if he shall be removed from office by notice in writing served upon him signed by all his co-Directors, but so that if he holds an appointment to an executive office which thereby automatically determines such removal shall be deemed an act of the Company and shall have effect without prejudice to any claim for damages for breach of any contract of service between him and the Company;

(f) if he is absent from meetings of the Directors for six months without leave, and the Directors resolve that his office be vacated;

(g) if he is removed from office pursuant to these presents; or

(h) if, being an Executive Director, his employment with the Company and/or its subsidiaries terminates for whatsoever cause, unless in any case the Directors otherwise resolve.

77 Retirement at Annual General Meetings

77.1 At each Annual General Meeting all those Directors who were elected or last re-elected at or before the Annual General Meeting held in the third calendar year before the current year shall retire from office by rotation.

77.2 A retiring Director shall be eligible for re-election.

78 Re-election of retiring Director

The Company at the meeting at which a Director retires under any provision of these Articles may by Ordinary Resolution fill the office being vacated by electing thereto the retiring Director or some other person eligible for appointment. In default the retiring Director shall be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost;

(b) where such Director has given notice in writing to the Company that he is unwilling to be re-elected;

(c) where the default is due to the moving of a resolution in contravention of the next following Article.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

79 Election of two or more Directors

A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

80 Removal of Director

The Company may in accordance with and subject to the provisions of the Statutes by Ordinary Resolution of which special notice has been given remove any Director from office (notwithstanding any provision of these Articles or of any agreement between the Company and such Director, but without prejudice to any claim he may have for damages for breach of any such agreement) and appoint another person in place of a Director so removed from office. In default of such appointment the vacancy arising upon the removal of a Director from office may be filled as a casual vacancy.

81 Election or appointment of additional Director

The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director. Without prejudice thereto the Directors shall have power at any time so to do, but so that the total number of Directors shall not thereby exceed the maximum number (if any) fixed by or in accordance with these Articles. Any person so appointed by the Directors shall hold office only until the next Annual General Meeting and shall then be eligible for election.

82 Alternate Directors

82.1 Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (including another Director) to be his alternate Director and may in like manner at any time terminate such appointment. Such appointment, unless previously approved by the Directors, shall have effect only upon and subject to being so approved.

82.2 The appointment of an alternate Director shall determine on the happening of any event which if he were a Director would cause him to vacate such office or if his appointor ceases to be a Director.

82.3 An alternate Director shall be entitled to receive notices of meetings of the Directors and shall be entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Articles shall apply as if he (instead of his appointor) were a Director. If he shall be himself a Director or shall attend any such meeting as an alternate for more than one Director, his voting rights shall be cumulative. If his appointor is temporarily unable to act through ill health or disability his signature to or approval of any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committees of the Directors the foregoing provisions of this paragraph shall also apply (with any necessary modifications) to any meeting of any such committee of which his appointor is a member. An alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of these Articles.

82.4 An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent (with any necessary modifications) as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

Meetings and Proceedings of Directors

83 Convening of meetings of Directors

83.1 Subject to the provisions of these Articles, the Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. At any time any Director may, and the Secretary on the requisition of a Director shall, summon a meeting of the Directors. Any Director may waive notice of any meeting and any such waiver may be retroactive.

83.2 The Directors, and any committee of the Directors, shall be deemed to meet together if, being in separate locations, they are nonetheless linked by conference telephone or other communication equipment which allows those participating to hear and speak to each other, and a quorum in that event shall be two persons so linked. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

84 Quorum

The quorum necessary for the transaction of business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number shall be two. A meeting of the Directors at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

85 Casting vote

Questions arising at any meeting of the Directors shall be determined by a majority of votes. In case of an equality of votes, only the Chairman or Senior Independent Director for the time being of the Company being the chairman of the meeting shall have a second or casting vote.

86 Number of Directors below minimum

The continuing Directors may act notwithstanding any vacancies, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling such vacancies or of summoning General Meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two members may summon a General Meeting for the purpose of appointing Directors.

87 Chairman

The Directors may elect from their number a Chairman and a Senior Independent Director and determine the period for which each is to hold office. If no Chairman or Senior Independent Director shall have been appointed or if at any meeting of the Directors no Chairman or Senior Independent Director shall be present within five minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

88 Directors' written resolutions

88.1 A Directors' written resolution is adopted when a majority of the Directors entitled to vote on such resolution have:

(a) signed one or more copies of it; or

(b) otherwise indicated their agreement to it in writing.

88.2 A Directors' written resolution is not adopted if the number of Directors who have signed it is less than the quorum for Directors' meetings.

88.3 Once a Directors' written resolution has been adopted, it must be treated as if it had been a resolution passed at a Directors' meeting in accordance with the Articles.

89 Appointment and constitution of committees of Directors

The Directors may delegate any of their powers or discretions (including without prejudice to the generality of the foregoing all powers and discretions whose exercise involves or may involve the payment of remuneration to or the conferring of any other benefit on all or any of the Directors) to committees consisting of one or more members of their body and (if thought fit) one or more other persons co-opted as hereinafter provided. In so far as any such power or discretion is delegated to a committee any reference in these Articles to the exercise by the Directors of the power or discretion so delegated shall be read and construed as if it were a reference to the exercise by such committee. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations which may from time to time be imposed by the Directors. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee but so that:

(a) the number of co-opted members shall be less than one-half of the total number of members of the committee; and

(b) no resolution of the committee shall be effective unless a majority of the members of the committee present throughout the meeting are Directors.

90 Proceedings of committee meetings

The meetings and proceedings of any such committee consisting of two or more persons shall be governed (with any necessary modifications) by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under the last preceding Article.

91 Validity of proceedings

All acts done by any meeting of Directors, or of any such committee, or by any person acting as a member of any such committee, shall, as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any of the persons acting as aforesaid, or that any such persons were disqualified or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

Directors Interests

92 Authorisation of Directors' interests

92.1 For the purposes of Section 175 of the Companies Act 2006, the Directors shall have the power to authorise any matter which would or might otherwise constitute or give rise to a breach of the duty of a Director under that Section to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company.

92.2 Authorisation of a matter under this Article shall be effective only if:

(a) the matter in question shall have been proposed in writing for consideration at a meeting of the Directors, in accordance with the Board's normal procedures or in such other manner as the Directors may determine;

(b) any requirement as to the quorum at the meeting of the Directors at which the matter is considered is met without counting the Director in question and any other interested Director (together the "**Interested Directors**"); and

(c) the matter was agreed to without the Interested Directors voting or would have been agreed to if the votes of the Interested Directors had not been counted.

92.3 Any authorisation of a matter under this Article shall extend to any actual or potential conflict of interest which may reasonably be expected to arise out of the matter so authorised.

92.4 Any authorisation of a matter under this Article shall be subject to such conditions or limitations as the Directors may determine, whether at the time such authorisation is given or subsequently, and may be terminated by the Directors at any time. A Director shall comply with any obligations imposed on him by the Directors pursuant to any such authorisation.

92.5 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any matter authorised by the Directors under this Article and any contract, transaction or arrangement relating thereto shall not be liable to be avoided on the grounds of any such benefit.

93 Directors may have interests

93.1 Subject to compliance with Article 93.2, a Director, notwithstanding his office, may have an interest of the following kind:

(a) where a Director (or a person connected with him) is a director or other officer of, or employed by, or otherwise interested (including by the holding of shares) in, any Relevant Company;

(b) where a Director (or a person connected with him) is a party to, or otherwise interested in, any contract, transaction or arrangement with a Relevant Company, or in which the Company is otherwise interested;

(c) where the Director (or a person connected with him) acts (or any firm of which he is a partner, employee or member acts) in a professional capacity for any Relevant Company (other than as Auditor) whether or not he or it is remunerated therefor;

(d) an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(e) an interest, or a transaction or arrangement giving rise to an interest, of which the Director is not aware;

(f) any matter previously authorised under Article 92.1; or

(g) any other interest authorised by Ordinary Resolution.

No authorisation under Article 92 shall be necessary in respect of any such interest.

93.2 The Director shall declare the nature and extent of any interest permitted under Article 93.1, and not falling within Article 93.3, at a meeting of the Directors or in the manner set out in Section 184 or 185 of the Companies Act 2006.

93.3 No declaration of an interest shall be required by a Director in relation to an interest:

(a) falling within paragraph (d), (e) or (f) of Article 93.1;

(b) if, or to the extent that, the other Directors are already aware of such interest (and for this purpose the other Directors are treated as aware of anything of which they ought reasonably to be aware); or

(c) if, or to the extent that, it concerns the terms of his service contract (as defined in Section 227 of the Companies Act 2006) that have been or are to be considered by a meeting of the Directors, or by a committee of Directors appointed for the purpose under these Articles.

93.4 A Director shall not, save as otherwise agreed by him, be accountable to the Company for any benefit which he (or a person connected with him) derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any Relevant Company or for such remuneration, each as referred to in Article 93.1, and no such contract, transaction or arrangement shall be liable to be avoided on the grounds of any such interest or benefit.

93.5 For the purposes of this Article, "**Relevant Company**" shall mean: .

(a) the Company;

(b) a subsidiary undertaking of the Company;

(c) any holding company of the Company or a subsidiary undertaking of any such holding company;

(d) any body corporate promoted by the Company; or

(e) any body corporate in which the Company is otherwise interested.

94 Restrictions on quorum and voting

94.1 Save as provided in this Article, and whether or not the interest is one which is authorised pursuant to Article 92 or permitted under Article 93, a Director shall not be entitled to vote on any resolution in respect of any contract, transaction or arrangement, or any other proposal, in which he (or a person connected with him) is interested. Any vote of a Director in respect of a matter where he is not entitled to vote shall be disregarded.

94.2 A Director shall not be counted in the quorum for a meeting of the Directors in relation to any resolution on which he is not entitled to vote.

94.3 Subject to the provisions of the Statutes, a Director shall (in the absence of some other interest than is set out below) be entitled to vote, and be counted in the quorum, in respect of any resolution concerning any contract, transaction or arrangement, or any other proposal:

(a) in which he has an interest of which he is not aware;

(b) in which he has an interest which cannot reasonably be regarded as likely to give rise to a conflict of interest;

(c) in which he has an interest only by virtue of interests in shares, debentures or other securities of the Company, or by reason of any other interest in or through the Company;

(d) which involves the giving of any security, guarantee or indemnity to the Director or any other person in respect of:

(i) money lent or obligations incurred by him or by any other person at the request of or for the benefit of the Company or any of its subsidiary undertakings; or

(ii) a debt or other obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(e) concerning an offer of shares or debentures or other securities of or by the Company or any of its subsidiary undertakings

(i) in which offer he is or may be entitled to participate as a holder of securities; or

(ii) in the underwriting or sub-underwriting of which he is to participate;

(f) concerning any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor, employee or otherwise, provided that he (together with persons connected with him) is not the holder of, or beneficially interested in, one per cent or more of the issued equity share capital of any class of such body corporate or of the voting rights available to members of the relevant body corporate;

(g) relating to an arrangement for the benefit of the employees or former employees of the Company or any of its subsidiary undertakings which does not award him any privilege or benefit not generally awarded to the employees or former employees to whom such arrangement relates;

(h) concerning the purchase or maintenance by the Company of insurance for any liability for the benefit of Directors or for the benefit of persons who include Directors;

(i) concerning the giving of indemnities in favour of Directors;

(j) concerning the funding of expenditure by any Director or Directors on:

(i) defending criminal, civil or regulatory proceedings or actions against him or them;

(ii) in connection with an application to the court for relief; or

(iii) defending him or them in any regulatory investigations;

(k) concerning the doing of anything to enable any Director or Directors to avoid incurring expenditure as described in paragraph (j); and

(l) in respect of which his interest, or the interest of Directors generally, has been authorised by Ordinary Resolution.

94.4 Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company (or any body corporate in which the Company is interested), the proposals may be divided and considered in relation to each Director separately. In such case, each of the Directors concerned (if not debarred from voting under paragraph (f) of Article 94.3) shall be entitled to vote, and be counted in the quorum, in respect of each resolution except that concerning his own appointment or the fixing or variation of the terms thereof.

94.5 If a question arises at any time as to whether any interest of a Director prevents him from voting, or being counted in the quorum, under this Article, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any Director other than himself shall be final and conclusive, except in a case where the nature or extent of the interest of such Director has not been fairly disclosed. If any such question shall arise in respect of the chairman of the meeting, the question shall be decided by resolution of the Directors and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the Directors.

95 Confidential information

95.1 Subject to Article 95.2, if a Director, otherwise than by virtue of his position as Director, receives information in respect of which he owes a duty of confidentiality to a person other than the Company, he shall not be required:

(a) to disclose such information to the Company or to the Directors, or to any Director, officer or employee of the Company; or

(b) otherwise use or apply such confidential information for the purpose of or in connection with the performance of his duties as a Director.

95.2 Where such duty of confidentiality arises out of a situation in which the Director has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company, Article 95.1 shall apply only if the conflict arises out of a matter which has been authorised under Article 92 above or falls within Article 93 above.

95.3 This Article is without prejudice to any equitable principle or rule of law which may excuse or release the Director from disclosing information, in circumstances where disclosure may otherwise be required under this Article.

96 Directors' interests - general

96.1 For the purposes of Articles 92 to 96:

(a) an interest of a person who is connected with a Director shall be treated as an interest of the Director; and

(b) Section 252 of the Companies Act 2006 shall determine whether a person is connected with a Director.

96.2 Where a Director has an interest which can reasonably be regarded as likely to give rise to a conflict of interest, the Director may, and shall if so requested by the Directors take such additional steps as may be necessary or desirable for the purpose of managing such conflict of interest, including compliance with any procedures laid down from time to time by the Directors for the purpose of managing conflicts of interest generally and/or any specific procedures approved by the Directors for the purpose of or in connection with the situation or matter in question, including without limitation:

(a) absenting himself from any meetings of the Directors at which the relevant situation or matter falls to be considered; and

(b) not reviewing documents or information made available to the Directors generally in relation to such situation or matter and/or arranging for such documents or information to be reviewed by a professional adviser to ascertain the extent to which it might be appropriate for him to have access to such documents or information.

96.3 The Company may by Ordinary Resolution ratify any contract, transaction or arrangement, or other proposal, not properly authorised by reason of a contravention of any provisions of Articles 92 to 96.

Powers of Directors

97 Borrowing Powers

97.1 Subject as hereinafter provided and to the provisions of the Statutes, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

97.2 The Directors shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiaries (if any) so as to secure (but as regards its subsidiaries only in so far as by the exercise of such rights or powers of control the Directors can secure) that the aggregate of the amounts for the time being remaining undischarged of all moneys borrowed by the Group and for the time being owing to persons outside the Group shall not without the previous sanction of an Ordinary Resolution of the Company at any time exceed an amount equal to twice the Adjusted Capital and Reserves.

97.3 No person dealing with the Company or any of its subsidiaries shall by reason of the foregoing provision be concerned to see or enquire whether the limit is observed and no debt incurred or security given in excess of such limit shall be invalid or ineffectual unless the lender or the recipient of the security had at the time when the debt was incurred or the security given express notice that the limit hereby imposed had been or would thereby be exceeded.

97.4 When the aggregate amount of borrowings required to be taken into account for the purposes of this Article on any particular day is to be ascertained, any such borrowings denominated or repayable in a currency other than sterling shall be converted for the purposes of calculating the sterling equivalent at the rate of exchange prevailing on that day in London. Provided that any of such borrowings shall be converted at the rate of exchange prevailing in London six months before such day if thereby such aggregate amount would be less (and so that for this purpose the rate of exchange shall be taken as the middle market rate at the close of business as quoted to the Company by such London clearing bank as it may choose).

97.5 If immediately after and as a result only of the acquisition by the Company or any subsidiary of immovable property subject to a mortgage or charge, or of a subsidiary with borrowings outstanding at the date of acquisition, the aggregate principal amount to be taken into account above exceeds the limit imposed by this Article, such acquisition shall not constitute a breach thereof if within 12 months of the acquisition the aggregate nominal or principal amount to be taken into account as aforesaid is reduced to an amount not exceeding such limit.

97.6 A certificate or report by the Auditors as to the amount of the Adjusted Capital and Reserves or the amount of any borrowings or to the effect that the limit imposed by this Article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of such amount or fact for the purposes of this Article.

97.7 For the purposes of this Article 97:

(a) the "**Adjusted Capital and Reserves**" means at any material time the amount as certified by the Auditors of the Company (the "**Auditors**") paid up or credited as paid up on the share capital of the Company plus the aggregate of the amounts standing to the credit of the capital and revenue reserves including share premium account and capital redemption reserve and plus or minus the amount standing to the credit or debit (as the case may be) of the profit and loss accounts of the Company and its subsidiaries, all as shown in the then latest audited consolidated balance sheets of the Company and its subsidiaries but:

(i) adjusted as may be appropriate to take account of:

(a) any increase in or reduction of the paid-up share capital and any variation in such capital and revenue reserves (other than profit and loss accounts) since the date of the relevant audited balance sheets and any distribution declared, recommended or made by the Company or its subsidiaries (to the extent not attributable directly or indirectly to the Company) out of profits earned up to and including the date of the relevant balance sheet to the extent that such distribution is not provided for in such balance sheet; and

(b) any companies which since such date have ceased to be or have become subsidiaries and any companies which will become or will cease to be subsidiaries as a result of the transaction in relation to which the calculation falls to be made;

(ii) excluding any sums set aside for taxation (including deferred taxation);

(iii) excluding any amounts attributable to minority interests in subsidiaries or associates; and

(iv) after making such other adjustments (if any) as the Auditors may consider appropriate.

(b) "**borrowings**" shall be deemed to include the following except in so far as otherwise taken into account:

(i) the principal amount for the time being owing in respect of any debenture within the meaning of Section 738 of the Companies Act 2006;

(ii) the principal amount raised by the Company or a subsidiary by acceptances under any acceptance credit opened on its behalf by any bank or accepting house, not being acceptances in relation to the purchase or sale of goods in the ordinary course of trading;

(iii) the nominal amount of any issued share capital and the principal amount of any moneys borrowed, the redemption or repayment of which is guaranteed or secured by the Company or a subsidiary and the beneficial interest in which is not owned by the Company or a subsidiary;

(iv) the nominal amount of any issued share capital (not being equity share capital) of a subsidiary owned otherwise than by the Company or a subsidiary; and

(v) any fixed or minimum premium payable on final repayment of any borrowing or deemed borrowing;

but shall not include:

(i) the proportion of the total moneys borrowed by a partly-owned subsidiary (otherwise than from the Company or another subsidiary) which corresponds to the proportion of its equity share capital not attributable directly or indirectly to the Company but only to the extent that such proportion exceeds any moneys borrowed from such partly-owned subsidiary by the Company or another subsidiary; or

(ii) amounts borrowed for the purpose of repaying the whole or any part of any moneys borrowed by the Company or a subsidiary (other than from a subsidiary or the Company and other than moneys falling within Article 97.5) and for the time being outstanding (including any fixed or minimum premium payable on final repayment) and intended to be applied for that purpose within six months of the borrowing thereof (pending their being so applied); or

(iii) moneys borrowed from bankers or others for the purpose of financing any contract in respect of which any part of the price receivable is guaranteed or insured by the Export Credits Guarantee Department of the Department of Trade, or any institution in the opinion of the Directors carrying on similar business, to an amount not exceeding that part of the price receivable thereunder which is so guaranteed or insured; or

(iv) amounts borrowed or raised which are for the time being deposited with HM Customs and Excise or any other body designated by any relevant legislation or order in connection with import deposits or any similar governmental scheme to the extent that the Company or any of its subsidiaries retains its interest therein.

Non-recourse debt that is secured solely on the assets of a Project Special Purpose Company shall not fall to be included as borrowings of the Group by virtue of its being borrowings of either a member of the Group or of an associate of the Company.

(c) "**Group**" means and includes the Company and its subsidiaries for the time being;

(d) "**Non-recourse debt**" means any debt owed by a Project Special Purpose Company and in respect of which no member of the Group or associate of the

Group, other than a Project Special Purpose Company, has any direct liability for repayment thereof; and

(e) "**Project Special Purpose Company**" means a special purpose undertaking operating solely for the purpose of carrying out and/or financing a Private Finance Initiative ("**PFI**"), Public/Private Partnership ("**PPP**") or similar project.

98 General Powers

The business and affairs of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Statutes or by these Articles required to be exercised by the Company in General Meeting subject nevertheless to any regulations of these Articles, to the provisions of the Statutes and to such regulations, whether or not consistent with these Articles, as may be prescribed by Special Resolution of the Company, but no regulation so made by the Company shall invalidate any prior act of the Directors which would have been valid if such regulation had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

The Directors may by resolution exercise any power conferred by the Statutes to make provision for the benefit of persons employed or formally employed by the Company or any of its subsidiaries in connection with the cessation or transfer to any person of the whole or any part of the undertaking of the Company or that subsidiary.

99 Provision for employees on cessation or transfer of business

The Directors may make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries (other than a Director or former Director) in the event of a cessation or transfer to any person of the whole or part of the undertaking of the Company or that subsidiary.

100 Local boards

100.1 The Directors may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration, and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local boards, or any of them, to fill any vacancies therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

101 Appointment of attorney

The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

102 Signatures on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for moneys paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors, or any committee appointed by the Directors and authorised in this regard, shall from time to time by resolution determine.

Secretary

103 Secretary

The Secretary shall be appointed by the Directors on such terms and for such period as they may think fit. Any Secretary so appointed may at any time be removed from office by the Directors, but without prejudice to any claim for damages for breach of any contract of service between him and the Company. If thought fit two or more persons may be appointed as Joint Secretaries. The Directors may also appoint from time to time on such terms as they may think fit one or more Assistant Secretaries.

The Seal

104 The Seal

104.1 The Directors shall provide for the safe custody of the Seal and any Securities Seal and neither shall be used without the authority of the Directors or of a committee authorised by the Directors in that behalf.

104.2 Every instrument to which the Seal shall be affixed shall be signed autographically by one Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose save that as regards any certificates for shares or debentures or other securities of the Company the Directors may by resolution determine that such signatures or either of them shall be dispensed with or affixed by some method or system of mechanical signature.

104.3 Where the Statutes so permit, any instrument signed by:

(a) one Director and the Secretary; or

(b) by two Directors

and expressed to be executed by the Company shall have the same effect as if executed under the Seal, provided that no instrument shall be so signed which makes it clear on its face that it is intended to have effect as a deed without the authority of the Directors or of a committee authorised by the Directors in that behalf.

104.4 The Securities Seal shall be used only for sealing securities issued by the Company and documents creating or evidencing securities so issued. Any such securities or documents sealed with the Securities Seal shall not require to be signed.

104.5 The Company may exercise the powers conferred by the Statutes with regard to having an official seal for use abroad and such powers shall be vested in the Directors.

Authentication of Documents

105 Authentication of documents

Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors or any committee, and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. A document purporting to be a copy of a resolution, or an extract from the minutes of a meeting, of the Company or of the Directors or any committee which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting.

Dividends

106 Final dividends

The Company may by Ordinary Resolution declare dividends but no such dividend shall exceed the amount recommended by the Directors.

107 Fixed and Interim dividends

If and so far as in the opinion of the Directors the profits of the Company justify such payments, the Directors may pay the fixed dividends on any class of shares carrying a fixed dividend expressed to be payable on fixed dates on the half-yearly or other dates prescribed for the payment thereof and may also from time to time pay interim dividends on shares of any class of such amounts and on such dates and in respect of such periods as they may think fit.

108 Scrip Dividends

With the prior approval of an Ordinary Resolution of the Company passed at any General Meeting the Directors may, in respect of:

(i) any dividend proposed to be declared at that or any other General Meeting; or

(ii) any interim dividend to be paid by the Directors pursuant to Article 107; or

(iii) the fixed dividends on any class of shares to be paid by the Directors pursuant to Article 107,

offer to holders of a particular class of shares the right to elect to receive in lieu of such dividend (or part thereof) an allotment of additional ordinary shares credited as fully paid. In any such case the following provisions shall apply:

(a) the basis of allotment shall be determined by the Directors so that, as nearly as may be considered convenient, the value (calculated by reference to the average quotation) of the additional ordinary shares to be allotted in lieu of any amount of dividend shall equal such amount. For such purposes the "**average quotation**" of an ordinary share shall be an average of the middle market quotation of the ordinary shares on The Stock Exchange, as derived from the Daily Official List maintained by the UK Listing Authority, on each of the first five business days on which the relevant class of shares are quoted "**ex**" the relevant dividend;

(b) if the Directors determine to allow such right of election on any occasion they shall give notice in writing to the holders of the relevant class of share of the right of election offered to them and shall issue forms of election and shall specify the procedure to be followed, and the place at which, and the latest date and time by which, duly completed forms of election must be lodged in order to be effective;

(c) the Directors may also issue forms under which holders of the relevant class of share may elect to receive ordinary shares instead of cash both in respect of the relevant dividend and in respect of future dividends not yet declared or resolved (and accordingly in respect of which the basis of allotment shall not have been determined);

(d) the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable on shares in respect whereof the share election has been duly exercised (the "**Elected Shares**"), and in lieu thereof additional ordinary shares shall be allotted to the holders of the Elected Shares on the basis of allotment determined as aforesaid. For such purpose the Directors shall capitalise, out of such of the sums standing to the credit of reserves (including any share premium account or capital redemption reserve) or profit and loss account as the Directors may determine a sum equal to the aggregate nominal amount of additional ordinary shares to be allotted on such basis and apply the same in paying up in full the appropriate number of new ordinary shares for allotment and distribution to and amongst the holders of the Elected Shares on such basis;

(e) additional ordinary shares allotted pursuant to an election in respect of any dividend proposed to be declared at any General Meeting or any interim dividend to be paid by the Directors pursuant to Article 107 shall rank equally in all respects with the fully paid ordinary shares in issue on the record date for the relevant dividend save only as regards participation in the relevant dividend;

(f) additional ordinary shares allotted pursuant to an election, in respect of the fixed dividends on any class of shares to be paid by the Directors pursuant to Article

116.2 shall rank equally in all respects with the fully paid ordinary shares then in issue;

(g) no holder of any class of shares may be allotted a fraction of a share. The Directors may make such provision as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the Company;

(h) the Directors may on any occasion determine that rights of election shall not be made available to any members with registered addresses in any territory where the absence of a registration statement or other special formalities circulation of an offer of rights of election would or might be unlawful, and in such event the provisions aforesaid shall be read and construed subject to such determination;

(i) in relation to any particular proposed dividend the Directors may in their absolute discretion withdraw the offer previously made to the holders of the relevant class of shares to elect to receive additional ordinary shares in lieu of the cash dividends (or part thereof) at any time prior to the allotment of the additional ordinary shares.

109 Dividends on part-paid shares

Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide, all dividends shall (as regards any shares not fully paid throughout the period in respect of which the dividend is paid) be apportioned and paid pro rata according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purposes of this Article no amount paid on a share in advance of calls shall be treated as paid on the share.

110 No interest on dividends

No dividend or other moneys payable on or in respect of a share shall bear interest as against the Company.

111 Deduction of sums payable on account

The Directors may deduct from any dividend or other moneys payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares of the Company.

112 Retention of dividends

112.1 The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the moneys payable to the Company in respect of that share.

112.2 The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares contained in these Articles entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same.

113 Waiver of dividend

The waiver in whole or in part of any dividend on any share by any document (whether or not executed as a Deed) shall be effective only if such document is signed or authenticated in accordance with Article 128 by the member (or the person entitled to the share in consequence of the death or bankruptcy of the member or otherwise by operation of law) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

114 Unclaimed dividend

The payment by the Directors of any unclaimed dividend or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to the Company.

115 Distribution *in specie*

The Company may upon the recommendation of the Directors by Ordinary Resolution direct payment of a dividend in whole or in part by the distribution of specific assets (and in particular of paid-up shares or debentures of any other company) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional certificates, may fix the value for distribution of such specific assets or any part thereof, may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees as may seem expedient to the Directors.

116 Manner of payment of dividends

116.1 Any dividend or other moneys payable on or in respect of a share may be paid to the member or person entitled thereto (or, if two or more persons are registered as joint members or are entitled thereto in consequence of the death or bankruptcy of the member or otherwise by operation of law, to any one of such persons) or to such person as such member or person or persons may by writing direct. Such dividend or other moneys may be paid:

(i) by cheque sent by post to the registered address of the payee or, where there is more than one payee, to any one of them; or

(ii) by inter-bank transfer to such account as the payee or payees shall in writing direct; or

(iii) (if so authorised by the holder of shares in uncertificated form) using the facilities of a relevant system (subject to the facilities and requirements of the relevant system); or

(iv) by such other method of payment as the member (or, in the case of joint members or persons entitled to the share in consequence of the death or bankruptcy of the member or otherwise by operation of law, all of them) may agree to.

Payment of the cheque or warrant by the banker upon whom it is drawn shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby.

116.2 Subject to the provisions of these Articles and to the rights attaching to any shares, any dividend or other moneys payable on or in respect of a share may be paid in such currency as the Directors may determine, using such exchange rate for currency conversions as the Directors may select.

117 Joint Members

If two or more persons are registered as joint members, or are entitled jointly to a share in consequence of the death or bankruptcy of the member or otherwise by operation of law, any one of them may give effectual receipts for any dividend or other moneys payable or property distributable on or in respect of the share.

118 Record date for dividends

Any resolution for the declaration or payment of a dividend on shares of any class, whether a resolution of the Company in General Meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as the holders of such shares at the close of business on a particular date, notwithstanding that it may be a date prior to that on which the resolution is passed, and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

Capitalisation of Profits and Reserves

119 Capitalisation of profits and reserves

119.1 The Directors may, with the sanction of an Ordinary Resolution of the Company, capitalise any sum standing to the credit of any of the Company's reserve accounts (including any share premium account, capital redemption reserve or other undistributable reserve) or any sum standing to the credit of profit and loss account.

119.2 Such capitalisation shall be effected by appropriating such sum to the holders of ordinary shares on the Register at the close of business on the date of the resolution (or such other date as may be specified therein or determined as therein provided) in proportion to their then holdings of ordinary shares and applying such sum on their behalf in paying up in full new ordinary shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

119.3 The Directors may do all acts and things considered necessary or expedient to give effect to any such capitalisation, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

Accounts

120 Accounting records

Accounting records sufficient to show and explain the Company's transactions and otherwise complying with the Statutes shall be kept at the Office, or at such other place as the Directors think fit, and shall always be open to inspection by the officers of the Company. Subject as aforesaid no member of the Company or other person shall have any right of inspecting any account or book or document of the Company except as conferred by statute or ordered by a court of competent jurisdiction or authorised by the Directors.

121 Copies of accounts for members

121.1 Subject as provided in Article 121.2, a copy of the Company's annual accounts and report which are to be laid before a General Meeting of the Company (including every document required by law to be comprised therein or attached or annexed thereto) shall not less than 21 days before the date of the meeting be sent to every member of, and every holder of debentures of, the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or of these Articles.

121.2 Article 121.1 shall not require a copy of these documents to be sent to any member to whom a summary financial statement is sent in accordance with the Statutes and provided further that this Article shall not require a copy of these documents to be sent to more than one of joint members or to any person of whose address the Company is not aware, but any member or holder of debentures to whom a copy of these documents has been sent shall be entitled to receive a copy free of charge on application at the Office.

122 Validity of Auditor's acts

Subject to the provisions of the Statutes, all acts done by any person acting as an Auditor shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently become disqualified.

123 Auditor's right to attend General Meetings

An Auditor shall be entitled to attend any General Meeting and to receive all notices of and other communications relating to any General Meeting which any member is entitled to receive and to be heard at any General Meeting on any part of the business of the meeting which concerns him as Auditor.

Communications with Members

124 Service of notices etc.

124.1 The Company may, subject to and in accordance with the Companies Acts and these Articles, send or supply all types of notices, documents or information to members by electronic means, including by making such notices, documents or information available on a website.

124.2 The Company Communications Provisions have effect for the purposes of any provision of the Companies Acts or these Articles that authorises or requires notices, documents or information to be sent or supplied by or to the Company.

124.3 Any notice, document or information (including a share certificate) which is sent or supplied by the Company in hard copy form, or in electronic form but to be delivered other than by electronic means, and which is sent by pre-paid post and properly addressed shall be deemed to have been received by the intended recipient at the expiration of 24 hours (or, where second class mail is employed, 48 hours) after the time it was posted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed, pre-paid and posted.

124.4 Any notice, document or information which is sent or supplied by the Company by electronic means shall be deemed to have been received by the intended recipient at 9 a.m. on the day following that on which it was transmitted, and in proving such receipt it shall be sufficient to show that such notice, document or information was properly addressed.

124.5 Any notice, document or information which is sent or supplied by the Company means of a website shall be deemed to have been received when the material was first made available on the website or, if later, when the recipient received (or is deemed to have received) notice of the fact that the material was available on the website.

124.6 The accidental failure to send, or the non-receipt by any person entitled to, any notice of or other document or information relating to any meeting or other proceeding shall not invalidate the relevant meeting or proceeding.

124.7 The provisions of this Article shall have effect in place of the Company Communications Provisions relating to deemed delivery of notices, documents or information.

125 Joint members

125.1 Anything which needs to be agreed or specified by joint members shall for all purposes be taken to be agreed or specified by all the joint members where it has been agreed or specified by the joint member whose name stands first in the Register in respect of the share.

125.2 Any notice, document or information which is authorised or required to be sent or supplied to joint members may be sent or supplied to the joint member whose name stands first in the Register in respect of the share, to the exclusion of the other joint members. For such purpose, a joint member having no registered address in the United Kingdom and not having supplied an address within the United Kingdom for the service of notices may, subject to the Statutes, be disregarded.

125.3 The provisions of this Article shall have effect, subject to the Statutes, in place of the Company Communications Provisions regarding joint members.

126 Deceased and Bankrupt Members

126.1 A person who claims to be entitled to a share in consequence of the death or bankruptcy of a member or otherwise by operation of law shall supply to the Company:

(a) such evidence as the Directors may reasonably require to show his title to the share,

(b) an address within the United Kingdom for the service of notices,

whereupon he shall be entitled to have sent or supplied to him at such address any notice, document or information to which the said member would have been entitled. Any notice, document or information so sent or supplied shall for all purposes be deemed to be duly sent or supplied to all persons interested (whether jointly with or as claiming through or under him) in the share.

126.2 Save as provided by Article 126.1, any notice, document or information delivered or sent or supplied to the address of any member in pursuance of these Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company has notice of his death or bankruptcy or liquidation, be deemed to have been duly sent or supplied in respect of any share registered in the name of such member as sole or first-named joint member.

126.3 The provisions of this Article shall have effect, subject to any mandatory provision of the Statutes, in place of the Company Communications Provisions regarding the death or bankruptcy of a holder of shares in the Company.

127 Overseas Members

Subject to the Statutes, the Company shall not be required to send notices, documents or information to a member who (having no registered address within the United Kingdom) has not supplied to the Company an address within the United Kingdom for the service of notices.

128 Signature or authentication of documents sent by electronic means

Where these Articles require a notice or other document to be signed or authenticated by a member or other person then any notice or other document sent or supplied in electronic form is sufficiently authenticated in any manner authorised by the Company Communications Provisions or in such other manner approved by the Directors. The Directors may designate mechanisms for validating any such notice or other document, and any such document not so validated by use of such mechanisms shall be deemed not to have been received by the Company.

129 Statutory provisions as to notices

Nothing in any of the preceding seven Articles shall affect any provision of the Statutes that requires or permits any particular notice, document or information to be sent or supplied in any particular manner.

Winding Up

130 Directors' power to petition

The Directors shall have power in the name and on behalf of the Company to present a petition to the Court for the Company to be wound up.

Directors' Liabilities

131 Indemnity

131.1 Subject to the provisions of, and so far as may be permitted by and consistent with the Statutes and rules made by the UK Listing Authority, the Company may indemnify any Director, former Director, Secretary or other officer of the Company and each of the Associated Companies of the Company out of the assets of the Company against:

(a) any liability incurred by or attaching to him in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company other than:

(i) any liability to the Company or any Associated Company; and

(ii) any liability of the kind referred to in Section 234(3) of the Companies Act 2006; and

(b) any other liability incurred by or attaching to him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office.

131.2 Subject to the Companies Acts and rules made by the UK Listing Authority the Company shall indemnify a Director of the Company and any Associated Company of the Company if it is the trustee of an occupational pension scheme (within the meaning of Section 235(6) of the Companies Act 2006).

131.3 Where a Director, former Director, Secretary or other officer is indemnified against any liability in accordance with this Article 131, such indemnity may extend to all costs, charges, losses, expenses and liabilities incurred by him in relation thereto.

131.4 In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

132 Insurance

132.1 Without prejudice to Article 131, the Directors shall have the power to purchase and maintain insurance for or for the benefit of:

(a) any person who is or was at any time a Director, officer or employee of any Relevant Company (as defined in Article 132.2 below); or

(b) any person who is or was at any time a trustee of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by or attaching to him in respect of any act or omission in the actual or purported execution and/or discharge of his duties and/or in the exercise or purported exercise of his powers and/or otherwise in relation to his duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme (and all costs, charges, losses, expenses and liabilities incurred by him in relation thereto).

132.2 For the purpose of Article 132.1 above, "**Relevant Company**" shall mean:

(a) the Company;

(b) any holding company of the Company;

(c) any other body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company; or

(d) any subsidiary undertaking of the Company or of such other body.

133 Defence expenditure

133.1 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company with funds to meet expenditure incurred or to be incurred by him in defending himself in any criminal or civil proceedings in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or an Associated Company of the Company or in connection with any application for relief under the provisions mentioned in Section 205(5) of the Companies Act 2006; and

(b) may do anything to enable any such Director, Secretary or other officer to avoid incurring such expenditure.

133.2 The terms set out in Section 205(2) of the Companies Act 2006; shall apply to any provision of funds or other things done under Article 133.1.

133.3 Subject to the provisions of and so far as may be permitted by the Statutes and rules made by the UK Listing Authority, the Company:

(a) may provide a Director, former Director, Secretary or other officer of the Company or any Associated Company of the Company with funds to meet expenditure incurred or to be incurred by him in defending himself in an investigation by a regulatory authority or against action proposed to be taken by a regulatory authority in connection with any alleged negligence, default, breach of duty or breach of trust by him in relation to the Company or any Associated Company of the Company; and

(b) may do anything to enable any such Director, former Director, Secretary or other officer to avoid incurring such expenditure.

133.4 In this Article "Associated Company" shall have the meaning given thereto by Section 256 of the Companies Act 2006.

133.5 Where the board of Directors considers it appropriate, the Company may grant a documentary indemnity in any form in favour of any Director, former Director, Secretary or other officer of the Company.